     As filed with the Securities and Exchange Commission on July 27, 1998
                                                      Registration No. 333-

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                    FORM S-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               SCHLUMBERGER N.V.
                             (SCHLUMBERGER LIMITED)
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

 NETHERLANDS ANTILLES                 1389                  52-0684746
     (STATE OR OTHER            (PRIMARY STANDARD        (I.R.S. EMPLOYER
     JURISDICTION OF               INDUSTRIAL          IDENTIFICATION NUMBER)
    INCORPORATION OR           CLASSIFICATION CODE
      ORGANIZATION)                  NUMBER)

42 RUE SAINT-DOMINIQUE           277 PARK AVENUE           PARKSTRAAT 83
   PARIS, FRANCE 75007         NEW YORK, NEW YORK,          THE HAGUE,
    (33-1) 4062-1000                USA 10172             THE NETHERLANDS
                                 (212) 350-9400               2514 JG
                                                         (31-70) 310-5447

              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                            DAVID S. BROWNING, ESQ.
                         GENERAL COUNSEL AND SECRETARY
                              SCHLUMBERGER LIMITED
                                277 PARK AVENUE
                         NEW YORK, NEW YORK 10172-2066
               (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
               NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                ---------------

                                   Copies to:
      MOULTON A. GOODRUM, JR.                     MICHAEL W. CONLON
       BAKER & BOTTS, L.L.P.                 FULBRIGHT & JAWORSKI L.L.P.
       3000 ONE SHELL PLAZA                         1301 MCKINNEY
     HOUSTON, TEXAS 77002-4995                   HOUSTON, TEXAS 77010
          (713) 229-1234                            (713) 651-5427

                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective and all other conditions to the merger of Camco International Inc. ("Camco") with a subsidiary of Registrant pursuant to the Agreement and Plan of Merger dated as of June 18, 1998, described in the Joint Proxy Statement and Prospectus contained herein have been satisfied.
  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]
  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [_]

                                ---------------
                        CALCULATION OF REGISTRATION FEE

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--------------------------------------------------------------------------------

                                                        PROPOSED MAXIMUM
 TITLE OF EACH CLASS OF                PROPOSED MAXIMUM    AGGREGATE
    SECURITIES TO BE     AMOUNT TO BE   OFFERING PRICE      OFFERING          AMOUNT OF
       REGISTERED        REGISTERED(1)    PER SHARE         PRICE(2)     REGISTRATION FEE(3)
--------------------------------------------------------------------------------
Common Stock, par value
 $.01 per share.........  45,000,000         N/A         $2,746,350,000       $205,537

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(1) Represents the number of shares of common stock of the Registrant to be issued in the Merger to holders of common stock of Camco determined in accordance with the terms of the Merger Agreement (1.18 shares of common stock of the Registrant for each outstanding share of common stock of Camco) and based on the number of shares of common stock of Camco outstanding on July 24, 1998.
(2) Reflects the market price of the Capital Stock of Camco to be exchanged for Common Stock of the Registrant in connection with the Merger described in this Registration Statement computed in accordance with Rule 457(c) and Rule 457(f)(1) under the Securities Act of 1933, as amended, based upon the average of the high and low prices of the Common Stock of Camco as reported by the New York Stock Exchange, Inc. on July 24, 1998 ($61.03). The proposed maximum aggregate offering price is estimated solely to determine the registration fee.
(3) Pursuant to Rule 457(b) under the Securities Act of 1933, as amended, the registration fee included with this Registration Statement has been offset by $604,636, which is the fee paid by Camco in connection with the Merger with the filing of preliminary proxy materials on Schedule 14A (which contained the Proxy Statement/Prospectus included herein) filed on July 10, 1998.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           CAMCO INTERNATIONAL INC.
                                 7030 ARDMORE
                             HOUSTON, TEXAS 77054

                                                                 August 3, 1998

Dear Stockholder:

  You are cordially invited to attend a special meeting of stockholders (the "Special Meeting") of Camco International Inc. ("Camco") to be held at 10:00 a.m., Houston, Texas time, on Monday, August 31, 1998, at Chevron Tower Auditorium, 1301 McKinney, Houston, Texas.

  At the Special Meeting, you will be asked to consider and vote upon a proposal to approve and adopt an Agreement and Plan of Merger dated as of June 18, 1998 (the "Merger Agreement"), by and among Schlumberger Technology Corporation ("STC"), Schlumberger OFS, Inc., a newly formed wholly owned subsidiary of STC ("Merger Sub"), and Camco, pursuant to which STC will acquire Camco through a merger of Merger Sub with and into Camco (the "Merger"). STC is a wholly owned subsidiary of Schlumberger N.V. (Schlumberger Limited), a publicly traded Netherlands Antilles corporation ("Schlumberger"). The Merger Agreement provides that, upon completion of the Merger, each outstanding share of Camco common stock, $.01 par value ("Camco Common Stock"), will be converted into the right to receive 1.18 shares of Schlumberger common stock, $.01 par value ("Schlumberger Common Stock"). As a result, an aggregate of approximately 45 million shares of Schlumberger Common Stock would be issued in exchange for shares of Camco Common Stock (representing approximately 8% of the outstanding shares of Schlumberger Common Stock) and approximately 2.3 million additional shares of Schlumberger Common Stock will be reserved for issuance pursuant to outstanding employee benefit awards of Camco. After the Merger, Camco will be a wholly owned subsidiary of STC.

  A summary of the basic terms and conditions of the Merger, certain financial and other information relating to Schlumberger and Camco and a copy of the Merger Agreement are set forth in the enclosed Proxy Statement/Prospectus. Please review and consider the enclosed materials carefully. In connection with its approval of the Merger on June 18, 1998, the Board of Directors of Camco received and took into account the opinion of Morgan Stanley & Co. Incorporated ("Morgan Stanley"), Camco's financial advisor, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the common stock exchange ratio of 1.18 was fair to Camco's stockholders from a financial point of view. A copy of the opinion of Morgan Stanley dated June 18, 1998 is included in the accompanying Proxy Statement/Prospectus as Annex C and should be read carefully in its entirety.

  The Board of Directors has unanimously approved the Merger Agreement and the related transactions. THE BOARD OF DIRECTORS AND MANAGEMENT BELIEVE THAT THE PROPOSED MERGER IS IN THE BEST INTERESTS OF CAMCO AND THE STOCKHOLDERS OF CAMCO AND UNANIMOUSLY RECOMMEND THAT YOU VOTE "FOR" ITS APPROVAL.

  WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED. ACCORDINGLY, WE ASK THAT YOU MARK, DATE, SIGN AND RETURN YOUR PROXY AT YOUR EARLIEST CONVENIENCE IN THE ENVELOPE PROVIDED, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. If you have multiple stockholder accounts and receive more than one set of these materials, please be sure to vote each proxy and return it in the respective postage-paid envelope provided.

  Thank you for your continued interest and cooperation.

                                          Very truly yours,

                                          [SIGNATURE OF GILBERT H. TAUSCH
                                           APPEARS HERE]

                                          Gilbert H. Tausch
                                          Chairman of the Board,
                                          President and Chief Executive
                                           Officer

                           CAMCO INTERNATIONAL INC.
                                 7030 ARDMORE
                             HOUSTON, TEXAS 77054

                               ----------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD AUGUST 31, 1998

                               ----------------

  NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders of Camco International Inc. ("Camco") will be held at 10:00 a.m., Houston, Texas time, on Monday, August 31, 1998, at Chevron Tower Auditorium, 1301 McKinney, Houston, Texas, for the following purposes:

    1. To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger dated June 18, 1998 (the "Merger Agreement"), by and among Schlumberger Technology Corporation ("STC," a wholly owned subsidiary of Schlumberger N.V. (Schlumberger Limited) ("Schlumberger")), Schlumberger OFS, Inc., a newly formed wholly owned subsidiary of STC ("Merger Sub"), and Camco, providing for the merger of Merger Sub with and into Camco and pursuant to which each outstanding share of Camco common stock, $.01 par value ("Camco Common Stock"), will be converted into the right to receive 1.18 shares of Schlumberger's common stock, $.01 par value ("Schlumberger Common Stock"). As a result, an aggregate of approximately 45 million shares of Schlumberger Common Stock would be issued in exchange for shares of Camco Common Stock (representing approximately 8% of the outstanding shares of Schlumberger Common Stock) and approximately 2.3 million additional shares of Schlumberger Common Stock will be reserved for issuance pursuant to outstanding employee benefit awards of Camco. After the Merger, Camco will be a wholly owned subsidiary of STC.

    2. To consider and take action upon any other business that may properly come before the Special Meeting, or any adjournment or postponement thereof.

  THE BOARD OF DIRECTORS OF CAMCO HAS CAREFULLY CONSIDERED THE TERMS OF THE MERGER AGREEMENT AND THE MERGER AND BELIEVES THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, CAMCO AND ITS STOCKHOLDERS. THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" APPROVAL OF THE MERGER.

  The Board of Directors has fixed the close of business on July 30, 1998, as the record date for the determination of stockholders entitled to notice of, and to vote at, the Special Meeting or any adjournment or postponement thereof. Only stockholders of record at the close of business on the record date are entitled to notice of and to vote at such meeting. A complete list of such stockholders will be available for examination at the Special Meeting and at Camco's offices at 7030 Ardmore, Houston, Texas, during ordinary business hours, after August 20, 1998, for the examination of any such stockholder for any purpose germane to the Special Meeting.

                                          By order of the Board of Directors,

                                          [SIGNATURE OF RONALD R. RANDALL
                                           APPEARS HERE]

                                          Ronald R. Randall
                                          Secretary
August 3, 1998

                               ----------------

                                   IMPORTANT

  YOU ARE CORDIALLY INVITED TO ATTEND THE SPECIAL MEETING IN PERSON. EVEN IF YOU PLAN TO BE PRESENT, YOU ARE URGED TO MARK, DATE, SIGN AND RETURN THE ENCLOSED PROXY AT YOUR EARLIEST CONVENIENCE IN THE ENVELOPE PROVIDED, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY VOTE EITHER IN PERSON OR BY YOUR PROXY.

                               SCHLUMBERGER N.V.
                            (SCHLUMBERGER LIMITED)
                   (COMMON STOCK, PAR VALUE $.01 PER SHARE)

                                  PROSPECTUS

                               ----------------

                           CAMCO INTERNATIONAL INC.

                                PROXY STATEMENT
          SPECIAL MEETING OF STOCKHOLDERS TO BE HELD AUGUST 31, 1998

                               ----------------

  This Proxy Statement/Prospectus relates to a proposed merger (the "Merger") pursuant to the terms of an Agreement and Plan of Merger dated June 18, 1998 (the "Merger Agreement"), by and among Schlumberger Technology Corporation ("STC," a Texas corporation and a wholly owned subsidiary of Schlumberger N.V. (Schlumberger Limited), a Netherlands Antilles corporation ("Schlumberger")), Schlumberger OFS, Inc., a Delaware corporation and a wholly owned subsidiary of STC ("Merger Sub"), and Camco International Inc., a Delaware corporation ("Camco"). Pursuant to the Merger Agreement, the stockholders of Camco will receive 1.18 shares of common stock, par value $.01 per share, of Schlumberger ("Schlumberger Common Stock") in exchange for each share of common stock, par value $.01 per share, of Camco ("Camco Common Stock") they own on the record date. In the Merger, Merger Sub will be merged into Camco, with Camco surviving and becoming a wholly owned subsidiary of STC and thus of Schlumberger.

  Schlumberger has filed a registration statement on Form S-4 pursuant to the Securities Act of 1933, as amended (the "Securities Act"), covering such number of shares of Schlumberger Common Stock as will need to be issued to stockholders of Camco in the Merger (approximately 45 million shares with an approximate aggregate market value of $2.7 billion). This Proxy Statement/Prospectus constitutes the Prospectus to be filed by Schlumberger as part of its registration statement and also constitutes the Proxy Statement being furnished to stockholders of Camco in connection with the solicitation of proxies by the Board of Directors of Camco for use at the Special Meeting of the Stockholders of Camco (the "Special Meeting") scheduled to be held on August 31, 1998, or at any adjournment or postponement thereof.

  This Proxy Statement/Prospectus and the accompanying form of proxy are first being mailed to stockholders of Camco on or about August 3, 1998.

  On July 24, 1998, the closing price of Schlumberger Common Stock on the New York Stock Exchange, Inc. (the "NYSE") was $60.88 and the closing price of Camco Common Stock on the NYSE was $70.00. The equivalent value of the Camco Common Stock (derived by multiplying the closing price of Schlumberger Common Stock by the 1.18 exchange ratio) was $71.83 on that date.

                               ----------------

 THE SHARES OF SCHLUMBERGER COMMON STOCK  TO BE ISSUED IN CONNECTION WITH THE
  MERGER  HAVE NOT  BEEN  APPROVED  OR  DISAPPROVED  BY  THE SECURITIES  AND
   EXCHANGE  COMMISSION OR  ANY  STATE SECURITIES  COMMISSION  NOR HAS  THE
    SECURITIES AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES COMMISSION
     PASSED   UPON    THE   ACCURACY   OR   ADEQUACY    OF   THIS   PROXY
      STATEMENT/PROSPECTUS.  ANY  REPRESENTATION TO  THE  CONTRARY IS  A
       CRIMINAL OFFENSE.

         THE DATE OF THE PROXY STATEMENT/PROSPECTUS IS JULY 27, 1998.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
QUESTIONS AND ANSWERS ABOUT THE MERGER FOR CAMCO STOCKHOLDERS..............   1
SUMMARY....................................................................   4
SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION.....................   7
  Schlumberger Summary Historical Consolidated Financial Information.......   8
  Camco Summary Historical Consolidated Financial Information..............   9
  Summary Unaudited Pro Forma Combined Financial Information...............  10
COMPARATIVE PER SHARE DATA.................................................  11
MARKET PRICES AND DIVIDEND INFORMATION.....................................  12
RECENT DEVELOPMENTS........................................................  13
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS..................  14
THE COMPANIES..............................................................  14
  Schlumberger.............................................................  14
  STC......................................................................  15
  Merger Sub...............................................................  16
  Camco....................................................................  16
THE SPECIAL MEETING OF CAMCO STOCKHOLDERS..................................  17
  Time, Date and Place.....................................................  17
  Purpose of the Special Meeting...........................................  17
  Record Date; Voting Rights; Vote Required for Approval...................  17
  Proxies..................................................................  17
  Availability of Accountants..............................................  18
THE MERGER AND RELATED TRANSACTIONS........................................  18
  The Merger...............................................................  18
  Background of the Merger.................................................  19
  Camco's Reasons for the Merger...........................................  21
  Recommendation of the Camco Board of Directors...........................  22
  Opinion of Financial Advisor to Camco....................................  22
  Interests of Certain Persons in the Merger...............................  27
  Certain United States Federal Income Tax Consequences....................  28
  Accounting Treatment.....................................................  29
  Governmental and Regulatory Matters......................................  29
  No Appraisal Rights......................................................  30
  Federal Securities Law Consequences; Resale Restrictions.................  30
CERTAIN TERMS OF THE MERGER AGREEMENT......................................  31
  The Merger...............................................................  31
  Certain Covenants........................................................  31
  Certain Representations and Warranties...................................  32
  Conditions to the Merger.................................................  33
  Termination of the Merger Agreement......................................  34
  Expenses.................................................................  36
  Amendments...............................................................  36
  The Transaction Agreement................................................  36
  Credit Arrangement.......................................................  37
SCHLUMBERGER SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION........  38
CAMCO SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION...............  39
UNAUDITED ADJUSTED PRO FORMA COMBINED FINANCIAL STATEMENTS.................  40
  Unaudited Adjusted Pro Forma Combined Balance Sheet......................  41
  Unaudited Adjusted Pro Forma Combined Statements of Operations...........  42
  Notes to Unaudited Adjusted Pro Forma Combined Financial Statements......  43

                                                                            PAGE
                                                                            ----
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF CAMCO....  44
DESCRIPTION OF SCHLUMBERGER CAPITAL STOCK..................................  46
  Authorized, Issued and Treasury Shares...................................  46
  Dividend Rights..........................................................  46
  Voting Rights............................................................  46
  Preemptive and Other Rights..............................................  46
  Listing; Transfer Agents and Registrars..................................  47
  Comparative Rights of Schlumberger and Camco Stockholders................  47
LEGAL MATTERS..............................................................  50
EXPERTS....................................................................  50
WHERE YOU CAN FIND MORE INFORMATION........................................  50
ANNEX A--Agreement and Plan of Merger...................................... A-1
ANNEX B--Transaction Agreement............................................. B-1
ANNEX C--Opinion of Camco's Financial Advisor.............................. C-1

         QUESTIONS AND ANSWERS ABOUT THE MERGER FOR CAMCO STOCKHOLDERS

  The following questions and answers highlight selected information regarding the Merger and related transactions described in this Proxy Statement/Prospectus and may not contain all information that is important to you as you consider the merits of the Merger. For a more complete description of the terms of the Merger and the related transactions, please read this entire Proxy Statement/Prospectus and the documents we refer to. See also "Where You Can Find More Information" on page 50.
Q: PLEASE BRIEFLY DESCRIBE THE PROPOSED MERGER AND THE RELATED TRANSACTIONS.

A: Schlumberger OFS, Inc., a newly formed direct wholly owned subsidiary of STC, will be merged into Camco, with Camco being the surviving corporation and becoming a wholly owned subsidiary of STC and thus a subsidiary of Schlumberger.

  In this Proxy Statement/Prospectus:

  . we refer to Schlumberger N.V. (Schlumberger Limited), a Netherlands An-tilles corporation, as "Schlumberger";

  . we refer to Schlumberger Technology Company, a Texas corporation and a wholly owned subsidiary of Schlumberger, as "STC";

  . we refer to Schlumberger OFS, Inc., a Delaware corporation and a newly formed subsidiary of STC, as "Merger Sub";

  . we refer to Camco International Inc., a Delaware corporation, as "Camco";

  . we refer to the Merger of Merger Sub into Camco as the "Merger";

  . we refer to the agreement between STC, Merger Sub and Camco concerning the Merger as the "Merger Agreement";

  . we refer to the agreement between Schlumberger and Camco concerning the delivery by Schlumberger to STC of the Schlumberger Common Stock neces-sary to effect the Merger as the "Transaction Agreement";

  . we refer to the special meeting of Camco stockholders described on page
    17 as the "Special Meeting";

  . we refer to common stock, par value $.01 per share, of Schlumberger as "Schlumberger Common Stock"; and

  . we refer to common stock, par value $.01 per share, of Camco as "Camco
    Common Stock."

Q: WHAT WILL I RECEIVE IN THE MERGER?

A: As a Camco stockholder, you will receive 1.18 shares of Schlumberger Common
   Stock in exchange for each share of Camco Common Stock that you own. The 1.18-to-1 exchange ratio is fixed and will not change. You will receive only whole shares of Schlumberger Common Stock. Any fractional shares you would otherwise receive in the exchange will be paid to you in cash.

Q: WHY IS THE BOARD OF DIRECTORS OF CAMCO RECOMMENDING THAT I VOTE IN FAVOR OF
   THE MERGER?

A: In the opinion of Camco's Board of Directors, the Merger is in the best interests of Camco and its stockholders. For the Merger to occur, the holders of a majority of Camco's outstanding common stock must approve the Merger. A more detailed description of the background and reasons for the Merger appears on pages 19 and 21, respectively.

Q: HOW MANY SHARES OF SCHLUMBERGER COMMON STOCK WILL BE OUTSTANDING AFTER THE
   MERGER?

A: When the Merger is completed, we expect that there will be approximately 543 million shares of Schlumberger Common Stock outstanding, approximately 8% of which will be held by former stockholders of Camco.

Q: WHAT DIVIDENDS WILL I RECEIVE IN THE FUTURE?

A: Schlumberger is currently paying quarterly dividends of $0.1875 per share.
   Based on the 1.18-to-1 exchange ratio, this would amount to $.22125 per share of Camco Common Stock per quarter compared to the $.05 per share quarterly dividend currently being paid by Camco. Schlumberger does not expect to change its dividend policy as a result of the Merger, but there can be no assurances that this dividend will continue in the future.

Q: WHERE WILL THE SCHLUMBERGER SHARES BE LISTED?

A: The shares of Schlumberger Common Stock to be delivered in the Merger will be listed on the New York Stock Exchange, the Paris Stock Exchange, the London Stock Exchange, the Amsterdam Stock Exchange and the Swiss Stock Exchange.

Q: WHAT ARE THE TAX CONSEQUENCES TO CAMCO STOCKHOLDERS OF THE MERGER?

A: STC and Camco believe the Merger will be tax-free for U.S. federal income tax purposes to the stockholders of Camco, except for cash received instead of fractional shares. A more detailed description of the U.S. federal income tax consequences of the Merger appears on page 28.

Q: WHEN IS THE MERGER EXPECTED TO BE COMPLETED?

A: STC and Camco expect that the Merger will be completed promptly after the Special Meeting and receipt of governmental approvals, including antitrust clearance. STC and Camco anticipate closing the transaction late in the third quarter of 1998.

Q: WHAT SHOULD I DO NOW?

A: After reading this document carefully, you should complete and sign your proxy card and mail it in the enclosed return envelope as soon as possible, so that your shares may be represented at the Special Meeting. The Camco Board of Directors recommends voting for adoption of the Merger Agreement and the Merger.

Q: SHOULD I SEND MY STOCK CERTIFICATES NOW?

A: No. After the Merger is completed, Schlumberger will send you instructions for exchanging your shares of Camco Common Stock for shares of Schlumberger Common Stock.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY
   SHARES FOR ME?

A: Your broker will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares.

Q: MAY I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

A: Yes. You can change your vote by sending in a later-dated, signed proxy card to Camco's Secretary before the Special Meeting or by attending the Special Meeting and voting in person.

Q: WHAT OTHER MATTERS WILL BE VOTED ON AT THE SPECIAL MEETING?

A: We do not expect to ask you to vote on any other matters at the Special
   Meeting.

Q: WHO SHOULD I CALL WITH QUESTIONS?

A: If you have any questions about the Merger, or if you would like copies of any of the documents referred to or incorporated by reference in this Proxy Statement/Prospectus, please call: (i) David S. Browning, General Counsel of Schlumberger, at (212) 350-9400; or (ii) Ronald R. Randall, Vice President and General Counsel of Camco, at (713)747-4000. See also "Where You Can Find More Information" on page 50.

Q: WHAT WILL HAPPEN IN THE MERGER TO EMPLOYEE STOCK OPTIONS HELD BY CAMCO
   EMPLOYEES?

A: Each outstanding option to purchase Camco Common Stock, whether vested or unvested, will be converted into an option to purchase Schlumberger Common Stock. The exercise price of any such option and the number of shares of Schlumberger Common Stock covered by any such option will be adjusted using formulas designed to maintain the approximate economic value of the Camco options at the time of the Merger. For this purpose, the number of shares that may be acquired will be multiplied by 1.18 and the exercise price per share will be divided by 1.18.

Q: MAY I EXERCISE STOCK OPTIONS AND SELL CAMCO STOCK BETWEEN NOW AND THE
   COMPLETION OF THE MERGER?

A: Yes, unless you are subject to limitations on trading by persons defined as Camco "affiliates" and other restrictions on "insider trading" under securities laws. The limitations on "affiliates" are described beginning on page 30.

                                    SUMMARY

  This summary highlights selected information from this Proxy
Statement/Prospectus and may not contain all of the information that is important to you. To understand the Merger and related transactions more fully, you should carefully read this entire document and the documents referred to. See "Where You Can Find More Information" on page 50.
THE COMPANIES (SEE PAGE 14)

SCHLUMBERGER N.V.
(Schlumberger Limited)
277 Park Avenue
New York, New York 10172-0266
(212) 350-9400

42, rue Saint Dominique
Paris, France 75007
(33-1) 4062-1000

Parkstraat 83
The Hague,
The Netherlands 2514 JG
(31-70) 310-5447

  Schlumberger is a Netherlands Antilles corporation organized in 1956. Through its subsidiaries, Schlumberger engages in the following businesses: (i) Oilfield Services, which provides exploration and production services during the life of an oil and gas reservoir to the petroleum industry throughout the world; (ii) Measurement & Systems, consisting of Resource Management Services (metering equipment and systems & services) and Test & Transactions (electronic transactions and automated test equipment); and (iii) Omnes, which provides communications and information technology solutions to oil and gas companies and to companies with operations in remote locations.

SCHLUMBERGER TECHNOLOGY CORPORATION
300 Schlumberger Drive
Sugar Land, Texas 77478
(281) 285-8700

  STC is a Texas corporation organized in 1961. It is a wholly owned direct subsidiary of Schlumberger. STC engages in the Oilfield Services businesses in the United States through its operating divisions. Through wholly owned subsid-iaries, STC also engages in the Measurement & Systems businesses in the United States.

CAMCO INTERNATIONAL INC.
7030 Ardmore
Houston, Texas 77054
(713)747-4000

  Camco was incorporated in Delaware in 1988 and is the successor to Camco, Incorporated, which was incorporated in Texas in 1946. Camco is one of the world's leading providers of oilfield equipment and services for numerous speciality applications in key phases of oil and gas drilling, completion and production.

                      THE MERGER AND RELATED TRANSACTIONS
                                 (SEE PAGE 18)

  Merger Sub will be merged into Camco, with Camco being the surviving corporation and becoming a wholly owned subsidiary of STC.

  The Merger Agreement and the Transaction Agreement that together provide for the Merger and related transactions are attached as Annexes A and B to this Proxy Statement/Prospectus. We encourage you to read these documents carefully.

CONSIDERATIONS FOR CAMCO STOCKHOLDERS

  The Camco stockholders will be asked to approve the Merger Agreement and the Merger. The favorable vote of a majority of the outstanding shares of Camco Common Stock is required for approval.

                      RECOMMENDATION TO CAMCO STOCKHOLDERS

  The Board of Directors of Camco believes the Merger is in the best interests of Camco and its stockholders and recommends that you vote "FOR" the Merger proposal.

  In reaching its recommendation in favor of the Merger, the Camco Board of Di-rectors considered the opportunities for Camco as a separate company and as combined with Schlumberger, as well as other fac-tors, as discussed in "The Merger and Related Transactions--Camco's Reasons for the Merger" beginning on page 21.

                      WHAT CAMCO STOCKHOLDERS WILL RECEIVE

  If the Merger is completed, Camco stockholders will receive 1.18 shares of Schlumberger Common Stock for each share of Camco Common Stock that they own.

                      OPINION OF CAMCO'S FINANCIAL ADVISOR
                                 (SEE PAGE 22)

  In deciding to approve the Merger, the Camco Board received and considered the opinion of Morgan Stanley & Co. Incorporated, its financial advisor, as to the fairness of the exchange ratio of 1.18 shares of Schlumberger Common Stock for each share of Camco Common Stock to be received by its stockholders from a financial point of view. The opinion is attached as Annex C to this Proxy Statement/Prospectus. A summary of that opinion is set forth on page 22. Schlumberger and Camco encourage you to read the summary and the opinion.

ADDITIONAL CONSIDERATIONS FOR CAMCO STOCKHOLDERS

                   INTERESTS OF CAMCO OFFICERS AND DIRECTORS
                          IN THE MERGER (SEE PAGE 27)

  When considering the recommendations of the Camco Board of Directors, you should be aware that officers and directors of Camco have interests and arrangements that may be different from your interests as stockholders:

 . Executive officers will receive cash payments.

 . Certain unvested stock options and restricted shares of stock held by executive officers will vest.

 . Certain unvested stock options held by directors will vest.

        CONDITIONS TO THE MERGER AND RELATED TRANSACTIONS (SEE PAGE 33)

  The Merger and related transactions will be completed only if certain conditions, including the following, are satisfied (or waived in certain cases):

 .the approval of the Camco stockholders;

 .the receipt of all material governmental and other consents and approvals required (including those under the Hart-Scott-Rodino Antitrust Improvements
 Act);

 .the receipt of favorable letters from the respective independent accountants of Schlumberger, STC and Camco to the effect that the Merger qualifies to be accounted for as a pooling-of-interests; and

 .the receipt of favorable tax opinions from the respective counsel of Schlumberger, STC and Camco.

                      TERMINATION OF THE MERGER AGREEMENT
                                 (SEE PAGE 34)

  STC and Camco may mutually agree to terminate the Merger Agreement without completing the Merger.

  The Merger Agreement may also be terminated in certain other circumstances, including the following:

 .Either company may terminate the Merger Agreement if (i) a court or government authority has acted to prevent the Merger or (ii) the stockholders of Camco do not vote to approve the Merger.

 .Camco may terminate the Merger Agreement if it receives a proposal to acquire all of the Camco Common Stock or all or substantially all of the assets of Camco and a majority of disinterested members of Camco's Board of Directors determines in good faith that the alternative proposal is more favorable to Camco stockholders than the Merger.

 .STC may terminate the Merger Agreement if the Camco Board of Directors withdraws or modifies its recommendation of the Merger Agreement or approves or recommends that Camco stockholders approve another proposal to acquire a 15% or greater equity interest in Camco.

                         TERMINATION FEE (SEE PAGE 35)

  If the Merger Agreement is terminated for certain reasons, as explained on page 35, Camco must pay STC a termination fee of $90 million.

                       REGULATORY APPROVALS (SEE PAGE 29)

  STC and Camco have made filings and taken other actions necessary to obtain approvals from certain regulatory authorities, including antitrust authorities, in connection with the Merger. The initial filings under the Hart-Scott-Rodino Antitrust Improvements Act were made on June 29, 1998. Camco and STC expect to obtain all necessary regulatory approvals before the Special Meeting. However, it is not certain that Camco and STC will obtain all required regulatory approvals by then, and approvals may include conditions that could be detrimental to STC or Camco.

                    ACCOUNTING TREATMENT AND CONSIDERATIONS
                                 (SEE PAGE 29)

  STC and Camco expect to account for the Merger as a "pooling-of-interests." As a result, the historical financial statements for periods prior to consummation of the Merger will be restated as though Schlumberger and Camco had been combined from inception.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES
                                 (SEE PAGE 28)

  The Merger is conditioned on the receipt of opinions from legal counsel that, among other things, the Merger qualifies as a tax-free reorganization and that no gain or loss will be recognized by Camco's stockholders in connection with the Merger (except for cash received instead of fractional shares).

  Tax matters are complicated, and the tax consequences of the proposed transactions to you will depend on the facts of your own situation. You should consult your own tax advisors for a full understanding of the tax consequences to you of the Merger.

                       NO APPRAISAL RIGHTS (SEE PAGE 30)

  Under Delaware law, Camco stockholders will not have any right to an appraisal of the value of their shares in connection with the Merger.

                  CAMCO MARKET PRICE INFORMATION (SEE PAGE 12)

  Camco Common Stock is listed on the New York Stock Exchange. On June 18, 1998, the last full trading day prior to the public announcement of the proposed Merger, Camco Common Stock closed at $62.25. On July 24, 1998, Camco Common Stock closed at $70.00.

                     SCHLUMBERGER MARKET PRICE INFORMATION
                                 (SEE PAGE 12)

  Schlumberger Common Stock is listed on the New York Stock Exchange, the Paris Stock Exchange, the London Stock Exchange, the Amsterdam Stock Exchange and the Swiss Stock Exchange. On June 18, 1998, the last full trading day prior to the public announcement of the proposed Merger, Schlumberger Common Stock closed at $69.94 on the New York Stock Exchange. On July 24, 1998, Schlumberger Common Stock closed at $60.88 on the New York Stock Exchange.

                  LISTING OF SCHLUMBERGER STOCK (SEE PAGE 33)

  Schlumberger will apply to list the Schlumberger Common Stock to be delivered to Camco stockholders pursuant to the Merger Agreement under the ticker symbol "SLB" on the New York Stock Exchange. The Schlumberger Common Stock will also be listed on the Paris Stock Exchange, the London Stock Exchange, the Amsterdam Stock Exchange and the Swiss Stock Exchange.

                            SUMMARY HISTORICAL AND

                        PRO FORMA FINANCIAL INFORMATION
SOURCES OF INFORMATION

  Schlumberger and Camco are providing the following summary financial information to help you in your analysis of the financial aspects of the proposed Merger. Schlumberger and Camco derived this information from the audited and unaudited financial statements for the periods presented. The information is only a summary and you should read it in conjunction with the financial information included or incorporated by reference in this Proxy Statement/Prospectus. See "Where You Can Find More Information" on page 50, "Schlumberger Selected Historical Consolidated Financial Information" on page 38, "Camco Selected Historical Consolidated Financial Information" on page 39 and "Unaudited Adjusted Pro Forma Combined Financial Statements" on page 40.

PREPARATION OF THE SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

  The unaudited pro forma combined financial information is presented to show you how Schlumberger might have looked if the companies had been combined for the periods presented. Schlumberger and Camco prepared the pro forma financial information using the pooling-of-interests method of accounting. See "The Merger and Related Transactions--Accounting Treatment" on page 29.

  If the companies had been combined in the past, they might have performed differently. You should not rely on the pro forma financial information as an indication of the results that Schlumberger would have achieved if the Merger had taken place earlier or the future results that Schlumberger will experience after the Merger.

MERGER-RELATED EXPENSES

  STC and Camco estimate that the Merger and related transactions will result in fees and expenses totaling approximately $45 million, which will be expensed upon closing of the Merger. After the Merger, STC may incur certain charges and expenses relating to integrating the operations of Camco. We did not adjust the pro forma information for these charges and expenses or for certain operating efficiencies that STC may realize as a result of the Merger.

                                  SCHLUMBERGER

             SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  The summary financial information of Schlumberger set forth below (i) as at December 31, 1993, 1994, 1995, 1996 and 1997 and for the years then ended has been derived from audited consolidated financial statements of Schlumberger, and (ii) as at March 31, 1998 and for the three months ended March 31, 1997 and 1998 has been derived from unaudited consolidated financial statements of Schlumberger. Those audited and unaudited financial statements are incorporated by reference in this Proxy Statement/Prospectus and those financial statements should be read in conjunction herewith. See "Where You Can Find More Information."

                          THREE MONTHS ENDED
                               MARCH 31                        YEAR ENDED DECEMBER 31
                         --------------------- -------------------------------------------------------
                            1998       1997       1997        1996       1995       1994       1993
                         ---------- ---------- ----------- ---------- ---------- ---------- ----------
OPERATING RESULTS:
 Operating revenues..... $2,800,134 $2,402,060 $10,647,590 $8,956,150 $7,621,694 $6,696,845 $6,705,466
 Net income (1).........    350,732    259,943   1,295,697    851,483    649,157    536,077    334,763
 Earnings per share:
  (2)
   Basic (1)............ $     0.70 $     0.53 $      2.62 $     1.74 $     1.33 $     1.10 $     0.69
   Diluted (1)..........       0.68       0.51        2.52       1.70       1.32       1.10       0.67
 Cash dividends per
  share.................     0.1875     0.1875        0.75       0.75     0.7125       0.60       0.60
 Average shares
  outstanding: (2)
   Basic................    498,273    493,426     495,215    490,041    484,748    486,846    485,342
   Assuming dilution....    518,444    509,219     514,345    500,498    487,864    488,532    488,562
OTHER INFORMATION:
 Capital expenditures,
  excluding
  acquisitions.......... $  315,935 $  265,530 $ 1,495,980 $1,157,957 $  938,847 $  782,837 $  691,101

                                                            DECEMBER 31
                           MARCH 31,  --------------------------------------------------------
                             1998        1997        1996        1995       1994       1993
                          ----------- ----------- ----------- ---------- ---------- ----------
BALANCE SHEET
 INFORMATION:
 Working capital........  $ 2,749,054 $ 2,441,322 $ 1,568,207 $1,259,431 $1,037,097 $  907,832
 Total assets...........   12,262,011  12,096,731  10,325,051  8,910,100  8,322,099  7,916,947
 Long-term debt.........    1,103,479   1,069,056     637,203    613,404    394,167    446,942
 Stockholders' equity...    6,957,440   6,694,924   5,626,380  4,964,017  4,582,954  4,406,340

--------
(1) Includes a charge of $248 million ($0.51 per share; basic and diluted) in 1993 relating to the cumulative effect of a change in accounting principle.
(2) Restated for the 2-for-1 split on June 2, 1997.

                                   CAMCO (1)

             SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  The summary financial information of Camco set forth below (i) as at December 31, 1993, 1994, 1995, 1996 and 1997 and for the years then ended has been derived from audited consolidated financial statements of Camco, and (ii) as at March 31, 1998 and for the three months ended March 31, 1997 and 1998 has been derived from uaudited consolidated financial statements of Camco. Those audited and unaudited financial statements are incorporated by reference in this Proxy Statement/Prospectus and those financial statements should be read in conjunction herewith. See "Where You Can Find More Information."

                           THREE MONTHS
                          ENDED MARCH 31              YEAR ENDED DECEMBER 31
                         ----------------- --------------------------------------------
                           1998     1997     1997     1996     1995     1994     1993
                         -------- -------- -------- -------- -------- -------- --------
OPERATING RESULTS:
 Operating revenues..... $228,067 $195,484 $913,841 $764,535 $667,932 $651,514 $640,099
 Income from continuing
  operations (2)........   27,595   19,810   88,852   68,004   50,295   39,665   17,888
 Earnings per share
  from continuing
  operations:
   Basic (2)............ $   0.73 $   0.53 $   2.37 $   1.81 $   1.35 $   1.04 $   0.47
   Diluted (2)..........     0.72     0.52     2.31     1.78     1.33     1.03     0.47
 Cash dividends per
  share (3).............     0.05     0.05     0.21     0.22     0.22     0.21       --
 Average shares
  outstanding:
   Basic................   37,674   37,277   37,386   37,506   37,257   37,857   37,972
   Assuming dilution....   38,483   38,242   38,481   38,230   37,780   38,344   38,320
OTHER INFORMATION:
 Capital expenditures,
  excluding
  acquisitions.......... $ 14,975 $ 19,994 $ 95,754 $ 61,848 $ 89,155 $ 65,703 $ 35,963

                                                      DECEMBER 31
                          MARCH 31,  ----------------------------------------------
                             1998       1997      1996     1995     1994     1993
                          ---------- ---------- -------- -------- -------- --------
BALANCE SHEET
 INFORMATION:
 Working capital........  $  304,860 $  257,699 $216,719 $219,052 $199,982 $199,828
 Total assets...........   1,203,639  1,117,840  971,705  881,499  802,639  811,114
 Long-term debt.........     155,300    110,300   93,551  118,003   92,122  106,875
 Stockholders' equity...     717,568    686,245  594,873  536,468  497,499  479,103

--------
(1) On June 13, 1997, Camco acquired Production Operators Corp ("Production Operators") in a business combination accounted for using the pooling-of-interests method of accounting. Accordingly, the financial data reflected herein was prepared as if Camco and Production Operators were combined as of the beginning of the earliest period presented.
(2) Includes merger costs of $8.6 million ($0.23 per share basic and $0.22 per share diluted) in 1997 relating to the acquisition of Production Operators.
  Includes a charge of $2.9 million ($0.08 per share; basic and diluted) in 1997 relating to the cumulative effect of a change in accounting principle. Excludes the following results from Production Operators' discontinued oil and gas production activities:
    - Loss of $7.2 million ($0.19 per share; basic and diluted) in 1995.
    - Income of $1.0 million ($0.03 per share; basic and diluted) in 1994.
    - Income of $2.8 million ($0.07 per share; basic and diluted) in 1993. Includes a credit of $0.2 million in 1994 relating to the cumulative effect of a change in accounting principle.
  Includes a charge of $10.7 million ($0.28 per share; basic and diluted) in 1993 relating to the cumulative effect of a change in accounting principle.
(3) Camco paid annual dividends of $0.20 on its common stock since its initial public offering in December 1993. The amounts presented include the effect of dividends paid by Production Operators prior to its merger with Camco.

           SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  The summary unaudited pro forma financial information of Schlumberger and Camco has been derived from the Schlumberger and Camco consolidated financial statements, selected financial data and related notes included elsewhere or incorporated by reference in this Proxy Statement/Prospectus and gives effect to the Merger under the pooling-of-interests accounting method and assumes that the Merger had occurred at the beginning of the periods presented.

                           THREE MONTHS ENDED
                                MARCH 31                         YEAR ENDED DECEMBER 31
                         ---------------------- --------------------------------------------------------
                            1998       1997        1997        1996        1995       1994       1993
                         ---------- ----------- ----------- ----------- ---------- ---------- ----------
OPERATING RESULTS:
 Operating revenues..... $3,028,201 $ 2,597,544 $11,561,431 $ 9,720,685 $8,289,626 $7,348,359 $7,345,565
 Net income (1).........    378,327     279,753   1,384,549     919,487    692,301    576,747    355,447
 Earnings per share:
  (2)
   Basic (1)............ $     0.70 $      0.52 $      2.57 $      1.72 $     1.31 $     1.09 $     0.67
   Diluted (1)..........       0.67        0.50        2.47        1.69       1.30       1.08       0.67
 Average shares
  outstanding: (2)
   Basic................    542,728     537,413     539,330     534,298    528,711    531,517    530,149
   Assuming dilution....    563,854     554,345     559,753     545,609    532,444    533,778    533,780
OTHER INFORMATION:
 Capital expenditures,
  excluding
  acquisitions.......... $  330,910 $   285,524 $ 1,591,734 $ 1,219,805 $1,028,022 $  848,540 $  727,064
                                                                      DECEMBER 31
                                     MARCH 31,  --------------------------------------------------------
                                       1998        1997        1996        1995       1994       1993
                                    ----------- ----------- ----------- ---------- ---------- ----------
BALANCE SHEET
 INFORMATION:
 Working capital........            $ 3,053,914 $ 2,699,021 $ 1,784,926 $1,478,483 $1,237,079 $1,107,660
 Total assets (3).......             13,465,650  13,214,571  11,296,756  9,791,599  9,124,738  8,728,061
 Long-term debt (3).....              1,258,779   1,179,356     730,754    731,407    486,289    553,817
 Stockholders' equity...              7,675,008   7,381,169   6,221,253  5,500,485  5,080,453  4,885,443

--------
(1) Includes a charge of $259 million ($0.49 per share basic and $0.48 per share diluted) in 1993 relating to the cumulative effect of a change in accounting principle.
(2) Restated for the 2-for-1 split on June 2, 1997.
(3) STC will purchase the shares of Schlumberger Common Stock from Schlumberger at fair market value at the Closing Date in order to fulfill its obligation to deliver shares of Schlumberger Common Stock to stockholders of Camco in connection with the Merger. It is expected that, prior to the Merger, STC will enter into a credit facility (the "Credit Facility") with a group of banks to provide for up to $4.0 billion of unsecured borrowings. STC estimates that borrowings under the Credit Facility in connection with the Merger will be approximately $3.0 billion on the Closing Date. The proceeds received by Schlumberger will be invested in high-grade marketable securities by wholly owned direct or indirect subsidiaries. The effect on combined net income will be to increase earnings per share.

                           COMPARATIVE PER SHARE DATA

  The following table compares certain historical and pro forma earnings per share and book value per share for Schlumberger and Camco. You should read the table in conjunction with the financial information for Schlumberger and Camco included or incorporated by reference in this Proxy Statement/Prospectus. You should not rely on the pro forma financial information as an indication of the results that Schlumberger would have achieved if the Merger had taken place earlier or of the results of Schlumberger after the Merger.

                                     HISTORICAL        PRO FORMA (UNAUDITED)
                               ---------------------- ------------------------
                                                                     CAMCO
                               SCHLUMBERGER(1) CAMCO  COMBINED(2) EQUIVALENT(3)
                               --------------- ------ ----------  ------------
Basic earnings per share from
 continuing operations:
  Three months ended March
   31, 1998..................      $ 0.70      $ 0.73   $ 0.70       $ 0.83
  Year ended December 31,
   1997......................        2.62        2.37     2.57         3.03
  Year ended December 31,
   1996......................        1.74        1.81     1.72         2.03
  Year ended December 31,
   1995......................        1.33        1.35     1.31         1.55
Diluted earnings per share
 from continuing operations:
  Three months ended March
   31, 1998..................      $ 0.68      $ 0.72   $ 0.67       $ 0.79
  Year ended December 31,
   1997......................        2.52        2.31     2.47         2.91
  Year ended December 31,
   1996......................        1.70        1.78     1.69         1.99
  Year ended December 31,
   1995......................        1.32        1.33     1.30         1.53
Dividends per share:
  Three months ended March
   31, 1998..................      $ 0.19      $ 0.05   $ 0.19       $ 0.22
  Year ended December 31,
   1997......................        0.75        0.21     0.75         0.89
  Year ended December 31,
   1996......................        0.75        0.22     0.75         0.89
  Year ended December 31,
   1995......................        0.71        0.22     0.71         0.84
Book value per share at:
  March 31, 1998.............      $13.96      $18.98   $14.13       $16.67
  December 31, 1997..........       13.44       18.28    13.61        16.06

--------
(1) Restated for the 2-for-1 stock split on June 2, 1997.
(2) Schlumberger and Camco pro forma combined basic and diluted earnings per share, and book value per share shown assumes the Merger is completed on a pooling-of-interests basis and uses the number of Schlumberger Common Shares that would have outstanding in each year using the exchange ratio of
    1.18. The pro forma combined dividends per share shown does not give effect to the issuance of Schlumberger Common Stock in the Merger and does not include the historical dividends paid by Camco.
(3) Camco equivalent pro forma basic and diluted earnings per share, dividends per share and book value per share information for Camco stockholders using the exchange ratio of 1.18 shares of Schlumberger Common Stock for each share of Camco Common Stock.

                     MARKET PRICES AND DIVIDEND INFORMATION

  Schlumberger Common Stock is traded under the symbol "SLB" on the New York Stock Exchange (the "NYSE") and is also traded on the Paris Stock Exchange, the London Stock Exchange, the Amsterdam Stock Exchange and the Swiss Stock Exchange. Camco Common Stock is traded under the symbol "CAM" on the NYSE. The following table sets forth the high and low sales prices of Schlumberger Common Stock and Camco Common Stock as reported by the NYSE and the per share cash dividends declared for the periods indicated. The quotations are as reported in published financial sources. The prices for Schlumberger Common Stock have been adjusted to reflect a two-for-one stock split effected in June 1997.

                            SCHLUMBERGER                      CAMCO
                            COMMON STOCK                  COMMON STOCK
                         ----------------------------- -------------------------
                                               CASH                      CASH
                                             DIVIDENDS                 DIVIDENDS
                         HIGH      LOW       DECLARED  HIGH    LOW     DECLARED
                         ----      ----      --------- ----    ----    ---------
1996
  First Quarter......... $40 5/16  $32 11/16  $0.1875  $32 3/8 $25 1/4   $0.05
  Second Quarter........  45 11/16  40 1/16    0.1875    37     30 1/2    0.05
  Third Quarter.........  44 9/16   39 11/16   0.1875   37 1/2  32 1/4    0.05
  Fourth Quarter........  54 1/8    42 1/8     0.1875   47 1/4  36 3/4    0.05
1997
  First Quarter......... $58 3/16  $ 49       $0.1875  $51 1/4 $ 38      $0.05
  Second Quarter........  63 1/4    51 1/8     0.1875   55 1/2  41 3/8    0.05
  Third Quarter.........  84 5/8    62 3/8     0.1875   74 1/4  53 7/8    0.05
  Fourth Quarter........            72 3/8     0.1875   82 1/2  53 1/2    0.05
1998
  First Quarter......... $81 1/2   $65 7/8    $0.1875  $ 68    $49 3/4   $0.05
  Second Quarter........  86 3/4     66        0.1875   79 3/8  54 1/2    0.05
  Third Quarter (through
   July 24)............. 69 5/16    59 7/8     0.1875   80 5/8  69 1/4    0.05

  On June 18, 1998, the last full trading day prior to the joint public announcement by Camco and Schlumberger of the signing of the Merger Agreement, the closing sale prices per share of Camco Common Stock and Schlumberger Common Stock as reported by the NYSE were $62.25 and $69.94, respectively, and the equivalent per share price of Camco Common Stock calculated by multiplying the closing sale price of Schlumberger Common Stock by the exchange ratio of 1.18 was $82.53. On July 24, 1998, the closing sale prices per share of Camco Common Stock and Schlumberger Common Stock as reported by the NYSE were $70.00 and $60.88, respectively, and the equivalent per share price of Camco Common Stock was $71.83.

  Following the Merger, the Schlumberger Common Stock will continue to be traded on the exchanges listed above and the Camco Common Stock will cease to be traded on the NYSE and will represent only the right to obtain Schlumberger Common Stock pursuant to the Merger Agreement.

  Schlumberger is currently paying quarterly cash dividends of $0.1875 per share. Schlumberger does not expect to change its dividend policy as a result of the Merger, but there can be no assurances that this dividend will continue in the future.

                              RECENT DEVELOPMENTS

  On July 20, 1998, Schlumberger issued a press release announcing 1998 second quarter earnings. Schlumberger's press release reported that revenues increased approximately $300 million from $2.6 billion for the three months ended June 30, 1997 to $2.9 billion for the three months ended June 30, 1998. Net income increased approximately $52 million from $307 million for the three months ended June 30, 1997 to $359 million for the three months ended June 30, 1998. Basic earnings per share increased $0.10 from $0.62 per share for the three months ended June 30, 1997 to $0.72 per share for the three months ended June 30, 1998. Diluted earnings per share increased $0.09 from $0.60 per share for the three months ended June 30, 1997 to $0.69 per share for the three months ended June 30, 1998.

  On July 21, 1998, Camco issued a press release announcing 1998 second quarter earnings. Camco's press release reported that revenues increased approximately $8 million from $227 million for the three months ended June 30, 1997 to $235 million for the three months ended June 30, 1998. Net income increased approximately $12 million from $16 million for the three months ended June 30, 1997 to $28 million for the three months ended June 30, 1998. Basic earnings per share increased $0.32 from $0.42 per share for the three months ended June 30, 1997 to $0.74 per share for the three months ended June 30, 1998. Diluted earnings per share also increased $0.32 from $0.41 per share for the three months ended June 30, 1997 to $0.73 per share for the three months ended June 30, 1998. Camco's results for the three months ended June 30, 1997 include a pre-tax charge of $12.5 million or $0.23 per share after tax related to the acquisition of Production Operators.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

  This Proxy Statement/Prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, that reflect the current views of Schlumberger and Camco on future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, as well as general economic, business and market conditions. These risks and uncertainties could cause actual results to differ materially from historical results or those anticipated. You can identify forward-looking statements by the use of words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "plan" and similar expressions. Forward-looking statements include all statements regarding expected financial position, results of operations, cash flows, dividends, financing plans, business strategies, operating efficiencies or synergies, budgets, capital and other expenditures, competitive positions, growth opportunities for existing products, plans and objectives of management, and markets for stock of Schlumberger and Camco. Schlumberger and Camco caution you not to place undue reliance on these forward-looking statements, which speak only as of their dates. Schlumberger and Camco undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                 THE COMPANIES

SCHLUMBERGER

  Through its subsidiaries, Schlumberger engages in the following businesses:
(i) Oilfield Services; (ii) Measurement & Systems; and (iii) Omnes.

  Oilfield Services. Oilfield Services provides exploration and production service required during the life of an oil and gas reservoir: seismic data acquisition, processing and interpretation; drilling rigs; directional drilling and real-time drilling analysis; cementing and stimulation of wells; wireline logging; well evaluation, testing and production; integrated data services and software; and project management. Oilfield Services comprises formation evaluation, well testing and production services for oil and gas wells: borehole measurements of petrophysical, geological and seismic properties; cement and corrosion evaluation; perforating; modular production systems; permanent monitoring and control systems; production logging, and light remedial and abandonment services, and engineering and pumping services for cementing, drilling fluids, fracturing, acidizing, sand control, water control and coiled tubing applications; seismic data acquisition, processing and interpretation services for marine, land and transition zone; seismic reservoir monitoring and characterization services; fully integrated project management, including survey evaluation and design services; acquisition, processing and sales of non-exclusive surveys; contract drilling services, offshore and on land, with dynamically positioned drillships, semisubmersibles, jackup rigs, drilling tenders, swamp barges and land rigs; real-time directional drilling, measurements-while-drilling and logging-while-drilling services; exploration and production solutions for optimizing the value of oil and gas reservoirs: integrated software systems, data management solutions and processing and interpretive services, and project management and well engineering services: selection of optimum oilfield technology; implementation of safety and quality management systems; and coordination and management of operations of well construction, production and field development projects.

  Oilfield Services is organized in two groups, Solutions and Products. The Solutions Group is organized along geographic lines to develop, sell and implement all oilfield services as well as customized and integrated solutions to meet specific client needs. The Products Group is responsible for product development across the organization as well as training and technical support for each type of service in the field to ensure the highest standards of service to clients.

  Schlumberger oilfield services are marketed by Schlumberger personnel. The customer base, business risks and opportunities for growth are essentially uniform across all services. There is sharing of production facilities and research centers; the labor force is interchangeable. Technological innovation, quality of service and price are the principal methods of competition. While there are numerous competitors, both large and small, Schlumberger believes that it is an industry leader in providing contract drilling services, seismic services, measurements-while-drilling and logging-while-drilling services, and fully computerized wireline logging and geoscience software and computing services.

  Measurement & Systems. Measurement & Systems consist of Test & Transactions and Resource Management Services ("RMS"). Test & Transactions supplies technology, products, services and systems to the semiconductor, banking, telecommunication, transportation and health-care industries. Test & Transactions designs and implements broad-based, customized solutions to help clients improve time-to-market, optimize their business opportunities and improve their productivity. It designs and manufactures smart and magnetic stripe cards, terminals, equipment and management systems for transactions in a wide range of sectors, including telecommunications, retail and banking, network access and security, parking and mass transit, health-care management and campus communities. It also designs and manufactures back-end manufacturing equipment for testing semiconductor devices, including diagnostic systems, automated handling systems and test equipment. It provides metrology solutions for the front-end semiconductor fabrication equipment market and equipment for testing complete electronic assemblies for the telecommunications and automotive industries.

  Resource Management Services is a global solutions provider to electricity, gas and water resource industry clients worldwide, helping them to manage resources and enhance transactions. The RMS group delivers innovative solutions by providing measurement products, systems and services for creating and sharing value with all clients. It designs systems for management of electricity distribution and usage (residential metering and energy management systems; utility revenue collection systems; commercial, industrial, transmission and distribution measurement and billing products and systems; load management systems); systems for management of gas usage (residential, commercial and industrial gas meters; regulators, governors, safety valves, stations and systems; gas treatment, including filtration, odorization and heating; network management; and prepayment systems); meters and systems for management of residential, commercial and industrial water usage covering the range of effective water distribution management and diverse heat distribution and wireless communication systems for utility markets; distributed measurement solutions, systems integration and data services; and services providing software and turnkey installation, repair and maintenance solutions to add value in fully managed projects.

  Products of the Measurement & Systems industry segment are primarily sold through the Schlumberger sales force, augmented through distributors and representatives. The nature of the product range and customer profile allow for transferability of sales personnel and cross-product sales forces in key geographic areas. Such teams operate in Asia, Russia, South America and Central America. Product demand and pricing are affected by global and national economic conditions. The price of products in this industry segment varies from less than one hundred dollars to more than a million dollars. There are numerous competitors with regard to these products, and the principal methods of competition are price, performance and service.

  Omnes. Omnes provides information technology and communications services to oil and gas companies and to companies with operations in remote regions. It offers solutions for wide- and local-area networks, including satellite-based networks, network security, Internet, intranet and messaging.

  Schlumberger is a Netherlands Antilles corporation organized in 1956. The principal executive offices of Schlumberger are located at (i) 42 rue Saint-Dominique, Paris, France 75007, telephone (33-1) 4062-1000; (ii) 277 Park Avenue, New York, New York, United States, 10172-0266, telephone (212) 350-9400; and (iii) Parkstraat 83, The Hague, The Netherlands 2514 JG, telephone (31-70) 310-5447.

STC

  STC is a Texas corporation organized in 1961. It is a wholly owned direct subsidiary of Schlumberger. STC engages, through its operating divisions, in the Oilfield Services businesses in the United States. Through wholly owned subsidiaries, STC also engages in the Measurement & Systems businesses in the United States. The principal executive offices of STC are located at 300 Schlumberger Drive, Sugar Land, Texas 77448, telephone (281) 285-8700.

MERGER SUB

  Merger Sub is a newly formed wholly owned subsidiary of STC. Merger Sub has transacted no business to date other than in connection with the Merger Agreement. Merger Sub is a Delaware corporation that was incorporated in 1998.

CAMCO

  Camco is one of the world's leading providers of oilfield equipment and services for numerous specialty applications in key phases of oil and gas drilling, completion and production. Many of Camco's products and services have recognized names in the industry and are associated with technological innovation and quality. Camco operates on a worldwide basis with its equipment and services being sold or used in approximately 50 countries.

  Camco is the leading world producer of gas lift systems. Camco is one of the world's two leading providers of subsurface safety valve systems, synthetic diamond drill bits and electric submersible pump systems, is the world's third leading provider of roller cone drill bits and also operates a large fleet of coiled tubing units in the United States. On June 13, 1997, Camco acquired Production Operators, the market leader in total responsibility gas compression services.

  Camco's business consists of an Oilfield Equipment Segment and an Oilfield Services Segment.

  Oilfield Equipment Segment. Camco's Oilfield Equipment Segment provides a wide range of manufactured oilfield products, principally under the names Reda Pump ("Reda"), Lasalle Engineering ("Lasalle"), Lawrence Technology, Hycalog, Reed Tool ("Reed"), Camco Products and Site Oil Tools ("Site"). Reda manufactures electric submersible pumps ("ESPs") used to lift high volumes of fluids from producing wells. Lasalle, acquired in September 1996, provides oil well production services, project management and ancillary equipment for ESP systems. Lawrence Technology manufactures electric cables and wire used with ESPs. Hycalog manufactures synthetic diamond drill bits, and Reed manufactures roller cone drill bits. Synthetic diamond drill bits have a faster rate of penetration, drill more footage, generally have a higher unit sales price and are used primarily in high cost drilling locations where their relatively higher price can be justified by their corresponding reduction in total drilling time and, therefore, costs. Roller cone drill bits generally have lower unit prices, are less application-sensitive and are used in a wider variety of drilling applications. Camco Products manufactures gas lift systems used to increase the volume of production from oil wells, subsurface safety valves used as fail-safe devices to shut-in production in oil and gas wells in emergencies, and packers and other items used in the completion and production phases of oil and gas development. In December 1996, Camco Products expanded its gas lift business by acquiring the artificial lift business line of Halliburton Company. Site Oil Tools, which was acquired by the Company in March 1995, manufactures a full line of packers and accessory equipment and provides related services for the completion of oil and gas wells.

  Oilfield Services Segment. Camco's Oilfield Services Segment provides a wide range of oilfield services, principally under the names Production Operators, Camco Coiled Tubing Services ("Camco Coiled Tubing"), Camco Wireline and Drilling & Service. Production Operators provides total responsibility gas compression services, including project management and operation for clients engaged in gas gathering, injection, treating and processing. Camco Coiled Tubing provides coiled tubing services and nitrogen services, and performs other downhole operations used in the initial completion of wells and in well maintenance and treatment during the productive life of a well. Camco Wireline provides mechanical wireline services used to install or retrieve downhole flow control devices and to obtain reservoir data using specialized instruments. Drilling & Service provides steerable rotary drilling system services used in directional and horizontal drilling applications.

  Camco was incorporated in Delaware in 1988 and is the successor to Camco, Incorporated, which was incorporated in Texas in 1946. The principal executive offices of Camco are located at 7030 Ardmore, Houston, Texas, 77054, telephone
(713) 747-4000.

                   THE SPECIAL MEETING OF CAMCO STOCKHOLDERS

  This Proxy Statement/Prospectus is furnished in connection with the solicitation of proxies from the holders of Camco Common Stock by the Camco Board of Directors for use at the Special Meeting. This Proxy
Statement/Prospectus and accompanying form of proxy are first being mailed to the stockholders of Camco beginning on or about August 3, 1998.

TIME, DATE AND PLACE

  The Special Meeting will be held at 10:00 a.m., Houston, Texas time, on Monday, August 31, 1998, at Chevron Tower Auditorium, 1301 McKinney, Houston, Texas.

PURPOSE OF THE SPECIAL MEETING

  At the Special Meeting (and any adjournment or postponement thereof), Camco's stockholders will be asked to consider and vote upon (i) a proposal to approve and adopt the Merger and the Merger Agreement (the "Merger Proposal") and (ii) such other matters as may properly be brought before the Special Meeting.

RECORD DATE; VOTING RIGHTS; VOTE REQUIRED FOR APPROVAL

  The Camco Board of Directors has fixed the close of business on July 30, 1998 (the "Camco Record Date") as the record date for Camco's stockholders entitled to notice of and to vote at the Special Meeting.

  Only holders of record of shares of Camco Common Stock on the Camco Record Date are entitled to notice of and to vote at the Special Meeting. Each holder of record of Camco Common Stock as of the Camco Record Date is entitled to cast one vote per share on all matters submitted to Camco's stockholders.

  At the close of business on July 24, 1998, there were approximately 450 holders of record of Camco Common Stock and approximately 38.1 million shares of Camco Common Stock outstanding and entitled to vote at the Special Meeting.

  The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Camco Common Stock entitled to vote is necessary to constitute a quorum at the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Camco Common Stock is required to approve and adopt the Merger Proposal.

  The directors and executive officers of Camco beneficially own approximately 2.0% of the outstanding Camco Common Stock. For additional information on the ownership of Camco Common Stock by Camco directors and executive officers, see "Security Ownership of Certain Beneficial Owners and Management of Camco" on page 44.

PROXIES

  All shares of Camco Common Stock represented by properly executed proxies received prior to or at the Special Meeting, and not revoked, will be voted in accordance with the instructions indicated in such proxies. If no instructions are indicated on a properly executed returned proxy, such proxy will be voted "FOR" the approval of the Merger Proposal.

  Abstentions may be specified with respect to the Merger Proposal. A properly executed proxy marked "ABSTAIN" with respect to the Merger Proposal will be counted as present for purposes of determining whether there is a quorum and for purposes of determining the aggregate voting power and number of shares represented and entitled to vote at the Special Meeting with respect to the Merger Proposal. Because the affirmative vote of a majority of the outstanding shares of Camco Common Stock is required for approval of the Merger Proposal, a proxy marked "ABSTAIN" with respect to the Merger Proposal will have the effect of a vote against the Merger Proposal. In addition, the failure of a stockholder of Camco to return a proxy will have the effect of a vote against the Merger Proposal.

  Under NYSE rules, brokers who hold shares in street name for customers have the authority to vote on certain "routine" proposals when they have not received instructions from beneficial owners. Under NYSE rules, such brokers are precluded from exercising their voting discretion with respect to proposals for non-routine matters such as the Merger Proposal. Thus, absent specific instructions from the beneficial owner of such shares, brokers are not empowered to vote such shares with respect to the approval and adoption of the Merger Proposal (i.e., "broker non-votes"). Since the affirmative votes described above are required for approval of the Merger Proposal, a "broker non-vote" with respect to the Merger Proposal will have the effect of a vote against the Merger Proposal.

  A stockholder may revoke his or her proxy at any time prior to its use by delivering to the Secretary of Camco a signed notice of revocation or a later-dated, signed proxy, or by attending the Special Meeting and voting in person. Attendance at the Special Meeting will not in itself constitute the revocation of a proxy.

  The cost of solicitation of proxies will be paid by Camco. In addition to solicitation by mail, arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries to send the proxy materials to beneficial owners; and Camco will, upon request, reimburse such brokerage houses and custodians for their reasonable expenses in so doing. Camco does not expect to engage a firm to aid in the solicitation of proxies; however, should it be determined necessary at a later date, Camco estimates that related fees will not exceed $6,000 (plus expenses). To the extent necessary in order to ensure sufficient representation at its Special Meeting, Camco or its proxy solicitor may request the return of proxy cards by personal interview, mail, telephone, facsimile or other means of electronic transmission. The extent to which this will be necessary depends entirely upon how promptly proxy cards are returned. Stockholders are urged to send in their proxies without delay.

  Stockholders should not send in any stock certificates with their proxy cards. As soon as practicable after the consummation of the Merger, a transmittal form will be sent to former stockholders of Camco with instructions for receiving Schlumberger Common Stock.

  As of the date of this Proxy Statement/Prospectus, the Camco Board of Directors does not know of any business to be presented at the Special Meeting other than the Merger Proposal. If any other matters should properly come before the Special Meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting such proxies. Proxies voted "against" the Merger Proposal will not be used to vote for any adjournment pursuant to this authority.

AVAILABILITY OF ACCOUNTANTS

  A representative of Arthur Andersen LLP, Camco's independent public accountants, is expected to be present at the Special Meeting and to be available to respond to appropriate questions. Such representative will have the opportunity to make a statement at the Special Meeting if he or she so desires.

                      THE MERGER AND RELATED TRANSACTIONS

  The discussion in this Proxy Statement/Prospectus of the Merger, and the principal terms of the Merger Agreement and the Transaction Agreement, is subject to, and qualified in its entirety by reference to, the Merger Agreement and the Transaction Agreement, which are attached to this Proxy Statement/Prospectus as Annexes A and B, respectively, and are incorporated herein by reference.

THE MERGER

  Pursuant to the terms and conditions of the Merger Agreement, including approval by the stockholders of Camco, Merger Sub will be merged with and into Camco, with Camco being the surviving corporation and becoming a wholly owned subsidiary of STC. In connection with the Merger, each stockholder of Camco will receive 1.18 shares of Schlumberger Common Stock in exchange for each share of Camco Common Stock held. Cash will be paid instead of issuing fractional shares of Schlumberger Common Stock. At the effective time of the Merger, each outstanding option of Camco will be converted into an option to acquire the number of shares of Schlumberger Common Stock equal to
1.18 times the number of shares of Camco Common Stock purchasable under the old option at a per share price equal to the exercise price under the old option divided by 1.18.

  Following the Merger, the former stockholders of Camco will hold approximately 45 million shares of Schlumberger Common Stock or approximately 8% of the outstanding shares Schlumberger Common Stock. In addition, approximately 2.3 million shares of Schlumberger Common Stock will be purchasable pursuant to the converted Camco options.

  The Merger will become effective when a Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such other time as will be specified in the Certificate of Merger (the "Effective Time"). The closing of the Merger (the "Closing") will occur no later than two days after the last condition in the Merger Agreement has been satisfied or waived, unless the parties agree otherwise. STC and Camco expect the Closing to occur promptly after the Special Meeting if all governmental approvals have been received at that time. STC and Camco expect the Special Meeting to be held late in the third quarter of 1998.

BACKGROUND OF THE MERGER

  On March 16, 1998, Gary Nicholson, the then Chairman and Chief Executive Officer of Camco, met with Victor Grijalva, currently Vice Chairman of Schlumberger, at Mr. Grijalva's request made on March 11, 1998. At the meeting, a possible alliance or transaction between Schlumberger and Camco was discussed. Between March 16, 1998 and April 16, 1998, Mr. Nicholson and Mr. Grijalva had further discussions about the consolidation in the oil and gas service industry and a possible combination of Camco and Schlumberger.

  On April 6, 1998, Mr. Grijalva sent to Mr. Nicholson a letter analyzing two stock exchange alternatives relating to a possible transaction between Schlumberger and Camco.

  On April 17, 1998, Mr. Nicholson met with Mr. Grijalva and Euan Baird, Chairman and Chief Executive Officer of Schlumberger, to discuss a possible combination of Schlumberger and Camco.

  On April 21, 1998, Mr. Nicholson advised the Camco Board of Directors of the status of discussions with Mr. Grijalva. At this meeting Mr. Nicholson indicated that Mr. Grijalva had proposed financial terms for a possible merger on the basis of an exchange ratio between 1.04 and 1.12 shares of Schlumberger Common Stock for each share of Camco Common Stock. Based on the information provided by Mr. Nicholson, the Board of Directors decided to engage Morgan Stanley & Co. Incorporated ("Morgan Stanley") to advise it with respect to financial matters.

  On April 30, 1998, the Camco Board of Directors held a special meeting at which Mr. Nicholson advised the Board of Directors that Schlumberger remained interested in a possible merger with Camco. The Board of Directors indicated that it was intrigued by a possible transaction with Schlumberger but that it also believed in the favorable prospects of Camco as an independent company. The Board of Directors determined that management of the Company should develop an analysis of the prospects of Camco as an independent company.

  On May 11, 1998, Mr. Nicholson died suddenly. In response, the Camco Board of Directors met and appointed Gilbert Tausch as Chairman of the Board, President and Chief Executive Officer. The Board of Directors also appointed a special committee consisting of Charles P. Siess, Jr., Robert L. Howard and William J. Johnson with William A. Krause to act as an alternate (the "Special Committee") to conduct an executive search for a permanent chief executive officer and to continue discussions concerning a possible transaction with Schlumberger and make recommendations to the Board of Directors. Later that day, Camco and Schlumberger signed confidentiality agreements relating to an exchange of information in connection with a possible transaction.

  On May 18, 1998, the Special Committee met, at which time Mr. Tausch reported that he had advised Mr. Grijalva, as directed by the Board of Directors, that Camco was not prepared to discuss any financial terms of a possible merger until after the Board of Directors had considered the prospects of Camco as an independent company. The Special Committee requested management to make a presentation of its analysis of such prospects to the Board of Directors the following week and Morgan Stanley to be prepared to comment thereon. The Special Committee also discussed providing management's analysis to Schlumberger and its advisors after the Board of Directors had completed its review.

  On May 26, 1998, Camco management presented an analysis of the long-term prospects of Camco as an independent company to the Board of Directors. Morgan Stanley also presented its views with respect to the analysis and a possible combination with Schlumberger. Thereafter, the Camco Board of Directors instructed Morgan Stanley to advise Goldman, Sachs & Co. ("Goldman Sachs"), financial advisor to Schlumberger, that if Schlumberger could deliver superior value to the Camco stockholders than that which Camco believed it could achieve as an independent company, the Board of Directors was prepared to consider a transaction in light of Camco's high respect for Schlumberger and the opportunity for its stockholders to own an equity interest therein. The Board of Directors directed management to finalize a presentation to Schlumberger. While the Board of Directors made no recommendation with respect to a possible exchange ratio, the Board of Directors focused on a fixed exchange ratio of 1.25 shares of Schlumberger Common Stock for each share of Camco Common Stock based on the then public trading prices of approximately $79 and $69 for Schlumberger Common Stock and Camco Common Stock, respectively. The Board of Directors directed its advisors and Camco management not to discuss financial terms of a possible merger with Schlumberger or its advisors.

  On May 29, 1998, Camco management made a presentation relating to Camco's businesses and its prospects to certain officers of Schlumberger and representatives of Goldman Sachs.

  On June 1, 1998, the Camco Board of Directors met to discuss the presentation to Schlumberger on May 29, 1998. The Board of Directors reiterated its position that Camco was not for sale but was still interested in evaluating a possible combination with Schlumberger. The Board of Directors also determined that Schlumberger should substantially complete its preliminary due diligence procedures before financial terms would be discussed.

  On June 4, 1998, the Special Committee held a meeting at which Morgan Stanley reported that Schlumberger had completed its initial due diligence. Morgan Stanley also reported that it had discussed with Goldman Sachs a possible merger at an exchange ratio of 1.25 shares of Schlumberger Common Stock for each share of Camco Common Stock. Morgan Stanley advised the Special Committee that Goldman Sachs indicated that Schlumberger was surprised at the magnitude of the proposed exchange ratio. Morgan Stanley further advised the Committee that Goldman Sachs had later indicated that Schlumberger stated that the present proposal of 1.25 was above any range previously discussed. Goldman Sachs then advised Morgan Stanley that Schlumberger would make a final offer of an exchange ratio of 1.16. In the discussion, Goldman Sachs pointed out that historically Camco Common Stock had traded at a level of about .80 in relation to the price of Schlumberger Common Stock and that Schlumberger's proposal represented a 45% premium to historic levels. Based on the response from Goldman Sachs and the recommendation of Morgan Stanley, the Special Committee requested that the Committee's chairman, Mr. Siess, discuss the financial terms directly with Mr. Baird. The Special Committee also recommended that Mr. Siess propose either a fixed exchange ratio of 1.20 or a floating exchange ratio which fixed the price at $90 with a collar on the exchange ratio of 1.16 and 1.24.

  On the morning of June 8, 1998, Mr. Siess met with Mr. Baird. As a result of the meeting, Mr. Siess agreed to recommend an exchange ratio of 1.18 to the Special Committee. The Special Committee met later that morning and Mr. Siess reported on his meeting with Mr. Baird. Morgan Stanley then advised the Special Committee that, subject to review with Morgan Stanley's fairness opinion committee, it would be in a position to issue an opinion that the 1.18-to-1 exchange ratio was fair to the Camco stockholders from a financial point of view. After discussion, the Special Committee voted unanimously to recommend the exchange ratio of 1.18 shares of Schlumberger Common Stock for each share of Camco Common Stock, subject to satisfactory negotiations of the other terms of a definitive agreement and receipt of a fairness opinion from Morgan Stanley. Later in the day, the Special Committee made its recommendation to the Camco Board of Directors and after discussion, the Board of Directors unanimously accepted the recommendation of the Special Committee as to the exchange ratio and instructed the Special Committee to proceed to negotiate the other terms of a definitive agreement for the Merger.

  On June 12, 1998, the Special Committee provided the Camco Board of Directors with an update on the status of the negotiations of the terms of a definitive agreement including a review of the open issues. Morgan Stanley distributed to the Board of Directors a presentation with respect to the Merger and reviewed that presentation with the directors. Morgan Stanley reported that it had completed its due diligence and rendered its oral opinion that, as of such date and based upon and subject to the various considerations set forth in its opinion, the exchange ratio of 1.18 shares of Schlumberger Common Stock per share of Camco Common Stock pursuant to the Merger Agreement was fair from a financial point of view to holders of Camco Common Stock.

  On June 18, 1998, the Special Committee advised the Camco Board of Directors that the final terms of the definitive agreement had been negotiated subject to Board of Directors approval. Morgan Stanley then advised the Board of Directors that it would issue its fairness opinion as of that date, subject to Board of Directors approval of the Merger. After discussion, the Board of Directors unanimously approved the Merger Agreement and each director acknowledged that he intended to vote his shares in favor of the Merger.

CAMCO'S REASONS FOR THE MERGER

  The Camco Board of Directors believes that the terms of the Merger are in the best interests of Camco and its stockholders, and has unanimously approved the Merger and the Merger Agreement and recommends the approval and adoption by Camco's stockholders.

  The Camco Board of Directors views the Merger as a means of achieving the long-term strategic and financial goals of Camco while at the same time offering the Camco stockholders the ability to participate in a broader range of activities of the oil and gas service industry. The Board of Directors also believes the Merger offers a number of synergistic opportunities, including the ability to (i) leverage Camco's product offerings within a larger distribution and service system; (ii) increase market share and revenues by integrating and bundling complementary products and services; (iii) increase critical mass in technology and product development; (iv) become part of one of the world's largest energy service companies, thereby expanding the capital base and access to capital; and (v) reduce combined corporate and field operating costs in relationship to revenues.

  In reaching its conclusion to approve the Merger, the Camco Board of Directors also considered the following factors:

    (i) Information concerning the financial performance and condition, business operations and prospects of each of Camco and Schlumberger, and Camco's projected future performance and prospects as a separate entity and on a combined basis with Schlumberger.

    (ii) Current industry, economic and market conditions, which have encouraged business combinations and other strategic alliances in the oil and gas industry.

    (iii) Recent and historical market prices of Camco Common Stock and Schlumberger Common Stock.

    (iv) The structure of the transaction and terms of the Merger Agreement and the 1.18-to-1 exchange ratio, which were the result of arm's-length negotiations between Camco and Schlumberger.

    (v) The financial analyses and opinion of Morgan Stanley.

    (vi) The fact that the Merger would provide holders of Camco Common Stock with the opportunity to receive a significant premium over current market prices for Camco Common Stock.

    (vii) The terms of the Merger Agreement that permit the Camco Board of Directors, in the exercise of its fiduciary duties and subject to certain conditions, to terminate the Merger Agreement if the Camco Board of Directors receives a takeover proposal which the Camco Board of Directors deems to be a "superior proposal," as that term is defined in the Merger Agreement. In that regard, the Camco Board of Directors noted that if it so terminates the Merger Agreement, Camco will be obligated to pay Schlumberger a $90 million fee. The Camco Board of Directors noted that the Merger Agreement also provides that, if another proposal is outstanding and Camco's stockholders do not approve the Merger, then if Camco consummates certain other transactions by September 30, 1999, Camco will be obligated to pay Schlumberger a $90 million fee. The Camco Board of Directors did not view the termination fee provision of the Merger Agreement as unreasonably impeding any interested third party from proposing a superior transaction. See "Certain Terms of the Merger Agreement--Certain Covenants--No Solicitation" and "--Termination of the Merger Agreement--Termination Fees Payable by Camco".

    (viii) The expectation that the Merger will afford Camco's stockholders the opportunity to receive Schlumberger Common Stock in a transaction that is not expected to have any immediate U.S. federal income tax impact.

    (ix) The expectation that the combination will be able to be accounted for as a pooling-of-interests.

    (x) The historical performance and reputation of Schlumberger.

    (xi) The likelihood that the Merger would be consummated.

  In determining that the Merger was in the best interest of Camco's stockholders, the Camco Board of Directors considered the factors above as a whole and did not assign specific or relative weights to such factors. The Camco Board of Directors believes that the Merger is an opportunity for Camco's stockholders to participate in a combined enterprise that has significantly greater business and financial resources than Camco would have absent the Merger and to receive, on a tax-deferred basis, a premium for their Camco Common Stock based on recent market prices.

RECOMMENDATION OF THE CAMCO BOARD OF DIRECTORS

  For the reasons set forth under "--Background of the Merger" and "--Camco's Reasons for the Merger," the Camco Board of Directors believes that the Merger is in the best interests of Camco and the holders of Camco Common Stock. THE CAMCO BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AND THE MERGER AGREEMENT AND RECOMMENDS THAT THE HOLDERS OF CAMCO COMMON STOCK VOTE "FOR" ADOPTION AND APPROVAL OF THE MERGER AND THE MERGER AGREEMENT.

OPINION OF FINANCIAL ADVISOR TO CAMCO

  Morgan Stanley was retained by Camco to act as financial advisor in connection with the Merger. Morgan Stanley is an internationally recognized investment banking firm and was selected by Camco based on Morgan Stanley's qualifications and expertise in the oil services industry.

  At the June 12, 1998 meeting of the Camco Board of Directors, Morgan Stanley rendered its oral opinion that, as of such date and based upon and subject to the various considerations set forth in its opinion, the exchange ratio of
1.18 shares of Schlumberger Common Stock per share of Camco Common Stock (the "Exchange Ratio") pursuant to the Merger Agreement is fair from a financial point of view to holders of Camco Common Stock (other than Schlumberger and its affiliates). Morgan Stanley orally confirmed its opinion at the

June 18, 1998 meeting of the Camco Board of Directors and delivered to the Camco Board of Directors a written opinion dated June 18, 1998 confirming its oral opinion.

  THE FULL TEXT OF MORGAN STANLEY'S WRITTEN OPINION, WHICH SETS FORTH, AMONG OTHER THINGS, ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND THE LIMITS OF THE REVIEW UNDERTAKEN, IS ATTACHED AS ANNEX C TO THIS PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. HOLDERS OF SHARES OF CAMCO COMMON STOCK ARE URGED TO, AND SHOULD, READ THE OPINION CAREFULLY AND IN ITS ENTIRETY. MORGAN STANLEY'S OPINION IS ADDRESSED TO THE CAMCO BOARD OF DIRECTORS AND ADDRESSES THE FAIRNESS OF THE EXCHANGE RATIO PURSUANT TO THE MERGER AGREEMENT FROM A FINANCIAL POINT OF VIEW TO THE HOLDERS OF CAMCO COMMON STOCK AND IT DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER NOR DOES IT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER OF CAMCO SHARES AS TO HOW CAMCO'S STOCKHOLDERS SHOULD VOTE AT THE SPECIAL MEETING. THE SUMMARY OF THE OPINION OF MORGAN STANLEY SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

  In rendering its opinion, Morgan Stanley, among other things, (i) reviewed certain publicly available financial statements and other information of Camco and Schlumberger, respectively; (ii) reviewed certain internal financial statements and other financial and operating data concerning Camco prepared by the management of Camco; (iii) analyzed certain financial projections prepared by the management of Camco; (iv) discussed the past and current operations and financial condition and the prospects of Camco, including information related to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of Camco; (v) discussed the past and current operations and financial condition and the prospects of Schlumberger with senior executives of Schlumberger; (vi) reviewed the pro forma impact of the Merger on Schlumberger's earnings per share and other financial ratios; (vii) reviewed the reported prices and trading activity for the Camco Common Stock and the Schlumberger Common Stock; (viii) discussed with senior management of Camco and Schlumberger certain research analyst projections for Camco and Schlumberger, respectively; (ix) compared the financial performance of Camco and Schlumberger and the prices and trading activity of the Camco Common Stock and the Schlumberger Common Stock with that of certain other comparable publicly traded companies and their securities; (x) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions; (xi) participated in discussions and negotiations among representatives of Camco and Schlumberger and their financial and legal advisors; (xii) reviewed the draft Merger Agreement, the draft Transaction Agreement dated June 18, 1998 between Camco and Schlumberger and certain related documents; and (xiii) performed such other analyses as Morgan Stanley deemed appropriate.

  In rendering its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for the purposes of this opinion. With respect to the financial projections, including the information relating to certain strategic, financial and operational benefits anticipated to result from the Merger, Morgan Stanley assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Camco. In addition, Morgan Stanley assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, including, among other things, that the Merger will be accounted for as a pooling-of-interests business combination in accordance with U.S. Generally Accepted Accounting Principles and the Merger will be treated as a tax-free reorganization and/or exchange, each pursuant to the Internal Revenue Code of 1986, as amended. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company nor had it been furnished with any such appraisals. Morgan Stanley's opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion.

  In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of Camco.

  The following is a brief summary of certain analyses performed by Morgan Stanley and reviewed with the Camco Board of Directors on June 12, 1998. On June 18, 1998, Morgan Stanley reaffirmed its opinion, as of such date, and based upon and subject to the various considerations set forth in its written opinion as to the fairness from a financial point of view of the Exchange Ratio to holders of Camco Common Stock.

  Historical Common Stock Performance. Morgan Stanley's analysis of Camco Common Stock performance consisted of an historical analysis of closing prices and trading volumes over the period from December 29, 1995 to June 11, 1998. During that period, based on closing prices on the NYSE, Camco Common Stock achieved a high closing price of $81.00 on October 9, 1997 and a low closing price of $25.25 on January 17, 1996. Additionally, Morgan Stanley noted that Camco Common Stock closed at a price of $56.94 on June 11, 1998, the last trading day prior to Morgan Stanley rendering its oral fairness opinion to the Board of Directors.

  Morgan Stanley's analysis of Schlumberger Common Stock performance consisted of an historical analysis of closing prices and trading volumes over the period from December 29, 1995 to June 11, 1998. During that period, based on closing prices on the NYSE, Schlumberger Common Stock achieved a high closing price of $94.1875 on November 5, 1997 and a low closing price of $33.125 on January 15, 1996. Additionally, Morgan Stanley noted that Schlumberger Common Stock closed at a price of $70.81 on June 11, 1998.

  Comparative Stock Price Performance. Morgan Stanley performed an historical analysis of closing prices from December 29, 1995 to June 11, 1998 of: Camco Common Stock; Schlumberger Common Stock; the S&P 400 Index; an index of large capitalization oilfield services companies ("Large Cap Oilfield Service Index") consisting of Baker Hughes, Inc., Dresser Industries, Inc., Halliburton Company and Schlumberger Limited; and an index of middle capitalization oilfield services companies ("Mid Cap Oilfield Service Index") consisting of BJ Services Company, EVI Weatherford, Inc., National-Oilwell, Inc., Cooper Cameron Corp., Smith International, Inc. and Tuboscope, Inc. Morgan Stanley compared the performance of such companies and indexes to the performance of Camco's Common Stock during such period. Morgan Stanley observed that Camco performed similarly to Schlumberger, and the Large Cap Oilfield Service Index outperformed the S&P 400 Index and underperformed the Mid Cap Oilfield Service Index.

  Comparable Public Company Analysis. As part of its analysis, Morgan Stanley compared certain publicly available financial information of two groups of comparable publicly traded oilfield service companies, including Baker Hughes Inc., Cooper Cameron Corp., EVI Weatherford, Inc. and Smith International, Inc. (collectively, the "Tier One Camco Comparable Companies"); and BJ Services Company and National-Oilwell, Inc. (collectively, the "Tier Two Camco Comparable Companies") and applied these statistics to the financial performance of Camco. Such financial information included the price to earnings multiple, price to cash flow multiple and market capitalization to earnings before interest, tax, depreciation and amortization ("EBITDA") multiple based on First Call median EPS forecasts and research analysts' estimates of forward operating performance.

  Such analyses indicated that as of June 11, 1998 and based on a compilation of First Call estimates, Camco traded at 18.1 times forecasted earnings for the calendar year 1998, 11.8 times forecasted cash flow for the calendar year 1998, and market capitalization represented 8.7 times forecasted EBITDA for the calendar year 1998, compared to a range of multiples based on 1998 forecasted earnings (12.4 to 17.4 times, 14.7 mean for the Tier One Camco Comparable Companies; 13.3 to 16.1 times, 14.7 mean for the Tier Two Camco Comparable Companies), 1998 forecasted cash flow (7.5 to 10.8 times, 9.4 mean for the Tier One Camco Comparable Companies; 7.9 to 13.8 times, 10.8 mean for the Tier Two Camco Comparable Companies) and market capitalization to 1998 forecasted EBITDA (6.4 to 8.5 times, 7.6 mean for the Tier One Camco Comparable Companies; 6.8 to 9.1 times, 8.0 mean for the Tier Two Camco Comparable Companies). Additionally, Morgan Stanley noted that, based on management's estimates of forward operating performance, as of June 11, 1998, Camco Common Stock traded at 17.4x 1998 forecasted earnings, 11.3x 1998 forecasted cash flow and 8.5x 1998 forecasted EBITDA, respectively.

  As part of its analysis, Morgan Stanley also compared certain available financial information of a group of comparable publicly traded oilfield service companies and applied these statistics to the financial performance of

Schlumberger. Comparable companies included Halliburton Company, Dresser Industries, Inc., Baker Hughes Inc., BJ Services Company, Camco International Inc., Coflexip Stena Offshore Group S.A., Cooper Cameron Corp., EVI Weatherford, Inc., National-Oilwell, Inc., Smith International, Inc., Tuboscope, Inc., Varco International, Inc. and Western Atlas, Inc. (collectively, the "Oilfield Service Comparable Companies"). Such financial information included the price to earnings multiple and price to cash flow multiple and EBITDA multiple based on First Call median EPS forecasts and research analysts' estimates of forward operating performance. Such analyses indicated that as of June 11, 1998 and based on a compilation of First Call estimates, Schlumberger traded at 23.2 times forecasted earnings for the calendar year 1998, 19.1 times forecasted earnings for 1999, 13.8 times forecasted cash flow for the calendar year 1998 and 12.1 times forecasted cash flow for the calendar year 1999. These multiples were compared to a range of multiples based on 1998 forecasted earnings (12.4 to 32.9 times, 18.0 mean), 1999 forecasted earnings (9.2 to 26.8 times, 14.3 mean), 1998 forecasted cash flow (7.5 to 13.8 times, 10.8 mean) and 1999 forecasted cash flow (6.1 to 11.0 times, 9.1 mean) for the Oilfield Service Comparable Companies, respectively.

  No company utilized in the comparable public company analysis or the comparable stock price performance is identical to Camco or Schlumberger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Camco or Schlumberger and other factors that could affect the public trading value of the companies to which they are being compared. In evaluating the comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Camco or Schlumberger, such as the impact of consolidation on Camco or Schlumberger and the industry generally, industry growth and/or cyclicality and the absence of any adverse material change in the financial conditions and prospects of Camco or Schlumberger or the industry or in the financial markets in general. Mathematical analysis (such as determining the mean or median) is not, in itself, a meaningful method of using comparable company data.

  Discounted Cash Flow Analysis. Morgan Stanley performed a discounted cash flow ("DCF") analysis of Camco based on certain financial projections prepared by Camco management for Camco for the years 1998 through 2002. Morgan Stanley discounted the unlevered free cash flows of Camco over the forecast period at a range of discount rates, representing an estimated weighted average cost of capital for Camco, and terminal values based on a range of EBITDA multiples based on current public market valuation implied EBITDA multiples of comparable companies. Unlevered free cash flow was calculated as net income available to common stockholders plus the aggregate of depreciation and amortization, deferred taxes and other non-cash expenses and after-tax net interest expense less the sum of capital expenditures and investment in non-cash working capital. The present values determined from these analyses were then adjusted for long-term liabilities, including debt net of cash, to arrive at an equity value. Based on this analysis, Morgan Stanley calculated per share values for Camco ranging from $80.61 to $95.69. Morgan Stanley also performed analyses to determine the sensitivity of the DCF valuation to changes in the projections of future performance. Sensitivities to Camco management's plan projections for either a 1% change in annual operating margin or a 1% change in annual revenue growth yielded an impact on value of approximately $3 to $4 per share. Sensitivities to Camco management's plan projections for both a 1% change in annual operating margin and a 1% change in annual revenue growth yielded an impact on value of approximately $7 to $8 per share.

  Analysis of Selected Precedent Transactions. Using publicly available information, Morgan Stanley reviewed the terms of nine recently announced pending or completed oilfield service acquisition transactions (collectively, the "Oilfield Services Transactions"). For the Oilfield Services Transactions, the premium to unaffected market price ranged from 20% to 106%, with a mean of 56%.

  No transaction utilized as a comparison in the analysis of selected precedent transactions is identical to the Merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that would affect the acquisition value of the companies to which it is being compared. In evaluating the precedent transactions,

Morgan Stanley made judgments and assumptions with regard to industry performance, global business, economic, market and financial conditions and other matters, many of which are beyond the control of Camco, such as the impact of competition on Camco and the industry generally, industry growth and/or cyclicality and the absence of any adverse material change in the financial conditions and prospects of Camco or the industry or the financial markets in general. Mathematical analysis (such as determining the mean or median) is not, in itself, a meaningful method of using precedent transactions data.

  Historical Exchange Ratio Analysis. Morgan Stanley also reviewed the ratio of the closing prices of Camco Common Stock to Schlumberger Common Stock over the intervals of one month, three months, six months and one year prior to June 11, 1998. Such implied ratios averaged 0.87 over the last month, 0.83 over the last three months, 0.80 over the last six months and 0.82 over the last year. Morgan Stanley noted that the ratio based on closing prices on June 11, 1998 was 0.80.

  Pro Forma Analysis of the Merger. Morgan Stanley analyzed the pro forma impact of the Merger on earnings per share and cash flow per share for Camco for the fiscal years 1998 through 2000. The pro forma results were calculated as if the Merger had closed at the beginning of 1998, and were based on projected earnings and cash flow derived from First Call Estimates for Schlumberger and management projections for Camco. The pro forma analysis also took into account the synergies and cost savings expected to be derived from the Merger as estimated by management of Camco. Morgan Stanley noted that, assuming the Merger would be treated as a pooling-of-interests for accounting purposes, the Merger would be slightly dilutive to Schlumberger's earnings per share in 1998 and slightly accretive to Schlumberger's earnings per share in 1999.

  The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. Morgan Stanley believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, would create an incomplete view of the process underlying its opinion. In addition, Morgan Stanley may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting for any particular analysis described above should therefore not be taken to be Morgan Stanley's view of the actual value of Camco or Schlumberger.

  In connection with the review of the Merger by the Camco Board of Directors, Morgan Stanley performed a variety of financial and comparative analyses for purposes of its opinion given in connection therewith. The summary set forth above does not purport to be a complete description of the analyses performed by Morgan Stanley in connection with the Merger.

  In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Camco or Schlumberger. The analyses performed by Morgan Stanley are not necessarily indicative of actual values, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Morgan Stanley's preparation of its fairness opinion and were provided to the Camco Board in connection with the delivery of Morgan Stanley's oral and written opinion. These analyses do not purport to be appraisals or to reflect the prices at which Camco or Schlumberger might actually be sold.

  As described above, Morgan Stanley's opinion and presentation to the Camco Board of Directors were one of many factors taken into consideration by the Camco Board of Directors in making its determination to approve the Merger Agreement and the Transaction. Consequently, the Morgan Stanley analyses described above should not be viewed as determinative of the opinion of the Camco Board of Directors or the management of Camco with respect to the value of Camco or Schlumberger or whether the Camco Board of Directors would have been willing to agree to a different Exchange Ratio.

  Morgan Stanley is a full services securities firm, engaged in securities trading and brokerage activities, as well as providing investment banking, financial and financial advisory services. As part of its investment banking business, Morgan Stanley is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. In the ordinary course of its trading, brokerage and financing activities, Morgan Stanley and its affiliates may actively trade or effect transactions in the debt and equity securities or senior loans of Camco and Schlumberger for their own account or for the account of customers and may, from time to time, hold a long or short position in, and buy and sell, securities of Camco or Schlumberger. In the past, Morgan Stanley and its affiliates have provided financial advisory and financing services to Camco, Schlumberger and their affiliates and have received customary fees in connection with these services.

  Pursuant to an engagement letter between Camco and Morgan Stanley, Camco retained Morgan Stanley as financial advisor in connection with a potential transaction involving Camco. Camco has agreed to pay Morgan Stanley (i) an advisory fee estimated to be between $150,000 and $250,000, which is payable in the event that the Merger is not completed, and (ii) if the Merger is successfully completed, a transaction fee equal to approximately .367% of the aggregate consideration payable in the Merger, as calculated and payable upon the closing of the Merger, against which any advisory fees paid will be credited. Camco has also agreed to reimburse Morgan Stanley for its out-of-pocket expenses related to its engagement. Camco has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees, and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including liabilities under the federal securities laws arising out of or in connection with Morgan Stanley's engagement.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  In considering the recommendation of the Camco Board of Directors with respect to the Merger, Camco's stockholders should be aware that certain members of the Camco Board of Directors and certain officers of Camco have interests in respect of the Merger separate from their interests as holders of Camco Common Stock. Such interests include (i) potential change in control payments of approximately $666,000, $1,301,000, $1,304,000 and $1,064,000 for
Merle C. Muckleroy, Robert J. Caldwell, Herbert S. Yates and Stephen D. Smith, respectively, who are expected to continue in employment with Camco following the Merger, if the employment of any such person is terminated by Schlumberger without cause or by any such employee for good reason during the three years following the Merger (the aggregate amount of all such payments to all officers of Camco would be approximately $7.8 million), (ii) completion payments of $400,000, $300,000, $400,000 and $400,000 for Messrs. Muckleroy,
Caldwell, Yates and Smith, respectively, if they remain employed by Camco until the Merger is completed (given that assumption, the aggregate of all such payments to all officers of Camco would be approximately $2.7 million),
(iii) retention payments of $1,100,000, $900,000, $1,100,000 and $1,100,000 for Messrs. Muckleroy, Caldwell, Yates and Smith, respectively, if they remain employed by Camco for one year following the completion of the Merger (given that assumption, the aggregate of all such payments to all officers of Camco would be approximately $6.6 million) and (iv) the maintenance by Schlumberger of directors and officers liability insurance for the benefit of the Camco directors and officers for a period of six years after the Merger at an annual cost not to exceed two times the last annual premium paid by Camco prior to June 18, 1998. In addition, unvested options awarded under Camco's long-term incentive compensation plans between December 1993 and May 1997 to purchase 27,458, 27,583, 28,415 and 20,334 shares of Camco Common Stock held by Messrs. Muckleroy, Caldwell, Yates and Smith, respectively (158,867 shares for all officers of Camco in the aggregate), will become vested as a result of the Merger. The value of these unvested options, based on the difference between the exercise price and the closing price of the Camco Common Stock on July 24, 1998, is $1,052,000, $1,059,000, $1,099,000 and $664,000 for Messrs.
Muckleroy, Caldwell, Yates and Smith, respectively (approximately $5.9 million for all officers of Camco in the aggregate). Messrs. Muckleroy, Caldwell, Yates and Smith also hold 8,334, 8,334, 12,800 and 7,667 shares of restricted Camco Common Stock, respectively, granted to them under Camco's long-term incentive compensation plans between December 1993 and July 1997 that will become unrestricted as a result of the Merger (56,136 shares for all officers of Camco in the aggregate). The value of these shares, based on the closing sales price per share of Camco Common Stock on July 24, 1998, is $583,000, $583,000, $896,000 and $537,000, respectively (approximately $4.0 million for all officers of Camco in the aggregate). Finally, unvested options awarded under the Board of Directors' Stock

Option Plan between May 1996 and August 1997 to purchase 5,002, 6,700, 5,000, 6,668, 6,667, 8,335 and 8,335 shares of Camco Common Stock held by William J. Johnson, T. Don Stacy, Gilbert H. Tausch, William A. Krause, Lester Varn, Jr., Robert L. Howard and Charles P. Siess, Jr., respectively, will become vested as a result of the Merger. The value of these unvested options based on the difference between the exercise price and the closing price of the Common Stock on July 24, 1998 is $113,000, $62,000, $113,000, $176,000, $73,000,
$165,000 and $165,000 for Messrs. Johnson, Stacy, Tausch, Krause, Varn, Howard and Siess, respectively.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

  The following discussion summarizes certain U.S. Federal income tax consequences of the Merger which are generally applicable to holders of Camco Common Stock under the Internal Revenue Code of 1986, as amended (the "Code"). Tax consequences which are different from or in addition to those described herein may apply to Camco stockholders who are subject to special treatment under the U.S. federal income tax laws, such as non-U.S. persons, tax exempt organizations, financial institutions, insurance companies, broker-dealers, Camco stockholders who hold their Camco Common Stock as part of a hedge, straddle, wash sale, synthetic security, conversion transaction, or other integrated investment comprised of Camco Common Stock and one or more other investments, persons who acquired their shares in compensatory transactions, and any Camco stockholder who, after the Merger, owns 5% or more of either the total voting power or the total value of the stock of Schlumberger. The discussion does not address non-U.S. or state or local tax considerations.

  THIS SUMMARY IS NOT A SUBSTITUTE FOR AN INDIVIDUAL ANALYSIS OF THE TAX CONSEQUENCES OF THE MERGER TO A CAMCO STOCKHOLDER. EACH CAMCO STOCKHOLDER SHOULD CONSULT A TAX ADVISER REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE MERGER IN LIGHT OF SUCH STOCKHOLDER'S OWN SITUATION.

  It is a condition precedent to the closing of the Merger that opinions of counsel (the "Opinions") be delivered to the effect that, among other things, the Merger qualifies as a reorganization under section 368(a) of the Code. The Opinions will be subject to certain qualifications and assumptions as noted therein and will rely upon certain representations of Schlumberger, STC and Camco provided to counsel as a basis for the Opinions, including the representation that no consideration other than Schlumberger Common Stock (and cash for fractional shares) will be delivered in exchange for Camco Common Stock. The Opinions will be based upon counsel's interpretation of the Code, applicable Treasury regulations, judicial authority and administrative rulings and practice, all as of the date of the Opinions. There can be no assurance that future legislative, judicial or administrative changes or interpretations will not adversely affect the accuracy of the conclusions set forth herein. The Opinions will not be binding upon the Internal Revenue Service (the "Service"), and the Service will not be precluded from adopting a contrary position.

  Assuming the Merger qualifies as a reorganization under Section 368(a) of the Code, the U.S. Federal income tax consequences will include the following:

    . No gain or loss will be recognized by Schlumberger or Camco as a result of the Merger;

    . No gain or loss will be recognized by holders of Camco Common Stock solely upon their receipt in the Merger of Schlumberger Common Stock in exchange therefor;

    . The tax basis of the shares of Schlumberger Common Stock received by a Camco stockholder in the Merger (including any fractional share not actually received) will be the same as the tax basis of the Camco Common Stock surrendered in exchange therefor;

    . The holding period of the shares of Schlumberger Common Stock received by a Camco stockholder in the Merger will include the holding period of the shares of Camco Common Stock surrendered in exchange therefor, provided that such shares of Camco Common Stock are held as capital assets at the effective time of the Merger; and

    . A cash payment in lieu of a fractional share will be treated as if a fractional share of Schlumberger Common Stock had been received in the Merger and then redeemed by Schlumberger. Such redemption should qualify as a distribution in full payment in exchange for the fractional share rather than as a distribution of a dividend. Accordingly, a Camco stockholder receiving cash in lieu of a fractional share will recognize gain or loss upon such payment in an amount equal to the difference, if any, between such stockholder's basis in the fractional share and the amount of cash received. Such gain or loss will be a capital gain or loss if the Camco Common Stock is held as a capital asset at the effective time of the Merger.

  In the event that the Merger were held not to qualify as a reorganization under section 368(a) of the Code, a Camco stockholder would recognize gain or loss in an amount equal to the difference between the stockholder's basis in his or her shares and the fair market value, as of the effective date of the Merger, of the Schlumberger Common Stock received in exchange therefor. In such event, the stockholder's basis in the Schlumberger Common Stock so received would be equal to its fair market value as of the effective date of the Merger, and the holding period for such stock would begin on the day after the effective date of the Merger.

  THE U.S. FEDERAL INCOME TAX CONSEQUENCES SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY. EACH CAMCO STOCKHOLDER SHOULD CONSULT A TAX ADVISER AS TO THE PARTICULAR CONSEQUENCES OF THE MERGER THAT MAY APPLY TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION OF STATE, LOCAL, NON-U.S. AND OTHER FEDERAL TAX LAWS.

ACCOUNTING TREATMENT

  STC and Camco intend to account for the Merger using the pooling-of-interests method of accounting pursuant to Opinion No. 16 of the Accounting Principles Board. The pooling-of-interests method of accounting assumes that the combining companies have been merged from inception, and the historical financial statements for periods prior to consummation of the Merger are restated as though the companies had been combined from inception. The restated financial statements are adjusted to conform the accounting policies of the companies.

  The Merger is conditioned on the receipt of favorable letters from the independent public accountants of each of Schlumberger, STC and Camco to the effect that, in accordance with generally accepted accounting principles and the applicable rules and regulations of the Securities and Exchange Commission, Schlumberger, STC and Camco are each eligible to be a party to a Merger accounted for as a pooling of interests.

GOVERNMENTAL AND REGULATORY MATTERS

  Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR Act"), the Merger may not be consummated until notifications have been given and certain information has been furnished to the Federal Trade Commission (the "FTC") and the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and specified waiting period requirements have been satisfied. Schlumberger and Camco filed the required notification and report forms under the HSR Act with the FTC and the Antitrust Division on June 29, 1998.

  Each state in which Schlumberger or Camco has operations also may review the Merger under state antitrust laws. In addition, regulatory approvals or filings may be required with the appropriate regulatory authorities in certain other countries where Schlumberger or Camco conducts business.

  At any time before the Effective Time, the Justice Department, the FTC, a state or non-U.S. governmental authority or a private person or an entity could seek under the antitrust laws, among other things, to enjoin the Merger or to cause Schlumberger to divest itself, in whole or in part, of businesses conducted by Camco or of other businesses conducted by Schlumberger. There can be no assurance that a challenge to the Merger will not be made, or that, if such a challenge is made, Schlumberger and Camco will prevail. The obligations of STC and Camco to consummate the Merger are subject to the condition that there be no decree, judgment, injunction or other order of a court of competent jurisdiction or other governmental authority that imposes any material restrictions or limitations on the Merger. Each party has agreed to use its best efforts to have any such decree, judgment, injunction or order vacated or lifted.

  STC and Camco believe that they will obtain all material required regulatory approvals prior to the Special Meeting. However, it is not certain that all such approvals will be received by such time, or at all, and governmental authorities may impose unfavorable conditions for granting the required approvals.

NO APPRAISAL RIGHTS

  Camco is a Delaware corporation. Section 262 of the Delaware General Corporation Law provides appraisal rights (sometimes referred to as "dissenters' rights") to stockholders of a Delaware corporation that is involved in a Merger under certain circumstances. However, Section 262 appraisal rights are not available to stockholders of a corporation whose securities are listed on a national securities exchange and whose stockholders are not required to accept in exchange for their stock anything other than stock of another corporation listed on a national securities exchange and cash in lieu of fractional shares. Because Camco Common Stock is traded on the New York Stock Exchange, and because Camco's stockholders will receive only Schlumberger Common Stock (which is also traded on the New York Stock Exchange) and cash in lieu of fractional shares in the Merger, stockholders of Camco will not have appraisal rights with respect to the Merger.

FEDERAL SECURITIES LAW CONSEQUENCES; RESALE RESTRICTIONS

  All shares of Schlumberger Common Stock that will be distributed to stockholders of Camco in the Merger will be freely transferable, except for certain restrictions applicable to "affiliates" of Camco. Shares of Schlumberger Common Stock received by persons who are deemed to be affiliates of Camco may be resold by them only in transactions permitted by the resale provisions of Rule 145 (or Rule 144 in the case of such persons who become affiliates of Schlumberger) or as otherwise permitted under the Securities Act of 1933, as amended (the "Securities Act"). Persons who may be deemed to be affiliates of Camco generally include certain officers, directors and significant stockholders of Camco. The Merger Agreement requires Camco to cause each of its directors and executive officers to execute a written agreement to the effect that such persons will not sell, assign or transfer any of the shares of Schlumberger Common Stock issued to them in the Merger unless such sale, assignment or transfer has been registered under the Securities Act, is in conformity with Rule 145 or is otherwise exempt from the registration requirements under the Securities Act.

  Under generally accepted accounting principles, the sale of Schlumberger Common Stock or Camco Common Stock by an affiliate of either Schlumberger or Camco within 30 days prior to the Effective Time or thereafter prior to publication of financial results that include at least 30 days of combined operations of Schlumberger and Camco after the Effective Time could preclude pooling-of-interests accounting treatment for the Merger. The Merger is conditioned on each of Camco's affiliates delivering a written undertaking that they will not transfer any Camco Common Stock they own within 30 days prior to the closing date of the Merger Agreement and will not transfer any of the Schlumberger Common Stock received or to be received by them pursuant to the Merger until final results of operations of Schlumberger covering at least 30 days of combined operations of Schlumberger and Camco have been published. Additionally, each of Schlumberger's affiliates must deliver a written undertaking that they will not transfer Schlumberger Common Stock they own within 30 days prior to the closing date of the Merger Agreement or until final results of operations of Schlumberger covering at least 30 days of combined operations of Schlumberger and Camco have been published.

                     CERTAIN TERMS OF THE MERGER AGREEMENT

  This section describes the material provisions of the Merger Agreement. This description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Annex A, and which is incorporated herein by reference. All stockholders are urged to read the Merger Agreement carefully in its entirety.

THE MERGER

  Structure. In the Merger, a wholly owned subsidiary of STC will be merged into Camco, with Camco being the surviving corporation. As a result, Camco will become a wholly owned subsidiary of STC.

  Effective Time. The Merger will become effective when a certificate of merger relating to the Merger is duly filed with the Secretary of State of the State of Delaware (the "Effective Time"), which is expected to occur as soon as possible after the stockholders of Camco have approved the Merger and all of the other conditions set forth in the Merger Agreement have been satisfied or waived. STC and Camco anticipate that the Effective Time will occur late in the third quarter of 1998.

  Share Conversion. Pursuant to the terms and subject to the conditions of the Merger Agreement, each share of Camco Common Stock outstanding immediately prior to the Effective Time will be converted into 1.18 shares of Schlumberger Common Stock. All shares of Camco Common Stock that are owned by Camco or its subsidiaries or Schlumberger or its subsidiaries will, at the Effective Time, be canceled and retired and will cease to exist, without any payment for those shares.

  Camco Stock Options. Each outstanding option to purchase Camco Common Stock as of the Effective Time will become an option to acquire a number of shares of Schlumberger Common Stock equal to the number of shares purchasable pursuant to the Camco option multiplied by 1.18. If the conversion in the previous sentence would otherwise result in an optionholder's being entitled to a fractional share of Schlumberger Common Stock, that optionholder will receive cash in lieu of that fractional share when the option is fully exercised as set forth in the Merger Agreement. Camco options that are qualified under Sections 422-424 of the Internal Revenue Code may be subject to certain limits on conversion pursuant to the requirements of those sections in order to maintain their preferential tax treatment. Camco options subject to Sections 422-424 of the Internal Revenue Code will be converted into as many shares of Schlumberger Common Stock as is possible without losing their preferential tax status (up to a maximum of 1.18 shares of Schlumberger Common Stock per share of Camco Common Stock).

CERTAIN COVENANTS

  Interim Operations. From the date of signing the Merger Agreement until the Effective Time, Camco and its subsidiaries are required to conduct their businesses in the ordinary course consistent with past practice, to use all reasonable efforts to preserve their business organizations intact, to keep available the services of their current officers and employees and to preserve their relationships with customers, suppliers and others with whom they do business. In addition, Camco and its subsidiaries may not (subject to certain limited exceptions) take certain other actions during this period, including the following:

    . declare or pay any dividends other than regular quarterly cash dividends;

    . split, combine or reclassify any outstanding capital stock;

    . redeem, repurchase or otherwise acquire any shares of Camco's capital stock;

    . issue, deliver or sell any of their securities;

    . amend their certificates of incorporation or bylaws;

    . make any acquisition of an entity or business involving the payment of more than $5 million except as previously agreed; or

    . sell, lease, encumber or otherwise dispose of any assets in a single transaction or in a series of related transactions, except for sales or leases in the ordinary course of business consistent with past practice and other dispositions not aggregating more than $5 million except as previously agreed.

  No Solicitation. Camco may not, directly or indirectly, initiate, solicit or encourage any Acquisition Proposal (as defined below) or engage in any discussions or negotiations relating to an Acquisition Proposal nor may it accept an Acquisition Proposal. Camco may, however, engage in discussions with a party making an unsolicited Acquisition Proposal for the limited purpose of determining whether that proposal is a Superior Proposal (as defined below).

  Notwithstanding these restrictions, until the Camco stockholders have approved the Merger, Camco may furnish information (pursuant to confidentiality arrangements) in response to an unsolicited written request from a proposed bidder if the Camco Board of Directors concludes, based on the written advice of outside counsel, that the failure to do so would breach the fiduciary duties of the Camco Board of Directors. Camco has agreed to promptly notify STC of the pendency of any negotiations respecting, or the receipt of, any Acquisition Proposal.

  If the Board of Directors of Camco receives an Acquisition Proposal that it believes is a Superior Proposal before the stockholders of Camco have approved the Merger, Camco may terminate the Merger Agreement and pay a $90 million Termination Fee. See "--Termination of the Merger Agreement."

  "Acquisition Proposal" means any proposal or offer for a tender or an exchange offer, a Merger, consolidation or other business combination involving, or a purchase of a 15% or greater equity interest in or substantially all of the assets of Camco or any of its significant subsidiaries.

  A "Superior Proposal" means any bona fide proposal to acquire, directly or indirectly, all of the outstanding Camco Common Stock or all or substantially all of the assets of Camco and its subsidiaries and otherwise on terms which a majority of the disinterested members of the Board of Directors of Camco determines in its good faith judgment, based on the written advice of a nationally recognized financial advisor, to be more favorable to the Camco stockholders than the Merger.

  Special Meetings of Stockholders. Camco has agreed to call the Special Meeting as promptly as practicable for the purpose of voting upon the adoption of the Merger Agreement and any related matters. Additionally, Camco has agreed to use all reasonable efforts to hold the Special Meeting as soon as practicable after the date the Securities and Exchange Commission declares this Registration Statement effective.

  Mutual Covenants. Camco and STC have agreed, among other things, not to take any action or to fail to take any action that (i) is reasonably likely to breach their respective representations and warranties, (ii) would cause the Merger to fail to qualify as a Section 368(a)(1)(B) reorganization or (iii) would knowingly jeopardize the Merger as a pooling of interests for accounting purposes.

  Certain Other Covenants. Camco and STC agreed to certain other customary covenants in the Merger Agreement, including covenants relating to obtaining necessary consents and approvals; cooperating with each other to obtain antitrust clearances; providing access to and furnishing information; providing notices of certain events and consulting with each other regarding public statements and filings; obtaining agreements from affiliates relating to stock trading; certain employee matters; and mutually defending any claims or actions questioning the validity or legality of the transactions contemplated by the Merger Agreement. STC further agreed to acquire from Schlumberger the shares of Schlumberger Common Stock necessary to consummate the Merger. See "--The Transaction Agreement."

CERTAIN REPRESENTATIONS AND WARRANTIES

  The Merger Agreement contains substantially reciprocal representations and warranties by STC and Merger Sub, jointly and severally, and Camco as to the following, among other things: capitalization; due organization and good standing; corporate authorization to effect the Merger; governmental approvals required in connection with the Merger; absence of certain undisclosed litigation; and no beneficial ownership of stock of the other party.

  In addition, Camco has made certain additional representations and warranties to STC and Merger Sub in the Merger Agreement with respect to, among other things: accuracy of its public filings; absence of certain changes or events; absence of certain undisclosed liabilities; absence of defaults under certain agreements; compliance with applicable laws; opinion of financial advisor; antitakeover statutes; amending its rights agreement; tax matters; employee benefit matters; labor matters; environmental matters; and brokerage fees.

  The representations and warranties in the Merger Agreement do not survive the Effective Time.

CONDITIONS TO THE MERGER

  Conditions to Each Party's Obligations. The obligations of Camco, STC and Merger Sub to consummate the Merger are subject to the satisfaction of the following conditions:

    . the receipt of approval of the stockholders of Camco;

    . the expiration or termination of the applicable waiting period under the HSR Act and receipt of all governmental and other consents and approvals required in connection with the consummation of the Merger;

    . the absence of any law, judgment, decree, injunction or other order prohibiting or delaying the consummation of the Merger;

    . the effectiveness of this Registration Statement, with no stop order suspending its effectiveness and no proceedings seeking a stop order;

    . the receipt of all necessary authorizations relating to the issuance and trading of the shares of Schlumberger Common Stock to be issued in connection with the Merger on the New York Stock Exchange; and

    . receipt of letters from their respective, independent accountants to the effect that Schlumberger, STC and Camco are each eligible to be a party to a Merger accounted for as a pooling-of-interests.

  Additional Conditions to Obligations of STC and Merger Sub. The obligations of STC and Merger Sub to consummate the Merger are subject to the satisfaction or waiver by STC at or prior to the Closing Date of the following additional conditions:

    . the representations and warranties of Camco in the Merger Agreement must be true in all material respects as of the date of the Merger Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except where the failure to be true would not have a material adverse effect on Camco and its subsidiaries, taken as a whole, that exceeds $200 million;

    . the performance in all material respects by Camco of its obligations under the Merger Agreement required to be performed at or prior to the Closing Date;

    . the receipt from Camco's directors and executive officers who are affiliates of Camco of their agreements not to sell their stock for a certain period of time;

    . the receipt of a favorable tax opinion from Baker & Botts, L.L.P., counsel to STC and Merger Sub;

    . the receipt of certain customary certificates, opinions and other closing documents; and

    . the performance in all material respects by Camco of its obligations under the Transaction Agreement required to be performed at or prior to the Delivery Date (as defined) and the satisfaction or waiver of certain conditions set forth therein.

  Additional Conditions to Obligations of Camco. The obligations of Camco to consummate the Merger are subject to the satisfaction or waiver by Camco at or prior to the Closing Date of the following additional conditions:

    . the representations and warranties of STC and Merger Sub in the Merger Agreement must be true and correct in all material respects as of the date of the Merger Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except where the failure to be true would not have a material adverse effect on STC and its affiliates, taken as a whole, that exceeds $400 million;

    . the performance in all material respects by STC and Merger Sub of their obligations under the Merger Agreement required to be performed at or prior to the Closing Date;

    . the receipt of a favorable tax opinion from Fulbright & Jaworski L.L.P., counsel to Camco;

    . the receipt of certain customary certificates, opinions and other closing documents;

    . the failure of Morgan Stanley, financial advisor to Camco, to revoke, modify or change its opinion in any manner adverse to the holders of Camco Common Stock; and

    . the performance in all material respects by Schlumberger of its obligations under the Transaction Agreement required to be performed at or prior to the Delivery Date (as defined) and the satisfaction or waiver of certain conditions set forth therein.

TERMINATION OF THE MERGER AGREEMENT

  Rights to Terminate. At any time prior to the Effective Time, the Merger Agreement may be terminated and the transactions contemplated may be abandoned as follows (any of the following rights to terminate may be waived by the party possessing the right):

    . by the mutual written consent of each party to the Merger Agreement;

    . by either Camco or STC if:

      . the Merger shall not have been consummated by December 31, 1998 (however, this right is not available to a party whose breach of any representation or warranty or failure to perform any covenant or agreement under the Merger Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date);

      . any court or other governmental authority has issued an order, decree or ruling restraining or prohibiting the Merger and that order, decree or ruling is final and non-appealable; or

      . any required approval of the stockholders of Camco shall not have been obtained by reason of the failure to obtain the required vote.

    . by STC if:

      . Camco fails to call and hold a stockholders' meeting for the purpose of voting upon the Merger Agreement and the Merger by December 31, 1998;

      . Camco fails to comply in any material respect with any of the covenants or agreements contained in the Merger Agreement to be complied with or performed by Camco at or prior to such date of termination (provided that breach has not been cured within 30 days following receipt by Camco of notice of the breach and is existing at the time of termination of the Merger Agreement);

      . any representation or warranty of Camco contained in the Merger Agreement was not true in all material respects when made (provided the breach has not been cured within 30 days following receipt by Camco of notice of the breach and is existing at the time of termination of the Merger Agreement) or on and as of the Effective Time as if made on and as of the Effective Time (except to the extent it relates to a particular date), except where the failure to be true (without giving effect to the individual materiality thresholds of the representations and warranties) would not have a material adverse effect on Camco and its subsidiaries, taken as a whole, that exceeds $200 million;

      . the Board of Directors of Camco or any committee thereof: (i) withdraws, modifies or changes its recommendation of the Merger Agreement or the Merger in a manner adverse to Schlumberger and its subsidiaries, taken as a whole, or has resolved to do any of the foregoing, or (ii) approves or recommends, or proposes to approve or recommend, any Acquisition Proposal; or

      . the Transaction Agreement has been terminated by Camco.

    . by Camco if:

      . STC or Merger Sub fails to comply in any material respect with any of the covenants or agreements contained in the Merger Agreement to be complied with or performed by it at or prior to such date of termination (provided that breach has not been cured within 30 days following receipt by STC of notice of the breach and is existing at the time of termination of the Merger Agreement);

      . any representation or warranty of STC or Merger Sub contained in the Merger Agreement was not true in all material respects when made (provided that breach has not been cured within 30 days following receipt by STC of notice of the breach and is existing at the time of termination of the Merger Agreement) or on and as of the Effective Time as if made on and as of the Effective Time (except to the extent it relates to a particular date), except where the failure to be true (without giving effect to the individual materiality thresholds of the representations and warranties) would not have a material adverse effect on STC and its affiliates, taken as a whole, that exceeds $400 million;

      . prior to approval of the Merger and the Merger Agreement by the stockholders of Camco, Camco receives a Superior Proposal and pays STC the Termination Fee (described below); or

      . the Transaction Agreement has been terminated by Schlumberger.

  If the Merger Agreement is terminated pursuant to its terms, no provision of the Merger Agreement will survive (other than the provisions relating to payment of expenses and confidentiality), and termination will be without any liability on the part of any party, other than liability for which the Termination Fee is the sole remedy or liability for a willful breach of the Merger Agreement.

  Termination Fees Payable by Camco. Camco has agreed to pay STC $90 million in immediately available funds (the "Termination Fee") if the Merger Agreement is terminated:

    . by Camco because it receives a Superior Proposal prior to receiving stockholder approval of the Merger and the Merger Agreement;

    . by STC because the Camco Board of Directors approves or recommends, or proposes to approve or recommend, to Camco stockholders any Acquisition Proposal;

    . by STC because the Camco Board of Directors withdraws, modifies or changes its recommendation of the Merger Agreement or the Merger in an adverse manner and Camco consummates an alternative transaction on or before September 30, 1999, in which case the termination fee will be payable upon consummation of that transaction; or

    . because an alternate Acquisition Proposal is made and publicly announced, the stockholders of Camco do not approve the Merger, and Camco consummates a transaction pursuant to an alternate Acquisition Proposal on or prior to September 30, 1999, in which case the Termination Fee will be payable upon consummation of that transaction.

EXPENSES

  Whether or not the Merger or other transactions contemplated by the Merger Agreement are consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such costs or expenses. However, if the Merger Agreement is terminated, STC will reimburse Camco up to $5 million for the actual cost of its employee retention program.

AMENDMENTS

  The Merger Agreement may be amended by STC and Camco by written instrument at any time before or after adoption of the Merger Agreement by the stockholders of Camco. However, after adoption by the Camco stockholders, no amendment may be made that by law requires further approval by those stockholders without such further approval.

THE TRANSACTION AGREEMENT

  The following description of the Transaction Agreement does not purport to be complete and is qualified in its entirety by reference to the Transaction Agreement, a copy of which is attached hereto as Annex B and is incorporated herein by reference. All stockholders are urged to read the Transaction Agreement carefully in its entirety.

  The Transaction Agreement sets forth the terms and conditions on which STC will acquire shares of Schlumberger Common Stock from Schlumberger for use as consideration to be paid to the stockholders of Camco pursuant to the Merger Agreement. Schlumberger agreed to sell those shares of Schlumberger Common Stock to STC on the terms and conditions set forth in the Transaction Agreement. Schlumberger also agreed to register those shares with the Securities and Exchange Commission and to have those shares listed on the New York Stock Exchange.

  The obligations of Schlumberger and Camco under the Transaction Agreement are subject to the following conditions:

    . the Merger Agreement has not been terminated;

    . the satisfaction or waiver of certain conditions set forth in the Merger Agreement;

    . the representations and warranties of the other in the Transaction Agreement being true and correct as of the date of signing the Transaction Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the date Schlumberger delivers the shares of Schlumberger Common Stock to STC (the "Delivery Date"), except where the failure to be true would not have a material adverse effect on Schlumberger and its subsidiaries, taken as a whole, that exceeds $400 million or on Camco and its subsidiaries, taken as a whole, that exceeds $200 million;

    . each of the parties having performed in all material respects its respective obligations under the Transaction Agreement required to be performed at or prior to the Delivery Date; and

    . delivery by each party of certain customary certificates, opinions and other closing documents.

  The obligations of Camco under the Transaction Agreement are subject to the additional condition that Morgan Stanley, financial advisor to Camco, has not revoked, modified or changed its opinion in a manner adverse to the holders of Camco Common Stock.

  The Transaction Agreement automatically terminates if the Merger Agreement terminates. It may also be terminated by mutual consent of Schlumberger and Camco. In addition, either party may terminate the Transaction Agreement if:

    . the other party has failed to comply in any material respect with its obligations under the Transaction Agreement to be complied with or performed by that party at or prior to the date of termination (provided that breach has not been cured within 30 days following receipt by that party of notice of the breach and the breach is existing at the time of termination); or

    . any representation or warranty of the other party contained in the Transaction Agreement was not true when made (provided that breach has not been cured within 30 days following receipt by that party of notice of the breach and the breach is existing at the time of termination) or on and as of the effective time of the Merger as if made at such time (except to the extent it relates to a particular date), except where the failure to be true (without giving effect to the individual materiality thresholds contained in any representation or warranty) would not have a material adverse effect on that party in excess of $400 million in the case of Schlumberger and its subsidiaries, taken as a whole, and in excess of $200 million in the case of Camco and its subsidiaries, taken as a whole.

CREDIT ARRANGEMENT

  STC will purchase the shares of Schlumberger Common Stock from Schlumberger at market prices in order to fulfill its obligation to deliver shares of Schlumberger Common Stock to stockholders of Camco in connection with the Merger. It is expected that, prior to the Merger, STC will enter into a credit facility (the "Credit Facility") with a group of banks to provide for up to $4.0 billion of unsecured borrowings. STC estimates that borrowings under the Credit Facility in connection with the Merger will be approximately $3.0 billion on the Closing Date (which estimate is based on the closing market price of Schlumberger Common Stock on July 24, 1998).

                                 SCHLUMBERGER

            SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  The selected financial information of Schlumberger set forth below (i) as at December 31, 1993, 1994, 1995, 1996 and 1997 and for the years then ended has been derived from audited consolidated financial statements of Schlumberger, and (ii) as at March 31, 1998 and for the three months ended March 31, 1997 and 1998 has been derived from unaudited consolidated financial statements of Schlumberger. Those audited and unaudited financial statements are incorporated by reference in this Proxy Statement/Prospectus and those financial statements should be read in conjunction herewith. See "Where You Can Find More Information."

                          THREE MONTHS ENDED
                               MARCH 31                        YEAR ENDED DECEMBER 31
                         --------------------- -------------------------------------------------------
                            1998       1997       1997        1996       1995       1994       1993
                         ---------- ---------- ----------- ---------- ---------- ---------- ----------
OPERATING RESULTS:
 Operating revenues..... $2,800,134 $2,402,060 $10,647,590 $8,956,150 $7,621,694 $6,696,845 $6,705,466
 Net income (1).........    350,732    259,943   1,295,697    851,483    649,157    536,077    334,763
 Earnings per share:
  (2)
   Basic (1)............ $     0.70 $     0.53 $      2.62 $     1.74 $     1.33 $     1.10 $     0.69
   Diluted (1)..........       0.68       0.51        2.52       1.70       1.32       1.10       0.67
 Cash dividends per
  share.................     0.1875     0.1875        0.75       0.75     0.7125       0.60       0.60
 Average shares
  outstanding: (2)
   Basic................    498,273    493,426     495,215    490,041    484,748    486,846    485,342
   Assuming dilution....    518,444    509,219     514,345    500,498    487,864    488,532    488,562
OTHER INFORMATION:
 Capital expenditures,
  excluding
  acquisitions.......... $  315,935 $  265,530 $ 1,495,980 $1,157,957 $  938,847 $  782,837 $  691,101
                                                                     DECEMBER 31
                                    MARCH 31,  -------------------------------------------------------
                                       1998       1997        1996       1995       1994       1993
                                    ---------- ----------- ---------- ---------- ---------- ----------
BALANCE SHEET
 INFORMATION:
 Working capital........            $2,749,054 $ 2,441,322 $1,568,207 $1,259,431 $1,037,097 $  907,832
 Total assets...........            12,262,011  12,096,731 10,325,051  8,910,100  8,322,099  7,916,947
 Long-term debt.........             1,103,479   1,069,056    637,203    613,404    394,167    446,942
 Stockholders' equity...             6,957,440   6,694,924  5,626,380  4,964,017  4,582,954  4,406,340

--------
(1) Includes a charge of $248 million ($0.51 per share; basic and diluted) in 1993 relating to the cumulative effect of a change in accounting principle.
(2) Restated for the 2-for-1 split on June 2, 1997.

                                   CAMCO(1)

            SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  The selected financial information of Camco set forth below (i) as at December 31, 1993, 1994, 1995, 1996 and 1997 and for the years then ended has been derived from audited consolidated financial statements of Camco, and (ii) as at March 31, 1998 and for the three months ended March 31, 1997 and 1998 has been derived from unaudited consolidated financial statements of Camco. Those audited and unaudited financial statements are incorporated by reference in this Proxy Statement/Prospectus and those financial statements should be read in conjunction herewith. See "Where You Can Find More Information."

                         THREE MONTHS ENDED
                              MARCH 31                   YEAR ENDED DECEMBER 31
                         ------------------- ----------------------------------------------
                           1998      1997       1997      1996     1995     1994     1993
                         -------- ---------- ---------- -------- -------- -------- --------
OPERATING RESULTS:
 Operating revenues..... $228,067 $  195,484 $  913,841 $764,535 $667,932 $651,514 $640,099
 Income from continuing
  operations (2)........   27,595     19,810     88,852   68,004   50,295   39,665   17,888
 Earnings per share
  from continuing
  operations:
   Basic (2)............ $   0.73 $     0.53 $     2.37 $   1.81 $   1.35 $   1.04 $   0.47
   Diluted (2)..........     0.72       0.52       2.31     1.78     1.33     1.03     0.47
 Cash dividends per
  share (3).............     0.05       0.05       0.21     0.22     0.22     0.21       --
 Average shares
  outstanding:
   Basic................   37,674     37,277     37,386   37,506   37,257   37,857   37,972
   Assuming dilution....   38,483     38,242     38,481   38,230   37,780   38,344   38,320
OTHER INFORMATION:
 Capital expenditures,
  excluding
  acquisitions.......... $ 14,975 $   19,994 $   95,754 $ 61,848 $ 89,155 $ 65,703 $ 35,963
                                                              DECEMBER 31
                                  MARCH 31,  ----------------------------------------------
                                     1998       1997      1996     1995     1994     1993
                                  ---------- ---------- -------- -------- -------- --------
BALANCE SHEET
 INFORMATION:
 Working capital........          $  304,860 $  257,699 $216,719 $219,052 $199,982 $199,828
 Total assets...........           1,203,639  1,117,840  971,705  881,499  802,639  811,114
 Long-term debt.........             155,300    110,300   93,551  118,003   92,122  106,875
 Stockholders' equity...             717,568    686,245  594,873  536,468  497,499  479,103

--------
(1) On June 13, 1997, Camco acquired Production Operators in a business combination accounted for using the pooling-of-interests method of accounting. Accordingly, the financial data reflected herein was prepared as if Camco and Production Operators were combined as of the beginning of the earliest period presented.
(2) Includes merger costs of $8.6 million ($0.23 per share basic and $0.22 per share diluted) in 1997 relating to the acquisition of Production Operators.

    Includes a charge of $2.9 million ($0.08 per share; basic and diluted) in 1997 relating to the cumulative effect of a change in accounting principle.

    Excludes the following results from Production Operators' discontinued oil and gas production activities:

    --Loss of $7.2 million ($0.19 per share; basic and diluted) in 1995.

    --Income of $1.0 million ($0.03 per share; basic and diluted) in 1994.

    --Income of $2.8 million ($0.07 per share; basic and diluted) in 1993.

    Includes a credit of $0.2 million in 1994 relating to the cumulative effect of a change in accounting principle.

    Includes a charge of $10.7 million ($0.28 per share; basic and diluted) in 1993 relating to the cumulative effect of a change in accounting principle.

(3) Camco paid annual dividends of $0.20 on its common stock since its initial public offering in December 1993. The amounts presented include the effect of dividends paid by Production Operators prior to its merger with Camco.

          UNAUDITED ADJUSTED PRO FORMA COMBINED FINANCIAL STATEMENTS

  The unaudited pro forma combined financial information of Schlumberger and Camco has been derived from and should be read in conjunction with, and is qualified in its entirety by reference to, the Schlumberger and Camco consolidated financial statements, selected financial data and related notes included elsewhere or incorporated by reference in this Proxy Statement/Prospectus, gives effect to the Merger under the pooling-of-interests accounting method and assumes that the Merger had occurred at the beginning of the periods presented.

  The unaudited pro forma combined financial information was included for comparative purposes only and does not purport to be indicative of the results of operations or financial position that actually would have been obtained if the Merger had been effected at the dates indicated or of the financial position or results of operations that may be obtained in the future.

              UNAUDITED ADJUSTED PRO FORMA COMBINED BALANCE SHEET
                                 (IN THOUSANDS)

                                                                    MARCH 31,
                                                                       1998
                                                                   ------------
                              ASSETS
                              ------
Current Assets
  Cash and short-term investments................................. $  1,766,524
  Receivables less allowance for doubtful accounts................    3,161,672
  Inventories.....................................................    1,388,288
  Deferred taxes on income........................................      212,635
  Other current assets............................................      262,699
                                                                   ------------
                                                                      6,791,818
                                                                   ------------
Long-Term Investments, held to maturity...........................      709,978
Fixed Assets less accumulated depreciation........................    4,164,845
Excess of Investments Over Net Assets of Companies
Purchased less amortization.......................................    1,382,204
Deferred Taxes on Income..........................................      208,828
Other Assets......................................................      207,977
                                                                   ------------
                                                                   $ 13,465,650
                                                                   ============
               LIABILITIES AND STOCKHOLDERS' EQUITY
               ------------------------------------
Current Liabilities
  Accounts payable and accrued liabilities........................ $  2,438,594
  Estimated liability for taxes on income.........................      454,697
  Bank loans......................................................      660,717
  Dividends payable...............................................       93,915
  Long-term debt due within one year..............................       89,981
                                                                   ------------
                                                                      3,737,904
                                                                   ------------
Long-Term Debt....................................................    1,258,779
Deferred Taxes on Income..........................................       34,509
Postretirement Benefits...........................................      420,449
Other Liabilities.................................................      339,001
Stockholders' Equity
  Common stock....................................................    1,435,126
  Income retained for use in the business.........................    8,548,656
  Treasury stock..................................................   (2,240,484)
  Translation adjustment..........................................      (68,290)
                                                                   ------------
                                                                      7,675,008
                                                                   ------------
                                                                   $ 13,465,650
                                                                   ============

    The accompanying notes are an integral part of this pro forma financial statement.

         UNAUDITED ADJUSTED PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                          THREE MONTHS ENDED
                               MARCH 31             YEAR ENDED DECEMBER 31
                         --------------------- ----------------------------------
                            1998       1997       1997        1996        1995
                         ---------- ---------- ----------- ----------  ----------
Revenue:
  Operating............. $3,028,201 $2,597,544 $11,561,431 $9,720,685  $8,289,626
  Interest and other
   income...............     34,864     18,567     109,625     72,818      95,290
                         ---------- ---------- ----------- ----------  ----------
                          3,063,065  2,616,111  11,671,056  9,793,503   8,384,916
                         ---------- ---------- ----------- ----------  ----------
Expenses:
  Cost of goods and
   services.............  2,166,088  1,897,920   8,389,005  7,301,010   6,223,694
  Research &
   engineering..........    143,700    124,869     519,365    478,875     452,141
  Marketing.............    111,672    100,596     433,911    399,808     372,085
  General...............    115,861    103,611     428,505    422,327     410,344
  Interest expense......     25,504     19,735      95,316     79,862      90,508
  Unusual items.........         --         --          --    333,091          --
  Taxes on income.......    121,913     89,627     420,405   (140,957)    143,843
                         ---------- ---------- ----------- ----------  ----------
                          2,684,738  2,336,358  10,286,507  8,874,016   7,692,615
                         ---------- ---------- ----------- ----------  ----------
Net Income.............. $  378,327 $  279,753 $ 1,384,549 $  919,487  $  692,301
                         ========== ========== =========== ==========  ==========
Earnings per Share:
  Basic................. $     0.70 $     0.52 $      2.57 $     1.72  $     1.31
  Diluted...............       0.67       0.50        2.47       1.69        1.30
Average Shares
 Outstanding:
  Basic.................    542,728    537,413     539,330    534,298     528,711
  Assuming dilution.....    563,854    554,345     559,753    545,609     532,444


    The accompanying notes are an integral part of these pro forma financial statements.

      NOTES TO UNAUDITED ADJUSTED PRO FORMA COMBINED FINANCIAL STATEMENTS
                     (DOLLAR AMOUNTS STATED IN THOUSANDS)

BASIS OF PRESENTATION

  On June 19, 1998, Schlumberger and Camco jointly announced that a definitive agreement was entered into pursuant to which Schlumberger would acquire Camco. Under the terms of the agreement, Camco stockholders will receive 1.18 newly issued Schlumberger Common shares for each Camco share. The business combination will be accounted for using the pooling-of-interests method of accounting. There are no adjustments necessary to conform the accounting policies of Schlumberger and Camco.

PRO FORMA ADJUSTMENTS

  . The treasury stock of Camco ($26,427) has been offset against common stock in the pro forma balance Sheet.

  . The additional paid-in-capital of Camco ($527,322) has been added to common stock in the pro forma balance sheet.

PRO FORMA EARNINGS PER SHARE

  The pro forma basic average common shares outstanding have been computed by adjusting the historical average outstanding common shares of Schlumberger for the shares assumed to be issued in exchange for the outstanding Camco common shares.

  The pro forma average common shares outstanding assuming dilution have been computed by adjusting the historical average outstanding common and common equivalent shares of Schlumberger for the shares assumed to be issued in exchange for the outstanding Camco common shares and for the dilutive effect of common stock equivalents arising from the assumption of the Camco options.

                   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                        OWNERS AND MANAGEMENT OF CAMCO

  Principal Stockholders of Camco. The following table sets forth, as of June 30, 1998, the beneficial ownership of each person who is known by Camco to be the beneficial owner of more than five percent of the outstanding Camco Common Stock. Such information is based solely upon data provided to Camco by such persons.

                                BEFORE THE MERGER         AFTER THE MERGER
                               ----------------------   --------------------
                                SHARES OF                SHARES OF
                                  CAMCO                 SCHLUMBERGER
                               COMMON STOCK   PERCENT   COMMON STOCK PERCENT
                               BENEFICIALLY     OF      BENEFICIALLY   OF
       NAME AND ADDRESS           OWNED       CLASS (%)   OWNED(1)   CLASS (%)
       ----------------        ------------   -------   ------------ -------
FMR Corp......................  2,107,310(2)    5.5      2,486,625       *
  82 Devonshire
  Boston Massachusetts 02109
T. Rowe Price Associates,
 Inc..........................  2,076,900(3)    5.4      2,450,742       *
  100 East Pratt Street
  Baltimore, Maryland 21202
Dresdner RCM Global Investors
 LLC..........................  2,057,084(4)    5.4      2,427,359       *
  Four Embarcadero Center
  San Francisco, California
   94111

--------
 *  Less than 1%.
(1) Reflects the conversion of each share of Camco Common Stock beneficially owned by the listed persons into 1.18 shares of Schlumberger Common Stock pursuant to the Merger. Does not reflect any shares of Schlumberger Common Stock that may otherwise may be owned.
(2) Fidelity Management & Research Company ("Fidelity"), a wholly owned subsidiary of FMR Corp. ("FMR") and a registered investment adviser, is the beneficial owner of 2,107,310 shares of Camco Common Stock as a result of acting as investment advisor to various registered investment companies (the "Funds"). Edward C. Johnson 3d, the Chairman and principal stockholder of FMR, FMR, through its control of Fidelity, and the Funds each have sole power to dispose of the 2,107,310 shares of Camco Common Stock owned by the Funds; however, sole power to vote the shares owned by the Funds resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Board of Trustees. Members of Mr. Johnson's family and trusts for their benefit are the predominant owners of Class B shares of common stock of FMR. Mr. Johnson owns 12.0% and Abigail P. Johnson, Mr. Johnson's wife and a Director of FMR, owns 24.5% of the voting stock of FMR. The Johnson family and all other Class B shareholders have entered into a shareholders' agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR.
(3) The shares owned by various individual and institutional investors which
    T. Rowe Price Associates, Inc. serves as investment advisor with power to direct investments and/or sole power to vote the shares. For purposes of the reporting requirements of the Exchange Act, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.
(4) Dresdner RCM Global Investors LLC ("Dresdner RCM"), a wholly owned subsidiary of Dresdner Bank AG ("Dresdner"), is a registered investment advisor and the beneficial owner of 2,057,084 shares of Camco Common Stock. RCM Limited L.P. ("RCM Limited") is the Managing Agent of Dresdner RCM, and RCM General Corporation ("RCM General") is the General Partner of RCM Limited. Each of Dresdner, RCM Limited and RCM General may be deemed to have beneficial ownership of all shares that are beneficially owned by Dresdner RCM. Of the 2,057,084 shares of Camco Common Stock beneficially owned by Dresdner RCM, Dresdner, Dresdner RCM, RCM Limited and RCM General have the sole voting power with respect to 1,404,009 of such shares of Camco Common Stock, sole dispositive power with respect to 2,029,144 of such shares of Camco Common Stock and shared dispositive power with respect to 26,700 of such shares of Camco Common Stock. Additionally, Dresdner has sole power to dispose of and vote 1,240 of such shares of Camco Common Stock.

  Camco Management. The following table sets forth, as of June 30, 1998, the beneficial ownership of Camco Common Stock by each current director of Camco, the most highly compensated executive officers of Camco for the last fiscal year and all current directors and executive officers of the Camco as a group. Except as footnoted, each named individual has sole voting and investment power over the shares listed opposite that individual's name.

                                   BEFORE THE MERGER        AFTER THE MERGER
                                  ---------------------   --------------------
                                   SHARES OF               SHARES OF
                                     CAMCO                SCHLUMBERGER
                                  COMMON STOCK  PERCENT   COMMON STOCK PERCENT
                                  BENEFICIALLY    OF      BENEFICIALLY   OF
              NAME                  OWNED(1)    CLASS (%)   OWNED(2)   CLASS (%)
              ----                ------------  -------   ------------ -------
William J. Johnson...............    19,315         *         28,691       *
T. Don Stacy.....................     4,300         *         12,979       *
Gilbert H. Tausch................    21,998         *         31,859       *
William A. Krause................    15,165         *         25,762       *
Lester Varn, Jr..................   306,221(3)      *        369,246       *
Robert L. Howard.................    14,333         *         26,745       *
Charles P. Siess, Jr.............    16,333         *         29,105       *
Merle C. Muckleroy...............    34,387         *         82,812       *
Robert J. Caldwell...............    41,518         *         91,374       *
Herbert S. Yates.................    21,528         *         74,036       *
Stephen D. Smith.................    25,610         *         63,260       *
All Directors and Executive
 Officers as a Group (15
 persons)........................   743,471       2.0      1,186,139       *

--------
 *  Less than 1%.
(1) Beneficial ownership by a person includes both outstanding shares of Common Stock owned and shares of Camco Common Stock which such person has a right to acquire within 60 days upon the exercise of outstanding options. Except for Mr. Varn, directors and executive officers have sole voting and investment power with respect to the shares they own. Includes 20,709, 15,417, 3,750, 10,500 and 257,059 shares of Camco Common Stock beneficially owned by Messrs. Muckleroy, Caldwell, Yates, Smith and all directors and executive officers of Camco as a group, respectively, pursuant to outstanding options that are exercisable within 60 days.
(2) Reflects the conversion of each share of Camco Common Stock beneficially owned by the listed persons into 1.18 shares of Schlumberger Common Stock. See "The Merger and Related Transactions--Interests of Certain Persons in the Merger" for information with respect to the vesting of stock options and restricted stock awards as a result of the Merger.
(3) All of such shares of Camco Common Stock are held by a family limited partnership and may be deemed to be indirectly beneficially owned by Mr. Varn as a limited partner; provided, however, Mr. Varn has sole voting power only with respect to 98,727 shares of Camco Common Stock and shared voting power with respect to 97,092 shares of Camco Common Stock.

                   DESCRIPTION OF SCHLUMBERGER CAPITAL STOCK

AUTHORIZED, ISSUED AND TREASURY SHARES

  Schlumberger is authorized to issue 1,000,000,000 shares of Common Stock, par value $0.01 per share ("Common Stock"), of which 619,146,659 shares were issued; 499,065,313 shares were outstanding; and 120,081,346 shares were held by Schlumberger as treasury stock on June 30, 1998. In addition, Schlumberger is authorized to issue, subject to certain limitations with respect to voting rights, liquidation and dividend preferences, 200,000,000 shares of cumulative preferred stock, par value $0.01 per share (the "Preferred Stock"), which may be issued in one or more separate series. If issued, the Preferred Stock may contain provisions allowing it to be converted into Common Stock under terms and conditions specified by the Board of Directors of Schlumberger. No shares of Preferred Stock have been issued as of the date of this Prospectus/Proxy Statement.

DIVIDEND RIGHTS

  All outstanding shares of Schlumberger Common Stock (i.e., shares not held by Schlumberger and its subsidiaries), are entitled to participate equally and receive dividends which may be paid out of available profits of the preceding fiscal year or years. All accumulated and unpaid dividends payable on Preferred Stock (if issued and outstanding) must be paid prior to the payment of any dividends on Common Stock. The amount of dividends payable with respect to any fiscal year is determined by the stockholders at the annual general meeting held within nine months of such fiscal year following such fiscal year, except that the Board of Directors may declare interim dividends.

VOTING RIGHTS

  Each holder of shares of Common Stock is entitled to one vote for each share registered in such holder's name. Voting rights may be exercised in person or by proxy. No action to amend the Deed of Incorporation or to sell all or substantially all of Schlumberger's assets or to dissolve Schlumberger can be taken except upon the authorization of the holders of at least a majority of the outstanding shares eligible to vote. In addition, holders of Preferred Stock (if issued and outstanding) would have additional rights to vote as a class on certain amendments to Schlumberger's Deed of Incorporation that would adversely affect the Preferred Stock. Any other action requiring the approval of the stockholders may be authorized by a majority of the votes cast at any meeting at which a quorum is present, except that, if a quorum is not present at any meeting, a second meeting may be called, to be held within two months, at which second meeting, despite the absence of a quorum, valid resolutions may be adopted with respect to any matter stated in the notice of the original meeting and of the second meeting. A quorum consists of not less than 50% of the shares outstanding and eligible to vote.

  The Board of Directors of Schlumberger is authorized to effect reorganizations or rearrangements of the corporate structure of Schlumberger or its subsidiaries without the vote of stockholders if such reorganization or rearrangement does not result in any diminution of the beneficial interest of the stockholders in the assets of Schlumberger. The Board of Directors may change Schlumberger's corporate domicile from the Netherlands Antilles to another jurisdiction without the necessity of any stockholder action or approval.

PREEMPTIVE AND OTHER RIGHTS

  The shares of Common Stock do not carry any preemptive or conversion rights, and there are no redemption provisions with respect to the Common Stock. The shares of Preferred Stock (if issued and outstanding) would not carry any preemptive rights, but the Board of Directors could specify conversion rights, redemption provisions and (within limits) liquidation preferences with respect to one or more series of Preferred Stock. Schlumberger may for its own account purchase shares of Common Stock so long as at least one-fifth of the authorized capital stock of Schlumberger remains outstanding with holders other than Schlumberger. In the event of liquidation, each share of Common Stock is entitled to equal rights after satisfaction of any Preferred Stock liquidation preference.

  Upon delivery pursuant to the terms of the Merger Agreement, the shares of Schlumberger Common Stock deliverable to the holders of Camco Common Stock will be fully paid and non-assessable.

LISTING; TRANSFER AGENTS AND REGISTRARS

  Schlumberger Common Stock is listed for trading on the New York, London, Paris, Amsterdam and Swiss stock exchanges. The Transfer Agent and Registrar for the Common Stock is Boston EquiServe LP, Boston, Massachusetts.

COMPARATIVE RIGHTS OF SCHLUMBERGER AND CAMCO STOCKHOLDERS

  General. As a result of the Merger, holders of Camco Common Stock will become stockholders of Schlumberger, and the rights of the former stockholders of Camco will thereafter be governed by the Schlumberger Deed of Incorporation, as amended, the Schlumberger Bylaws and the Commercial Code of the Netherlands Antilles ("Netherlands Antilles Law"). The rights of Camco stockholders are currently governed by the Camco Certificate of Incorporation, the Camco Bylaws and the Delaware General Corporation Law ("Delaware Law"). The following summarizes certain differences between the rights of Camco stockholders and the rights of Schlumberger stockholders.

  Stockholder Meetings. Pursuant to the Bylaws of Schlumberger, all annual general meetings of stockholders are required to be held in Curacao and, pursuant to Netherlands Antilles Law, a general stockholder meeting is required to be held within nine months of the fiscal year end of Schlumberger, which is December 31. Camco's bylaws provide that general meetings of stockholders can be held wherever Camco's board of directors dictates and, pursuant to Delaware Law, a stockholder meeting must be held no more than 13 months from the date of the last stockholder meeting. Under the Schlumberger Deed of Incorporation, special meetings of stockholders may be called at any time by the Chairman, the President, a majority of the Board of Directors or the holders of a majority of the outstanding shares of Schlumberger voting stock. Camco's bylaws provide that special meetings of stockholders may be called only by the Chairman or a majority of the directors.

  Stockholder Action By Written Consent. Camco's Certificate of Incorporation specifically denies stockholders the right to act by unanimous written consent. Schlumberger's Deed of Incorporation provides that stockholders may act by written consent provided that holders of no less than an absolute majority of the outstanding voting stock of Schlumberger so act (or such higher percentage as is required by Netherlands Antilles Law or Schlumberger's Deed of Incorporation. Each stockholder of Schlumberger is entitled to written notice of any action proposed to be taken by written consent.

  Board of Directors. Under Schlumberger's Deed of Incorporation, Schlumberger's entire Board of Directors stands for reelection each year. Under Camco's Certificate of Incorporation, Camco's board of directors is divided into three classes, only one of which stands for reelection each year. The number of directors on Schlumberger's board is set at between five and 24 by Schlumberger's Deed of Incorporation. The number of directors on Camco's board of directors is set by the board. Schlumberger's Deed of Incorporation and Netherlands Antilles Law provide that a director may be removed at any general meeting of stockholders by a majority vote of the votes cast at that meeting. Camco's Certificate of Incorporation provides that a director may be removed only for cause by holders of a majority of shares entitled to vote on election of directors.

  Certain Transactions. Under Camco's Certificate of Incorporation, a vote of 80% or more of the outstanding voting stock of Camco is necessary to amend Camco's Certificate of Incorporation to permit cumulative voting, change the composition of the board of directors, permit stockholders to act by written consent, add to directors' liability by reducing their rights to indemnification, or change directors' authority to fix the terms or designations of Preferred Stock. Schlumberger's Deed of Incorporation and Bylaws require no such supermajority vote, so a vote of a majority of the outstanding voting stock will suffice to approve such transactions. Camco's bylaws may be amended by either an 80% stockholder vote or the vote of a majority of the board of directors. Schlumberger's Bylaws may be amended only by the vote of a majority of the board of directors.

  Financial Statements; Dividends. Under Netherlands Antilles Law and the Schlumberger Deed of Incorporation, Schlumberger is required to present its financial statements and proposed dividends to its stockholders for approval and adoption. Camco is not required to seek such approval.

  Special Vote Required for Certain Combinations with Interested Stockholders. Delaware Law prohibits a corporation, including Camco, from engaging in a "business combination" (as hereinafter defined) with an "interested stockholder" (defined generally to mean a person who, together with his affiliates owns, or if the person is an affiliate of the corporation did own within the last three years, 15% or more of the outstanding voting stock of the corporation) for a period of three years after the time of the transaction in which the person became an interested stockholder, unless (i) prior to the time of the business combination, the board of directors of the corporation approved the business combination or the transaction in which the stockholder became an interested stockholder, (ii) as a result of the business combination, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced or (iii) on or subsequent to the date of the business combination, the board of directors and the holders of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder approve the business combination. Delaware Law defines a "business combination" generally as: (i) a merger or consolidation with the interested stockholder or with any other corporation if the merger or consolidation is caused by the interested stockholder; (ii) a sale or other disposition to or with an interested stockholder of assets with an aggregate market value greater than or equal to 10% or more of either the aggregate market value of all assets of the corporation or the aggregate market value of all of the outstanding stock of the corporation; (iii) with certain exceptions, any transaction resulting in the issuance or transfer by the corporation or any majority owned subsidiary of any stock of the corporation or such subsidiary to the interested stockholder; (iv) any transaction involving the corporation or a majority-owned subsidiary that has the effect of increasing the proportionate share of the stock of the corporation or any such subsidiary owned by the interested stockholder; or (v) any receipt of the interested stockholder of the benefit of any loans or other financial benefits provided by the corporation or any majority-owned subsidiary.

  Schlumberger is not subject to such a provision.

  Camco Common Stock Purchase Rights. Camco has adopted a Rights Plan, as amended (the "Rights Plan") which provided for the distribution by Camco of one common share purchase right (a "Right") for each outstanding share of Camco Common Stock to holders of record of Camco Common Stock at the close of business on December 26, 1994, and for the issuance of one Right for each share of Camco Common Stock thereafter issued prior to the earliest of the date the Rights first become exercisable, the date of redemption of the Rights or December 15, 2004 (the expiration date of the Rights). Until such time as the Rights become exercisable, the Rights are evidenced by the certificates representing the shares of Camco Common Stock with respect to which the Rights were issued and may be traded only with such shares.

  The Rights become exercisable on the earlier of (i) ten business days after a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person"), which term does not include Camco, any subsidiary of Camco, any employee benefit plan of Camco or Camco's subsidiaries, or any entity holding Camco Common Stock for or pursuant to any such plan, has acquired beneficial ownership of 15% or more of the Camco Common Stock or (ii) ten business days after the commencement of, or the first public announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in beneficial ownership by a person or group (excluding Camco, any subsidiary of Camco, any employee benefit plan of Camco or of its subsidiaries, and any entity holding Camco Common Stock for or pursuant to any such plan) of 15% or more of the Camco Common Stock outstanding (the earlier of such dates being called the "Distribution Date").

  In the event, following the first date of public announcement by Camco or an Acquiring Person, that an Acquiring Person has become such (the "Shares Acquisition Date"), Camco is, in effect, acquired in a merger or other business combination transaction or more than 50% of its consolidated assets or earning power is sold, proper provision will be made so that each holder of a Right, other than Rights that were or are beneficially owned by the Acquiring Person, will thereafter have the right to receive, upon the exercise thereof at a price (the "Purchase Price") of $250, subject to adjustment, that number of shares of common stock of the Acquiring Person equal to the result obtained by dividing (i) the then current Purchase Price multiplied by the number of shares of Camco Common Stock for which a Right is then exercisable by (ii) 50% of the market price per share of common stock of the Acquiring Person at the time of such transaction. In the event any person becomes an Acquiring Person, proper provision is required to be made so that each holder of a Right, other than Rights that were or are beneficially owned by the Acquiring Person, which Rights will thereafter be null and void and the holder thereof shall have no rights with respect to such Rights, will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price a number of shares of Camco Common Stock equal to the result obtained by dividing the then current Purchase Price by 50% of the market price per share of Camco Common Stock at the date such person became an Acquiring Person. Under certain circumstances, other securities, property, cash or combinations thereof, including a combination with shares of Camco Common Stock, that are equal in value to the number of shares of Camco Common Stock for which the Right is exercisable may be issued in lieu of shares of Camco Common Stock for which the Right is exercisable.

  At any time prior to the close of business on the tenth business day after the Shares Acquisition Date, Camco may redeem the Rights in whole, but not in part, at a price of $.02 per Right, which may be paid in cash, with shares of Camco Common Stock or other consideration deemed appropriate by the Board of Directors of Camco.

  Camco has amended the Rights Plan so that it does not apply to the Merger with Schlumberger. Schlumberger has no such rights plan.

                                 LEGAL MATTERS

  The validity of the shares of Schlumberger Common Stock to be issued in connection with the Merger will be passed on by David S. Browning, Esq., General Counsel and Secretary of Schlumberger. Certain tax consequences of the Merger will be passed on for Schlumberger by Baker & Botts, L.L.P., Houston, Texas, and for Camco by Fulbright & Jaworski L.L.P., Houston, Texas.

                                    EXPERTS

  The financial statements of Schlumberger incorporated in this Proxy Statement/Prospectus by reference to the Schlumberger Annual Report on Form 10-K for the year ended December 31, 1997, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

  Camco's consolidated financial statements as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, incorporated by reference in this Proxy Statement/Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance on the authority of said firm as experts in accounting and auditing in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

  Schlumberger and Camco are each subject to the informational requirements of the Exchange Act and in accordance therewith file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any reports, statements or other information Schlumberger and Camco file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, Seven World Trade Center, New York, New York 10048 and 500 West Madison, 14th Floor, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0300 for further information on the public reference rooms. Schlumberger and Camco SEC filings also are available to the public from commercial document retrieval services and at the world wide web site maintained by the SEC at http://www.sec.gov. You may also inspect such reports, proxy statements and other information concerning Schlumberger and Camco at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which exchange the Schlumberger Common Stock and the Camco Common Stock are listed. In addition, you may be able to inspect such reports, proxy statements and other information concerning Schlumberger at the offices of the London, Paris, Amsterdam and Swiss stock exchanges, on which exchanges Schlumberger Common Stock is also listed.

  Schlumberger will file the Schlumberger Registration Statement on Form S-4 with the SEC to register the Schlumberger Common Stock to be issued in the Merger. This Proxy Statement/Prospectus will be a part of the Schlumberger Registration Statement and will constitute a prospectus of Schlumberger in addition to being a proxy statement of Camco for the Special Meeting.

  As allowed by SEC rules, this Proxy Statement/Prospectus does not contain all the information you can find in the Schlumberger Registration Statement or the exhibits to the Schlumberger Registration Statement.

  The SEC allows Schlumberger and Camco to "incorporate by reference" information into this Proxy Statement/Prospectus, which means that Schlumberger and Camco can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Proxy Statement/Prospectus, except for any information superseded by information in this Proxy Statement/Prospectus. This Proxy Statement/Prospectus incorporates by reference the documents set forth below that Schlumberger or Camco previously filed with the SEC. These documents contain important information about Schlumberger or Camco, as applicable.

  The following documents filed by Schlumberger with the SEC (File No. 001-04601) are incorporated herein by this reference:

    . Schlumberger's Annual Report on Form 10-K for the year ended December 31, 1997;

    . Schlumberger's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998; and

    .  Schlumberger's Current Report on Form 8-K dated June 18, 1998.

  The following documents filed by Camco with the SEC (File No. 001-12470) are incorporated herein by this reference:

    .  Camco's Annual Report on Form 10-K for the year ended December 31,
       1997;

    .  Camco's Quarterly Report on Form 10-Q for the quarter ended March 31,
       1998;

    .  Camco's Current Report on Form 8-K dated May 11, 1998;

    .  Camco's Current Report on Form 8-K dated June 18, 1998; and

    . The description of Schlumberger Common Stock which is contained in a Registration Statement on Form 20 dated January 8, 1962, filed under the Exchange Act of 1934, as amended (the "Exchange Act"), including any amendment or report filed for the purpose of updating such description.

  Schlumberger and Camco also are incorporating by reference all additional documents that either files with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this Proxy
Statement/Prospectus and the date of the Special Meeting.

  If you are a stockholder of Schlumberger or Camco, you may have already received some of the documents incorporated by reference, but you can obtain any of them from Schlumberger or Camco, as applicable, or the SEC. Documents incorporated by reference are available from Schlumberger or Camco, as applicable, without charge, excluding exhibits unless those exhibits are specifically incorporated by reference as an exhibit in this Proxy Statement/Prospectus. Stockholders may obtain documents that are referred to or that are incorporated by reference in this Proxy Statement/Prospectus by requesting them in writing or by telephone at the following addresses:

      If from Schlumberger                      If from Camco
      Schlumberger Limited                      Camco International
      277 Park Avenue                           Inc.
      New York, New York,                       7030 Ardmore
      10172                                     Houston, Texas 77054
      Attn: Investor                            Attn: Investor
      Relations                                 Relations
      Tel: (212) 350-9400                       Tel: (713) 747-4000

  If you would like to request documents, please do so by August 24, 1998 to receive them before the Special Meeting.

  YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH DECIDING YOUR VOTE UPON THE ADOPTION AND APPROVAL OF THE MERGER AGREEMENT AND THE MERGER. NEITHER SCHLUMBERGER NOR CAMCO HAS AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS. THIS PROXY STATEMENT/PROSPECTUS IS DATED JULY 27, 1998. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/ PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN SUCH DATE, AND NEITHER THE MAILING OF THIS PROXY STATEMENT/PROSPECTUS TO STOCKHOLDERS NOR THE ISSUANCE OF SCHLUMBERGER COMMON STOCK IN THE MERGER SHALL CREATE ANY IMPLICATION TO THE CONTRARY.

                                                                         ANNEX A

                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                      SCHLUMBERGER TECHNOLOGY CORPORATION,

                             SCHLUMBERGER OFS, INC.

                                      AND

                            CAMCO INTERNATIONAL INC.

                           DATED AS OF JUNE 18, 1998

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----

                                   ARTICLE I

                                   The Merger

 1.1 The Merger; Effective Time of the Merger............................  A-1
 1.2 Closing.............................................................  A-1
 1.3 Effects of the Merger...............................................  A-1

                                   ARTICLE II

                   Effect Of The Merger On The Capital Stock
           Of The Constituent Corporations; Exchange Of Certificates

 2.1 Effect on Capital Stock.............................................  A-2
     (a) Stock of Sub....................................................  A-2
     (b) Cancellation of Treasury Stock and Related Party Stock..........  A-2
     (c) Exchange Ratio for Camco Common Stock...........................  A-2
     (d) Conversion of Stock Options.....................................  A-2
     (e) Adjustment of Conversion Number.................................  A-3
 2.2 Exchange of Certificates............................................  A-3
     (a) Exchange Agent..................................................  A-3
     (b) Exchange Procedures.............................................  A-3
     (c) Distributions with Respect to Shares Prior to Exchange of
     Certificates........................................................  A-3
     (d) No Further Ownership Rights in Camco Common Stock...............  A-4
     (e) No Fractional Shares............................................  A-4
     (f) Termination of Exchange Fund....................................  A-4
     (g) No Liability....................................................  A-4

                                  ARTICLE III

                         Representations And Warranties

 3.1 Representations and Warranties of Camco.............................  A-5
     (a) Organization, Standing and Power................................  A-5
     (b) Capital Structure...............................................  A-5
     (c) Authority; No Violations; Consents and Approvals................  A-6
     (d) SEC Documents...................................................  A-7
     (e) Information Supplied............................................  A-8
     (f) Absence of Certain Changes or Events............................  A-8
     (g) No Undisclosed Material Liabilities.............................  A-8
     (h) No Default......................................................  A-8
     (i) Compliance with Applicable Laws.................................  A-9
     (j) Litigation......................................................  A-9
     (k) Taxes...........................................................  A-9
     (l) Employee Matters; ERISA.........................................  A-10
     (m) Labor Matters...................................................  A-12
     (n) Intangible Property.............................................  A-13
     (o) Environmental Matters...........................................  A-13
     (p) Opinion of Financial Advisor....................................  A-14
     (q) State Takeover Statutes; Vote Required..........................  A-14
     (r) Accounting Matters..............................................  A-15
     (s) Beneficial Ownership of Schlumberger Common Stock...............  A-15

                                                                            PAGE
                                                                            ----
      (t) Insurance.......................................................  A-15
      (u) Brokers.........................................................  A-15
      (v) Material Contracts and Agreements...............................  A-15
      (w) Title to Properties.............................................  A-15
      (x) Amendment to the Camco Rights Agreement.........................  A-15
 3.2  Representations and Warranties of STC and Sub.......................  A-16
      (a) Organization, Standing and Power................................  A-16
      (b) Capital Structure...............................................  A-16
      (c) Authority; No Violations, Consents and Approvals................  A-16
      (d) Litigation......................................................  A-17
      (e) Accounting Matters..............................................  A-17
      (f) Beneficial Ownership of Camco Common Stock......................  A-17
      (g) Transaction Agreement...........................................  A-17
      (h) No Other Consideration for Camco Common Stock...................  A-17

                                   ARTICLE IV

               Covenants Relating To Conduct Of Business Of Camco

 4.1  Conduct of Business by Camco Pending the Merger.....................  A-18
      (a) Ordinary Course.................................................  A-18
      (b) Dividends; Changes in Stock.....................................  A-18
      (c) Issuance of Securities..........................................  A-18
      (d) Governing Documents.............................................  A-18
      (e) No Acquisitions.................................................  A-18
      (f) No Dispositions.................................................  A-18
      (g) No Dissolution, Etc.............................................  A-19
      (h) Certain Employee Matters........................................  A-19
      (i) Indebtedness; Leases; Capital Expenditures......................  A-19
      (j) Taxes...........................................................  A-20
      (k) Accounting......................................................  A-20
 4.2  No Solicitation.....................................................  A-20
 4.3  Pooling of Interests................................................  A-21

                                   ARTICLE V

                             Additional Agreements

 5.1  Access to Information...............................................  A-21
 5.2  Camco Stockholders' Meeting.........................................  A-21
 5.3  Legal Conditions to Merger..........................................  A-22
 5.4  Agreements of Others................................................  A-23
 5.5  Stock Options.......................................................  A-23
 5.6  Indemnification; Directors' and Officers' Insurance.................  A-23
 5.7  Agreement to Defend.................................................  A-24
 5.8  Accounting Matters..................................................  A-24
 5.9  Public Announcements................................................  A-24
 5.10 Other Actions.......................................................  A-24
 5.11 Advice of Changes; SEC Filings......................................  A-24
 5.12 Reorganization......................................................  A-24
 5.13 Delivery of Schlumberger Common Stock...............................  A-25
 5.14 Employee Matters....................................................  A-25
      (a) Employment......................................................  A-25
      (b) Benefits Accrued at the Effective Time..........................  A-25

                                                                           PAGE
                                                                           ----
      (c) General Agreement as to Employee Benefit Coverage after the
      Effective Time.....................................................  A-25
      (d) Specific Agreements as to Employee Benefit Coverage after the
      Effective Time.....................................................  A-26
      (e) Vacation.......................................................  A-27
      (f) Retention Bonus Program........................................  A-28
      (g) Collective Bargaining Exception................................  A-28
      (h) Transferred Employees..........................................  A-28

                                   ARTICLE VI

                              Conditions Precedent

 6.1  Conditions to Each Party's Obligation to Effect the Merger.........  A-28
      (a) Camco Stockholder Approval.....................................  A-28
      (b) NYSE Listing...................................................  A-28
      (c) Other Approvals................................................  A-28
      (d) S-4............................................................  A-29
      (e) No Injunctions or Restraints...................................  A-29
      (f) Pooling Accounting.............................................  A-29
 6.2  Conditions of Obligations of STC and Sub...........................  A-29
      (a) Representations and Warranties.................................  A-29
      (b) Performance of Obligations of Camco............................  A-29
      (c) Letters from Camco Directors and Executive Officers............  A-29
      (d) Certifications and Opinion.....................................  A-29
      (e) Tax Opinion....................................................  A-30
      (f) Transaction Agreement..........................................  A-30
 6.3  Conditions of Obligations of Camco.................................  A-30
      (a) Representations and Warranties.................................  A-30
      (b) Performance of Obligations of STC and Sub......................  A-30
      (c) Certifications and Opinion.....................................  A-31
      (d) Tax Opinion....................................................  A-31
      (e) Fairness Opinion...............................................  A-31
      (f) Transaction Agreement..........................................  A-31

                                  ARTICLE VII

                           Termination And Amendment

 7.1  Termination........................................................  A-32
 7.2  Effect of Termination..............................................  A-33
 7.3  Amendment..........................................................  A-33
 7.4  Extension; Waiver..................................................  A-33

                                  ARTICLE VIII

                               General Provisions

 8.1  Payment of Expenses................................................  A-33
 8.2  Nonsurvival of Representations, Warranties and Agreements..........  A-33
 8.3  Knowledge..........................................................  A-34
 8.4  Notices............................................................  A-34
 8.5  Interpretation.....................................................  A-34
 8.6  Counterparts.......................................................  A-34
 8.7  Entire Agreement; No Third-Party Beneficiaries.....................  A-35
 8.8  Governing Law......................................................  A-35
 8.9  No Remedy in Certain Circumstances.................................  A-35
 8.10 Assignment.........................................................  A-35
 8.11 Enforcement of the Agreement.......................................  A-35

                           GLOSSARY OF DEFINED TERMS

DEFINED TERM                                                  DEFINED IN SECTION
------------                                                  ------------------
Acquisition Proposal......................................... 4.2(a)
AICPA........................................................ Recitals
Camco........................................................ Preamble
Camco Beneficiary............................................ 3.1(l)(i)
Camco Benefit Plans.......................................... 3.1(l)(i)
Camco Common Stock........................................... 2.1
Camco Disclosure Letter...................................... 3.1
Camco ERISA Affiliate........................................ 3.1(l)(ii)
Camco Intangible Property.................................... 3.1(n)
Camco Litigation............................................. 3.1(j)
Camco Order.................................................. 3.1(j)
Camco Permits................................................ 3.1(i)
Camco Preferred Stock........................................ 3.1(b)
Camco Representatives........................................ 4.2
Camco Retirees............................................... 5.14
Camco Right.................................................. 3.1(b)
Camco SEC Documents.......................................... 3.1(d)
Camco Stock Option........................................... 5.5
Camco Stock Plans............................................ 3.1(b)
CERCLA....................................................... 3.1(o)(A)
Certificate of Merger........................................ 1.1
Certificates................................................. 2.2(b)
Closing...................................................... 1.1
Closing Date................................................. 1.2
Code......................................................... Recitals
Confidentiality Agreements................................... 5.1
Constituent Corporations..................................... 1.3(a)
Continuing Employees......................................... 5.14
Conversion Number............................................ 2.1(c)
Current Balance Sheet........................................ 3.1(k)
DGCL......................................................... 1.1
Effective Time............................................... 1.1
Environmental Law............................................ 3.1(o)
ERISA........................................................ 3.1(l)(i)
Exchange Act................................................. 3.1(c)(iii)
Exchange Agent............................................... 2.2(a)
Exchange Fund................................................ 2.2(a)
FASB......................................................... Recitals
Fractional Dividends......................................... 2.2(e)
GAAP......................................................... 3.1(d)
Governmental Entity.......................................... 3.1(c)(iii)
Hazardous Material........................................... 3.1(o)(B)
HSR Act...................................................... 3.1(c)(iii)
Indemnified Liabilities...................................... 5.6
Indemnified Parties.......................................... 5.6
Injunction................................................... 6.1(e)
IRS.......................................................... 3.1(k)(ii)
Knowledge.................................................... 8.3

DEFINED TERM                                                  DEFINED IN SECTION
------------                                                  ------------------
Material Adverse Effect...................................... 3.1(a)
Merger....................................................... Recitals
Merger Agreement............................................. Preamble
Notice of Superior Proposal.................................. 4.2(b)
NYSE......................................................... 3.2(c)(iii)
OSHA......................................................... 3.1(o)(A)
Pension Benefit Guaranty Corporation......................... 3.1(l)(iv)
Proxy Statement.............................................. 3.1(c)(iii)
Release...................................................... 3.1(o)(C)
Remedial Action.............................................. 3.1(o)(D)
Returns...................................................... 3.1(k)(i)
Rights Agreement............................................. 3.1(b)
S-4.......................................................... 3.1(e)
Schlumberger................................................. Recitals
Schlumberger Common Stock.................................... 2.1(c)
SEC.......................................................... Recitals
Securities Act............................................... 3.1(d)
Significant Subsidiary....................................... 4.1(g)
STC.......................................................... Preamble
STC Affiliated Group......................................... 2.2(a)
STC Disclosure Letter........................................ 3.2
STC Group.................................................... 5.14
STC Litigation............................................... 3.2(d)
Superior Proposal............................................ 4.2(c)
Surviving Corporation........................................ 1.3(a)
Sub.......................................................... Preamble
Subsidiary................................................... 2.1(b)
Taxes........................................................ 3.1(k)
Termination Fee.............................................. 7.2(b)
Transaction Agreement........................................ 6.2(f)
Voting Debt.................................................. 3.1(b)

                         AGREEMENT AND PLAN OF MERGER

  AGREEMENT AND PLAN OF MERGER, dated as of June 18, 1998 (this "Merger Agreement"), among Schlumberger Technology Corporation, a Texas corporation ("STC"), Schlumberger OFS, Inc., a Delaware corporation and a wholly owned subsidiary of STC ("Sub"), and Camco International Inc., a Delaware corporation ("Camco").

  WHEREAS, the Boards of Directors of STC, Sub and Camco have each approved the merger of Sub with and into Camco (the "Merger") upon the terms and subject to the conditions of this Merger Agreement, thus enabling STC to acquire all of the stock of Camco solely in exchange for voting stock of Schlumberger Limited, a Netherlands Antilles corporation and the parent of STC ("Schlumberger");

  WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended (the "Code");

  WHEREAS, for accounting purposes, it is intended that the Merger shall be accounted for as a pooling of interests under the requirements of Opinion No. 16, Business Combinations, of the Accounting Principles Board of the American Institute of Certified Public Accountants (the "AICPA"), as amended by Statements of Financial Accounting Standards Board (the "FASB"), and the related interpretations of the AICPA, FASB, the Emerging Issues Task Force, and the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC"); and

  WHEREAS, STC, Sub and Camco desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

  NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, the parties agree as follows:

                                   ARTICLE I

                                  The Merger

  1.1 The Merger; Effective Time of the Merger. Upon the terms and conditions of this Merger Agreement and in accordance with the Delaware General Corporation Law (the "DGCL"), Sub shall be merged with and into Camco at the Effective Time (as hereinafter defined). The Merger shall become effective immediately when a certificate of merger (the "Certificate of Merger"), prepared and executed in accordance with the relevant provisions of the DGCL is duly filed with the Secretary of State of the State of Delaware or, if agreed to by the parties, at such time thereafter as is provided in the Certificate of Merger (the "Effective Time"). The filing of the Certificate of Merger shall be made as soon as practicable after the closing of the Merger (the "Closing").

  1.2 Closing. The Closing shall take place at 10:00 a.m. on a date to be specified by the parties, which shall be no later than the second business day after satisfaction (or waiver in accordance with this Merger Agreement) of the latest to occur of the conditions set forth in Article VI (the "Closing Date"), at the offices of Baker & Botts, L.L.P., 910 Louisiana, Houston, Texas, unless another date or place is agreed to in writing by the parties.

  1.3 Effects of the Merger.

  (a) At the Effective Time: (i) Sub shall be merged with and into Camco, the separate existence of Sub shall cease and Camco shall continue as the surviving corporation (Sub and Camco are sometimes referred to herein as the "Constituent Corporations" and Camco is sometimes referred to herein as the "Surviving Corporation") and the merger shall have such effects as are set forth in Section 259 of the DGCL; (ii) the Certificate of Incorporation of Camco shall be amended to change Camco's authorized shares of capital stock to 1,000 shares, par value $.001 per share, of common stock, and so amended shall be the Certificate of Incorporation of the

Surviving Corporation; and (iii) the Bylaws of Camco as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation.

  (b) The directors and officers of Sub at the Effective Time shall, from and after the Effective Time, be the directors and officers of the Surviving Corporation and shall serve until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and Bylaws.

                                  ARTICLE II

  Effect of the Merger on the Capital Stock of the Constituent Corporations;
                           Exchange of Certificates

  2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of common stock, par value $0.01 per share, of Camco ("Camco Common Stock") or capital stock of Sub:

    (a) Stock of Sub Stock of Sub. Each share of common stock, par value $1.00 per share, of Sub issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock, par value $.001 per share, of the Surviving Corporation, and the stock of the Surviving Corporation issued on that conversion will constitute all of the issued and outstanding shares of capital stock of the Surviving Corporation.

    (b) Cancellation of Treasury Stock and Related Party Stock. Each share of Camco Common Stock and all other shares of capital stock of Camco that are owned by Camco as treasury stock and any shares of Camco Common Stock and all other shares of capital stock of Camco owned in any case by STC, any entity controlling STC or any wholly owned Subsidiary (as hereinafter defined) of such entities or by any wholly owned Subsidiary of Camco shall be canceled and retired and shall cease to exist and no Schlumberger Common Stock or cash in lieu of fractional shares shall be delivered or deliverable in exchange therefor. As used in this Merger Agreement, the word "Subsidiary" means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which: (i) such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which are held by such party or any Subsidiary of such party that do not have a majority of the voting interest in such partnership); or (ii) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and any one or more of its Subsidiaries.

    (c) Exchange Ratio for Camco Common Stock. Subject to the provisions of
  Section 2.2(e) hereof, each share of Camco Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 2.1(b)) shall, at the Effective Time and without the requirement of any action by the holder thereof, be exchanged for and converted into 1.18 (the "Conversion Number") shares of voting common stock, par value $.01 per share, of Schlumberger ("Schlumberger Common Stock") to be delivered by Sub pursuant to the Merger. All references in this Merger Agreement to the Camco Common Stock to be received pursuant to the Merger shall be deemed to include the Camco Stock Purchase Rights. All such shares of Camco Common Stock, when so exchanged and converted, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive a certificate for the shares of Schlumberger Common Stock and cash in lieu of fractional shares of Schlumberger Common Stock as contemplated by Section 2.2(e), upon the surrender of such certificate for shares of Camco Common Stock in accordance with Section 2.2, without interest.

    (d) Conversion of Stock Options. Each outstanding Camco Stock Option (as defined in Section 5.5) shall be converted as provided in Section 5.5.

    (e) Adjustment of Conversion Number. If, subsequent to the date of this Agreement but prior to the Effective Time, the number of shares of Schlumberger Common Stock issued and outstanding is changed as a result of a stock split, reverse stock split, stock dividend, recapitalization or other similar transaction, the Conversion Number and other items dependent thereon shall be appropriately adjusted herein.

  2.2 Exchange of Certificates.

  (a) Exchange Agent. As of the Effective Time, Sub shall deposit with Boston EquiServe LP or such other bank or trust company designated by STC or another member of the STC Affiliated Group (as defined below) and reasonably acceptable to Camco (the "Exchange Agent"), for the benefit of the holders of shares of Camco Common Stock, for exchange in accordance with this Article II, through the Exchange Agent, certificates representing the shares of Schlumberger Common Stock (such shares of Schlumberger Common Stock, together with any dividends or distributions with respect thereto, and any cash deposits by STC in order to make payments in lieu of fractional shares or cash generated by sales of fractional shares of Schlumberger Common Stock in the open market pursuant to Section 2.2(e) being hereinafter collectively referred to as the "Exchange Fund") issuable pursuant to Section 2.1 in exchange for outstanding shares of Camco Common Stock. The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Schlumberger Common Stock contemplated to be issued pursuant to Section 2.1 out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose. As used in this Merger Agreement, "STC Affiliated Group" means any entity controlling STC and any direct or indirect Subsidiary of such entity or of STC.

  (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates which, immediately prior to the Effective Time, represented outstanding shares of Camco Common Stock (the "Certificates") (other than Camco, STC, any entity controlling STC or any wholly owned Subsidiaries of any such entities): (i) a letter of transmittal (which shall specify that delivery shall be effected and risk of loss and title to the Certificates shall pass only upon delivery of the Certificates to the Exchange Agent, and shall be in such form and have such other provisions as STC or a designated member of the STC Affiliated Group may reasonably specify); and
(ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Schlumberger Common Stock and any cash in lieu of a fractional share of Schlumberger Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by STC or a designated member of the STC Affiliated Group and reasonably acceptable to Camco, together with such letter of transmittal, duly executed, and any other required documents, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Schlumberger Common Stock which such holder has the right to receive pursuant to the provisions of this Article II and any cash in lieu of fractional shares of Schlumberger Common Stock as contemplated by Section 2.2(e), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Camco Common Stock which is not registered in the transfer records of Camco, a certificate representing the appropriate number of shares of Schlumberger Common Stock may be issued to a transferee if the Certificate representing such Camco Common Stock is presented to the Exchange Agent accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the certificate representing shares of Schlumberger Common Stock and cash in lieu of any fractional shares of Schlumberger Common Stock as contemplated by this Section 2.2 and all dividends or other distributions thereon with a record date after the Effective Time as contemplated by Section 2.2(c). The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the Schlumberger Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect thereto for the account of persons entitled thereto.

  (c) Distributions with Respect to Shares Prior to Exchange of Certificates. No dividends or other distributions with respect to Schlumberger Common Stock declared or made after the Effective Time with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the Schlumberger Common Stock represented thereby as a result of the exchange and conversion provided in Section 2.1(c), and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2(e) until the holder of such Certificate shall surrender such Certificate. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder thereof, without interest: (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Schlumberger Common Stock to which such holder is entitled pursuant to Section 2.2(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Schlumberger Common Stock; and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Schlumberger Common Stock.

  (d) No Further Ownership Rights in Camco Common Stock. All shares of Schlumberger Common Stock issued in exchange for and upon the conversion of Camco Common Stock in accordance with the terms hereof (including any cash paid pursuant to Section 2.2(c) or 2.2(e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Camco Common Stock, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time that may have been declared or made by Camco on such shares of Camco Common Stock in accordance with the terms of this Merger Agreement or prior to the date hereof and which remain unpaid at the Effective Time, and after the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Camco Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

  (e) No Fractional Shares. No certificates or scrip representing fractional shares of Schlumberger Common Stock shall be issued pursuant to this Article II, and, except as provided in this Section 2.2(e), no dividend or other distribution, stock split or interest shall relate to any such fractional security, and such fractional interests shall not entitle the owner thereof to vote or to any rights of a security holder of Schlumberger. In lieu of any fractional security, STC shall pay or cause the Exchange Agent to pay, to each holder of shares of Camco Common Stock who would otherwise have been entitled to a fraction of a share of Schlumberger Common Stock pursuant to this Article II, an amount in cash (without interest) equal to such holder's proportionate interest in the sum of (i) the fraction of a share of Schlumberger Common Stock to which such holder would otherwise have been entitled, multiplied by the closing sale price per share of Schlumberger Common Stock on the New York Stock Exchange on the last trading day immediately preceding the date of the Effective Time, and (ii) the aggregate dividends or other distributions that are payable with respect to such shares of Schlumberger Common Stock pursuant to Section 2.2(c) (such dividends and distributions being herein called the "Fractional Dividends"). STC shall timely make available to the Exchange Agent any cash necessary to make payments in lieu of fractional shares as aforesaid. For purposes of determining whether a holder of shares of Camco Common Stock is to receive payment in lieu of fractional shares, all shares of Camco Common Stock held of record by such holder shall be aggregated.

  (f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the former stockholders of Camco for one year after the Effective Time shall be delivered to STC upon demand, and any stockholders of Camco who have not theretofore complied with this Article II shall thereafter look only to STC for payment of their claim for Schlumberger Common Stock or any cash in lieu of fractional shares of Schlumberger Common Stock and to Schlumberger for any dividends or distributions with respect to Schlumberger Common Stock.

  (g) No Liability. Neither Camco nor STC or any other member of the STC Affiliated Group shall be liable to any holder of shares of Camco Common Stock or Schlumberger Common Stock, as the case may be, for such shares (or dividends or distributions with respect thereto) or cash in lieu of fractional shares of Schlumberger Common Stock delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

                                  ARTICLE III

                        Representations and Warranties

  3.1 Representations and Warranties of Camco. Subject to the exceptions set forth in the disclosure letter to be delivered to STC and Sub in connection herewith (the "Camco Disclosure Letter"), Camco represents and warrants to STC and Sub as follows:

    (a) Organization, Standing and Power. Each of Camco and its Subsidiaries is a corporation, limited liability company or partnership duly organized, validly existing and in good standing under the laws of its state of incorporation or organization, has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than where the failure to be so organized or so to qualify (individually or in the aggregate) would not have a Material Adverse Effect (as defined below) on Camco. Camco has heretofore delivered to STC complete and correct copies of its Certificate of Incorporation and Bylaws. Except as set forth in the exhibits to the Camco SEC Documents (as defined in Section 3.1(d)), Camco does not own, directly or indirectly, any capital stock or other ownership interest in any Subsidiary which would be required to be listed as a Subsidiary of Camco under the rules of the SEC with the filing by Camco of an Annual Report on Form 10-K. As used in this Merger Agreement a "Material Adverse Effect" shall mean any effect or change that is or would be materially adverse to the business, operations, assets, condition (financial or otherwise) or results of operations of (i) in respect of Camco, Camco and its direct and indirect Subsidiaries, taken as a whole, and (ii) in respect of the STC Affiliated Group, all the members of the STC Affiliated Group taken as a whole; provided, however, a Material Adverse Effect shall not include (A) any effect or change, including changes in national or international economic conditions, relating to or affecting the oil and gas service and equipment industry as a whole (including a decline in worldwide oil and gas commodity prices),
  (B) changes, or possible changes, in foreign, Federal, state or local statutes and regulations, (C) the loss of employees, customers or suppliers by Camco or one or more of its Subsidiaries as a consequence of any announcement relating to the Merger or (D) any action taken or required to be taken to satisfy any requirement imposed in connection with the review of the Merger under the HSR Act.

    (b) Capital Structure. As of the date hereof, the authorized capital stock of Camco consists of 100,000,000 shares of Camco Common Stock and 10,000,000 shares of preferred stock, par value $.01 per share ("Camco Preferred Stock"). One common share purchase right (each, a "Camco Right") issued pursuant to the Rights Agreement, dated as of December 15, 1994, between Camco and First Chicago Trust Company of New York, as rights agent, as amended by the First Amendment to Rights Agreement, dated as of October 21, 1997 (as so amended, the "Rights Agreement"), is associated with each outstanding share of Camco Common Stock. At the close of business on June 8, 1998: (i) 37,968,796 shares of Camco Common Stock and no shares of Camco Preferred Stock were issued and outstanding, and an aggregate of 2,054,358 shares of Camco Common Stock and no shares of Camco Preferred Stock were reserved for issuance by Camco pursuant to the following plans:

                                                                         SHARES
      PLAN                                                              RESERVED
      ----                                                              --------
      The Camco 1997 Long-Term Incentive Plan.......................... 988,703
      The Camco 1993 Long-Term Incentive Plan.......................... 644,505
      The Production Operators Corp. 1992 Long-Term Incentive Plan..... 205,385
      The Production Operators Corp. 1980 Long-Term Incentive Plan.....   2,600
      The 1996 Savings Related Share Option Scheme.....................  81,500
      The Camco Non-Employee Directors Stock Option Plan............... 131,665

  (collectively, the "Camco Stock Plans"); (ii) 800,802 shares of Camco Common Stock were held by Camco in its treasury; and (iii) no bonds, debentures, notes or other indebtedness having the right to vote (or convertible into securities having the right to vote) on any matters on which Camco stockholders may vote

  ("Voting Debt") were issued or outstanding. Except as set forth on Schedule 3.1(b) to the Camco Disclosure Letter, all outstanding shares of Camco Common Stock are validly issued, fully paid and nonassessable and are not subject to preemptive rights. Except as set forth on Schedule 3.1(b) to the Camco Disclosure Letter, all outstanding shares of capital stock of the Subsidiaries of Camco have been duly authorized and validly issued and are fully paid and non-assessable and were not issued in violation of any preemptive rights or other preferential rights of subscription or purchase other than those that have been waived or otherwise cured or satisfied and all such shares are owned by Camco, or a direct or indirect wholly owned Subsidiary of Camco, free and clear of all liens, charges, encumbrances, claims and options of any nature. Except as set forth in this Section 3.1(b) or on Schedule 3.1(b) to the Camco Disclosure Letter and except for changes since June 8, 1998 resulting from the exercise of employee stock options granted pursuant to, or from issuances or purchases under, the Camco Stock Plans or as contemplated by this Merger Agreement, there are outstanding: (i) no shares of capital stock, Voting Debt or other voting securities of Camco; (ii) no securities of Camco or any Subsidiary of Camco convertible into or exchangeable for shares of capital stock, Voting Debt or other voting securities of Camco or any Subsidiary of Camco; and (iii) no options, warrants, calls, rights (including preemptive rights), commitments or agreements to which Camco or any Subsidiary of Camco is a party or by which it is bound in any case obligating Camco or any Subsidiary of Camco to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of capital stock or any Voting Debt or other voting securities of Camco or of any Subsidiary of Camco, or obligating Camco or any Subsidiary of Camco to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. There are not as of the date hereof and there will not be at the Effective Time any stockholder agreements, voting trusts or other agreements or understandings to which Camco is a party or by which it is bound relating to the voting of any shares of the capital stock of Camco. There are no restrictions on Camco to vote the stock of any of its Subsidiaries.

    (c) Authority; No Violations; Consents and Approvals.

      (i) The Board of Directors of Camco has approved the Merger and this Merger Agreement, by vote of the directors with no negative vote, and declared the Merger and this Merger Agreement to be in the best interests of the stockholders of Camco. The directors of Camco have advised Camco and STC that they intend to vote or cause to be voted all of the shares of Camco Common Stock for which they have voting power in favor of approval of the Merger and this Merger Agreement. Camco has all requisite corporate power and authority to enter into this Merger Agreement and, subject, with respect to consummation of the Merger, to approval of this Merger Agreement and the Merger by the stockholders of Camco in accordance with the DGCL, to consummate the transactions contemplated hereby. The execution and delivery of this Merger Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Camco, subject, with respect to consummation of the Merger, to approval of this Merger Agreement and the Merger by the stockholders of Camco in accordance with the DGCL. This Merger Agreement has been duly executed and delivered by Camco and, subject, with respect to consummation of the Merger, to approval of this Merger Agreement and the Merger by the stockholders of Camco in accordance with the DGCL, and assuming this Merger Agreement constitutes the valid and binding obligation of STC and Sub, constitutes a valid and binding obligation of Camco enforceable in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or effecting creditors' rights and to general principles of equity and limitations imposed on indemnity obligations by applicable federal and state securities laws.

      (ii) Except as set forth on Schedule 3.1(c) to the Camco Disclosure Letter, the execution and delivery of this Merger Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Camco or any of its Subsidiaries under, any provision of (A) the Certificate of Incorporation or Bylaws of Camco or any provision of the comparable charter or organizational documents of any of its Subsidiaries, (B) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to Camco or any of its Subsidiaries or (C) assuming the consents, approvals, authorizations or permits and filings or notifications referred to in
    Schedule 3.1(c) to the Camco Disclosure Letter and in subparagraph
    (iii) of this Section 3.1(c) are duly and timely obtained or made and the approval of the Merger and this Merger Agreement by the stockholders of Camco has been obtained, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Camco or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clause (B) or (C), any such conflicts, violations, defaults, rights, liens, security interests, charges or encumbrances that, individually or in the aggregate, would not have a Material Adverse Effect on Camco, materially impair the ability of Camco to perform its obligations hereunder or prevent in any material respect the consummation of any of the transactions contemplated hereby.

      (iii) No consent, approval, order or authorization of, or registration, declaration or filing with, or permit from, any U.S. or non-U.S. court, administrative agency or commission or other governmental authority or instrumentality (a "Governmental Entity"), is required by or with respect to Camco or any of its Subsidiaries in connection with the execution and delivery of this Merger Agreement by Camco or the consummation by Camco of the transactions contemplated hereby, as to which the failure to obtain or make would have a Material Adverse Effect, except for: (A) the filing of a premerger notification report by Camco under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the expiration or termination of the applicable waiting period with respect thereto; (B) the filing with the SEC of (1) a proxy statement in preliminary and definitive form relating to the meeting of Camco's stockholders to be held in connection with the Merger (the "Proxy Statement") and (2) such reports under Section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Merger Agreement and the transactions contemplated hereby; (C) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (D) such filings and approvals as may be required by any applicable state securities, "blue sky" or takeover laws, or environmental laws; (E) such filings and approvals as may be required by any applicable non-U.S. Governmental Entity; and (F) such filings and approvals as may be required by any non-U.S. premerger notification, securities, corporate or other law, rule or regulation.

    (d) SEC Documents. Camco has made available to STC a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by Camco with the SEC since December 31, 1995 and prior to the date of this Merger Agreement (the "Camco SEC Documents") which are all the documents that Camco was required to file with the SEC since such date. As of their respective dates, the Camco SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Camco SEC Documents, and none of the Camco SEC Documents contained when filed any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of Camco included in the Camco SEC Documents complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end adjustments and other adjustments discussed therein) the consolidated financial position of Camco and its consolidated Subsidiaries as of their respective dates and the consolidated results of operations and the consolidated cash flows of Camco and its consolidated Subsidiaries for the periods presented therein.

    (e) Information Supplied. None of the information supplied or to be supplied by Camco for inclusion or incorporation by reference in the Registration Statement on Form S-4 to be filed with the SEC in connection with the issuance of shares of Schlumberger Common Stock in the Merger (the "S-4") will, at the time the S-4 is filed with the SEC or when it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and none of the information supplied or to be supplied by Camco and included or incorporated by reference in the Proxy Statement will, at the date mailed to stockholders of Camco or at the time of the meeting of such stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to Camco or any of its Subsidiaries, or with respect to other information supplied by Camco for inclusion in the Proxy Statement or S-4, shall occur which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the S-4, such event shall be so described, and such amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the stockholders of Camco. The Proxy Statement, insofar as it relates to Camco or its Subsidiaries or other information supplied by Camco for inclusion therein, will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder, except that no representations or warranties are made by Camco with respect to statements made or incorporated by reference therein based on information supplied by any member of the STC Affiliated Group.

    (f) Absence of Certain Changes or Events. Except as disclosed in, or reflected in the financial statements included in, the Camco SEC Documents or on Schedule 3.1(f) to the Camco Disclosure Letter, or except as contemplated by this Merger Agreement, since December 31, 1997, there has not been: (i) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of Camco's capital stock, except for regular quarterly cash dividends of $.05 per share on Camco Common Stock; (ii) any amendment of any material term of any outstanding equity security of Camco or any Subsidiary; (iii) any repurchase, redemption or other acquisition by Camco or any Subsidiary of any outstanding shares of capital stock or other equity securities of, or other ownership interests in, Camco or any Subsidiary, except as contemplated by Camco Benefit Plans; (iv) any material change in any method of accounting or accounting practice by Camco or any Subsidiary; or (v) a Material Adverse Effect with respect to Camco.

    (g) No Undisclosed Material Liabilities. Except as disclosed in the Camco SEC Documents or on Schedule 3.1(g) to the Camco Disclosure Letter, there are no liabilities of Camco or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, that would have a Material Adverse Effect on Camco, other than: (i) liabilities adequately provided for on the balance sheet of Camco dated as of March 31, 1998 (including the notes thereto) contained in Camco's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998;
  (ii) liabilities incurred in the ordinary course of business since March 31, 1998; (iii) liabilities under this Merger Agreement and the Transaction Agreement; and (iv) except as disclosed on Schedule 3.1(l)(i) to the Camco Disclosure Letter and in Section 5.14(f).

    (h) No Default. Neither Camco nor any of its Subsidiaries is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) in the case of Camco and its Subsidiaries, their respective charter and bylaws, (ii) except as disclosed in Schedule 3.1(h) to the Camco Disclosure Letter, any note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which Camco or any of its Subsidiaries is now a party or by which Camco or any of its Subsidiaries or any of their respective properties or assets may be bound or (iii) any order, writ, injunction, decree, statute, rule or regulation applicable to Camco or any of its Subsidiaries, except in the case of (ii) and (iii) for defaults or violations which in the aggregate would not have a Material Adverse Effect on Camco.

    (i) Compliance with Applicable Laws. Camco and its Subsidiaries hold all permits, licenses, variances, exemptions, orders, franchises and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the "Camco Permits"), except where the failure so to hold would not have a Material Adverse Effect on Camco. Camco and its Subsidiaries are in compliance with the terms of the Camco Permits, except where the failure so to comply would not have a Material Adverse Effect on Camco. Except as disclosed in the Camco SEC Documents or as set forth on
  Schedule 3.1(i), 3.1(k), 3.1(l), 3.1(m) or 3.1(o) to the Camco Disclosure Letter, the businesses of Camco and its Subsidiaries are not being conducted in violation of any law, ordinance or regulation of any Governmental Entity, except for possible violations which would not have a Material Adverse Effect on Camco. Except as set forth on Schedule 3.1(i) to the Camco Disclosure Letter, no investigation or review by any Governmental Entity with respect to Camco or any of its Subsidiaries is pending or, to the best knowledge of Camco, threatened, other than those the outcome of which would not have a Material Adverse Effect on Camco.

    (j) Litigation. Except as disclosed in the Camco SEC Documents or in the Camco litigation report previously delivered to STC, there is no (i) suit, action or proceeding pending, or, to the best knowledge of Camco, threatened against or effecting Camco or any Subsidiary of Camco ("Camco Litigation"), or (ii) judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Camco or any Subsidiary of Camco ("Camco Order"), that would (in any case) have a Material Adverse Effect on Camco or prevent Camco from consummating the transactions contemplated by this Merger Agreement.

    (k) Taxes.

      (i) Except as set forth on Schedule 3.1(k)(i) to the Camco Disclosure Letter, each of Camco, each of its Subsidiaries and any affiliated, combined or unitary group of which any such corporation is or was a member has (A) timely (taking into account any extensions) filed in correct form all federal and all material state, local and non-U.S. returns, declarations, reports, estimates, information returns and statements ("Returns") required to be filed by or with respect to it in respect of any Taxes (as hereinafter defined), (B) timely paid all Taxes that are due and payable (except for audit adjustments which would not have a Material Adverse Effect on Camco in the aggregate or to the extent that liability therefor is reserved for in Camco's unaudited balance sheet at March 31, 1998 included in the most recent Quarterly Report on Form 10-Q of Camco (the "Current Balance Sheet")) for which Camco or any of its Subsidiaries may be liable, (C) established reserves which are included in the Current Balance Sheet that are adequate for the payment of all Taxes not yet due and payable with respect to the results of operations of Camco and its Subsidiaries through the date of such Current Balance Sheet, and (D) complied in all respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes and has in all respects timely withheld from employee wages and paid over to the proper governmental authorities all amounts required to be so withheld and paid over, except where such failure to comply or to withhold would not have a Material Adverse Effect on Camco.

      (ii) Schedule 3.1(k)(ii) to the Camco Disclosure Letter sets forth the last taxable period through which the federal income Tax Returns of Camco and any of its Subsidiaries have been examined by the Internal Revenue Service ("IRS") or otherwise closed. Except to the extent being contested in good faith, all deficiencies asserted as a result of such examinations and any examination by any applicable state, local or non-U.S. taxing authority have been paid, fully settled or adequately provided for in the Current Balance Sheet. Except as adequately provided for in the Camco SEC Documents or as set forth in Schedule 3.1(k)(ii) to the Camco Disclosure Letter, no federal, state, local or non-U.S. Tax audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes for which Camco or any of its Subsidiaries would be liable, no deficiency for any such Taxes has been proposed, asserted or assessed pursuant to any such examination against Camco or any of its Subsidiaries by any federal, state, local or non-U.S. taxing authority with respect to any period.

      (iii) Except as disclosed on Schedule 3.1(k)(iii) to the Camco Disclosure Letter, neither Camco nor any of its Subsidiaries has executed or entered into (or prior to the close of business on the Closing

    Date will execute or enter into) with the IRS or any other taxing authority (A) any agreement or other document extending or having the effect of extending the period for assessments or collection of any Taxes for which Camco or any of its Subsidiaries would be liable or (B) a closing agreement pursuant to Section 7121 of the Code, or any predecessor provision thereof or any similar provision of state, local or non-U.S. Tax law that relates to the assets or operations of Camco or any of its Subsidiaries.

      (iv) Except as disclosed on Schedule 3.1(k)(iv) to the Camco Disclosure Letter, there are no liens or security interests on any of the assets of Camco or any of its Subsidiaries that arose in connection with any failure or alleged failure to pay any Tax other than for taxes which are not yet delinquent.

      (v) Except as disclosed on Schedule 3.1(k)(v) to the Camco Disclosure Letter, neither Camco nor any of its Subsidiaries is a party to an agreement that provides for the payment of any amount that would constitute a "parachute payment" within the meaning of Section 280G of the Code.

      (vi) Neither Camco nor any of its Subsidiaries has made an election under Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as such term is defined in Section 341(f)(4) of the Code) owned by Camco or any of its Subsidiaries.

      (vii) Except as set forth in Camco SEC Documents or as disclosed on
    Schedule 3.1(k)(vii) to the Camco Disclosure Letter, neither Camco nor any of its Subsidiaries is a party to, is bound by or has any obligation under any tax sharing agreement, tax indemnity agreement or similar agreement or arrangement.

      (viii) Except as disclosed on Schedule 3.1(k)(viii) to the Camco Disclosure Letter, neither Camco nor any of its Subsidiaries has any liability for Taxes under Treas. Reg. (S) 1.1502-6, or any similar provision of state, local or non-U.S. law, except for Taxes of the affiliated group of which Camco is the common parent corporation, within the meaning of Section 1504(a)(1) of the Code or any similar provision of state, local or non-U.S. law.

      (ix) Neither Camco nor any of its Subsidiaries has participated in any international boycott within the meaning of Section 999 of the Code.

      (x) Except as disclosed on Schedule 3.1(k)(x) to the Camco Disclosure Letter and minor locations not material to the business of Camco and its U.S. Subsidiaries, neither Camco nor any of its Subsidiaries has had a permanent establishment in any foreign country, as defined in any applicable treaty or convention between the United States and such foreign country.

      (xi) Neither Camco nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

    For purposes of this Merger Agreement, "Taxes" shall mean all federal, state, local, non-U.S. and other taxes, charges, fees, levies, imposts, duties, licenses or other assessments, together with any interest, penalties, additions to tax or additional amounts imposed by any taxing authority.

    (l) Employee Matters; ERISA.

      (i) Benefit Plans. Schedule 3.1(l)(i) to the Camco Disclosure Letter contains a true and complete list of each of the following items: each employee benefit plan, program or arrangement covering any current or former officer, director, employee or independent contractor of Camco (or any of its Subsidiaries) or any of their dependents or beneficiaries (each, a "Camco Beneficiary") including, but not limited to, any "employee benefit plan" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), whether or not terminated or covered by ERISA, if Camco or any of its Subsidiaries could have statutory or contractual liability with respect thereto on or after the date hereof but excluding immaterial plans maintained by Subsidiaries of Camco covering employees located outside the United States where such plans cover fewer than 100 people. The items described above, together with each management, employment, deferred compensation, severance, change in control, bonus or other contract for personal services with or covering any Camco Beneficiary, whether or not terminated, if Camco or any of its Subsidiaries could have statutory or contractual liability with respect thereto on or after the date hereof, are referred to collectively herein as the "Camco Benefit Plans."

      (ii) Contributions and Payments. All material contributions and other material payments required to have been made by Camco or any entity required to be aggregated therewith pursuant to Code Section 414 (a "Camco ERISA Affiliate") with respect to any Camco Benefit Plan (or to any person pursuant to the terms thereof) have been or will be timely made and all such amounts properly accrued through the date of this Merger Agreement have been reflected in the financial statements of Camco included in the Camco SEC Documents.

      (iii) Qualification; Compliance. Each Camco Benefit Plan that is intended to be "qualified" within the meaning of Code Section 401(a) has been determined by the IRS to be so qualified or the applicable remedial period applicable to the Plan will not have ended prior to the Effective Time, and, to the best knowledge of Camco, no event or condition exists or has occurred that would reasonably be expected to result in the revocation or denial of any such determination which would have a Material Adverse Effect on Camco. With respect to each Camco Benefit Plan, Camco and each Camco ERISA Affiliate are in compliance with, and each Camco Benefit Plan and related source of benefit payment is and has been operated in compliance with, all applicable laws, rules and regulations governing such plan or source, including, without limitation, ERISA, the Code and applicable local law (including non-U.S. law), except for violations that would not have a Material Adverse Effect on Camco. To the best knowledge of Camco, except as set forth in Schedule 3.1(l)(iii), no Camco Benefit Plan is subject to any ongoing audit, investigation, or other administrative proceeding of the IRS, the Department of Labor, or any other federal, state, or local governmental entity or is scheduled to be subject to such an audit investigation or proceeding.

      (iv) Liabilities. With respect to the Camco Benefit Plans, individually and in the aggregate, and, to the best knowledge of Camco, there exists no condition or set of circumstances that could subject Camco or any Camco ERISA Affiliate to any liability arising under the Code, ERISA or any other applicable law (including, without limitation, any liability to or under any such plan or to the Pension Benefit Guaranty Corporation ("PBGC"), or under any indemnity agreement to which Camco or any Camco ERISA Affiliate is a party), which liability, excluding liability for benefit claims, funding obligations and PBGC insurance premiums, each payable in the ordinary course, would have a Material Adverse Effect on Camco. No claim, action or litigation has been made, commenced or, to the best knowledge of Camco, threatened, by or against Camco or any of its Subsidiaries with respect to any Camco Benefit Plan (other than for benefits or PBGC premiums payable in the ordinary course) that would have a Material Adverse Effect on Camco.

      (v) Retiree Welfare Plans. Except as disclosed in Schedule 3.1(l)(v) to the Camco Disclosure Letter, no Camco Benefit Plan that is a "welfare plan" (within the meaning of ERISA Section 3(1)) provides benefits for any retired or former employees (other than as required pursuant to ERISA Section 601).

      (vi) Payments Resulting from Merger. Except as disclosed on Schedules 3.1(k)(v), 3.1(l)(vi), 4.1(h) and 5.14 to the Camco Disclosure Letter, the consummation or announcement of any transaction contemplated by this Merger Agreement will not (either alone or upon the occurrence of any additional or further acts or events) result in (A) any payment (whether of severance pay or otherwise) becoming due from the Company or Camco or any of their Subsidiaries to any Camco Beneficiary or to the trustee under any "rabbi trust" or similar arrangement, or (B) any benefit under any Camco Benefit Plan being established or increased, or becoming accelerated, vested or payable.

      (vii) Funded Status of Plans. Each Camco Benefit Plan that is subject to either the minimum funding requirements of ERISA Section 302 or to Title IV of ERISA has assets that, as of the date hereof, have a fair market value not less than the present value of the accrued benefit obligations thereunder on a termination basis, as of the date hereof, based on the actuarial methods, tables and assumptions utilized by such plan's independent actuary in preparing such plan's most recently prepared actuarial valuation report, except to the extent that applicable law would require the use of different actuarial assumptions if such plan was to be terminated as of the date hereof, in which case those different assumptions shall apply for purposes of this representation. Camco and its Subsidiaries have no unfunded liabilities, as determined under local funding requirements, with respect to any Camco Benefit Plans that cover such non-U.S. employees which would, in the aggregate, have a Material Adverse Effect on Camco.

      (viii) Multiemployer Plans. Except as described on Schedule 3.1(l)(viii) to the Camco Disclosure Letter, no Camco Benefit Plan is or was a "multiemployer plan" (within the meaning of ERISA Section 4001(a)(3)), a multiple employer plan described in Code Section 413(c), or a "multiple employer welfare arrangement" (within the meaning of ERISA Section 3(40)). Except as disclosed in Schedule 3.1(l)(viii) to the Camco Disclosure Letter, neither Camco nor any Camco ERISA Affiliate has been obligated to contribute to, or otherwise has or has had any liability with respect to, any multiemployer plan, multiple employer plan, or multiple employer welfare arrangement.

    (m) Labor Matters. Except as set forth in Schedule 3.1(m) to the Camco Disclosure Letter,

      (i) neither Camco nor any of its Subsidiaries is a party to any collective bargaining agreement or other current labor agreement with any labor union or organization, and to the knowledge of Camco and its Subsidiaries there is no current union representation dispute involving employees of Camco or any of its Subsidiaries nor does Camco or any of its Subsidiaries know of any activity or proceeding of any labor organization (or representative thereof) or employee group (or representative thereof) to organize any such employees;

      (ii) there is no unfair labor practice charge or grievance arising out of a collective bargaining agreement or other grievance procedure against Camco or any of its Subsidiaries pending, or, to the knowledge of Camco or any of its Subsidiaries, threatened, that has, or would have, a Material Adverse Effect on Camco;

      (iii) there is no complaint, lawsuit or proceeding in any forum by or on behalf of any present or former employee, any applicant for employment or any classes of the foregoing alleging breach of any express or implied contract of employment, any law or regulation governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship against Camco or any of its Subsidiaries pending, or, to the knowledge of Camco or any of its Subsidiaries, threatened, that has, or would have, a Material Adverse Effect on Camco;

      (iv) there is no strike, dispute, slowdown, work stoppage or lockout pending, or, to the knowledge of Camco or any of its Subsidiaries, threatened, ]against or involving Camco or any of its Subsidiaries that has, or could have, a Material Adverse Effect on Camco;

      (v) Camco and each of its Subsidiaries are in compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, except for non-compliance that does not have, and would not have, a Material Adverse Effect on Camco; and

      (vi) there is no proceeding, claim, suit, action or governmental investigation pending or, to the knowledge of Camco or any of its Subsidiaries, threatened, in respect to which any current or former director, officer, employee or agent of Camco or any of its Subsidiaries is or may be entitled to claim indemnification from Camco or any of its Subsidiaries (A) pursuant to their respective charters or bylaws, (B) as provided in any indemnification agreement to which Camco or any Subsidiary of Camco is a party or (C) pursuant to applicable law that has, or would have, a Material Adverse Effect on Camco.

    (n) Intangible Property. Camco and its Subsidiaries possess or have adequate rights to use all trademarks, trade names, patents, service marks, brand marks, brand names, computer programs, database, industrial designs, know how, trade secrets, copyrights and other intellectual property rights which are material to the condition or conduct of the business operations of Camco and its Subsidiaries (collectively, the "Camco Intangible Property"). Except as set forth on Schedule 3.1(n) to the Camco Disclosure Letter, all of the Camco Intangible Property is owned by Camco or its Subsidiaries free and clear of any and all liens, claims or encumbrances, except those the failure to so own would not have a Material Adverse Effect on Camco. To the knowledge of Camco, the operation of the businesses of each of Camco or its Subsidiaries does not, in any material respect, conflict with, infringe upon, violate or interfere with or constitute an appropriation of any right, title, interest or goodwill, including, without limitation, any intellectual property right, trade secret, trademark, trade name, patent, service mark, brand mark, brand name, computer program, database, industrial design, copyright or any pending application therefor of any other person and there have been no claims made in connection therewith and neither Camco nor any of its Subsidiaries has received any notice of any claim or otherwise knows that any of the Camco Intangible Property is invalid or conflicts with the rights of any other person or has not been used or enforced or has been failed to be used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of any of the Camco Intangible Property and would individually or in the aggregate result in a Material Adverse Effect on Camco. All failures of the representations and warranties set forth in this
  Section 3.1(n) to be true, in the aggregate, would not result in a Material Adverse Effect on Camco.

    (o) Environmental Matters.

      For purposes of this Merger Agreement:

        (A) "Environmental Law" means any applicable law regulating, prohibiting or requiring the notification of Releases into any part of the natural environment, pertaining to the protection of natural resources, the environment and public and employee health and safety, or governing or regulating the use, storage, handling, transportation, treatment, processing, disposal or generation of any Hazardous Materials, including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") (42 U.S.C. Section 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. Section 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. Section 6901 et seq.), the Clean Water Act (33 U.S.C. Section 1251 et seq.), the Clean Air Act (33 U.S.C. Section 7401 et seq.), the Toxic Substances Control Act (15 U.S.C. Section 7401 et seq.), the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. Section 136 et seq.), Emergency Planning and Community Right to Know Act (42 U.S.C.
      Section 11001 et seq.), Safe Drinking Water Act (Section 42 U.S.C.
      Section 300 et seq.) and the Occupational Safety and Health Act (29 U.S.C. Section 651 et seq.) ("OSHA") and the regulations promulgated pursuant thereto, and any other such applicable county, province, state or local statutes, and the regulations promulgated pursuant thereto, as such laws have been and may be amended or supplemented through the Closing Date.

        (B) "Hazardous Material" means any substance, material or waste which is regulated pursuant to any Environmental Law by any public or governmental authority in the jurisdictions in which the applicable party or its Subsidiaries conducts business, or in the United States, including, without limitation, any material or substance which is defined as a "hazardous waste," "hazardous material," "hazardous substance," "extremely hazardous waste" or "restricted hazardous waste," "contaminant," "pollutant," "toxic waste" or "toxic substance" under any provision of Environmental Law;

        (C) "Release" means any release, spill, effluent, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment, or into or out of any property owned, operated or leased by the applicable party or its Subsidiaries; and

        (D) "Remedial Action" means all actions, including, without limitation, any capital expenditures, required by a governmental entity or required under any Environmental Law, or voluntarily undertaken to (I) investigate, clean up, remove, treat, or in any other way ameliorate or address any Hazardous Materials or other substance in the indoor or outdoor environment; (II) prevent the Release or threat of Release, or minimize the further Release of any Hazardous Material so it does not endanger or threaten to endanger the public health or welfare of the indoor or outdoor environment;
      (III) perform pre-remedial studies and investigations or post-remedial monitoring and care pertaining or relating to a Release; or
      (IV) bring the applicable party into compliance with any Environmental Law.

      (i) Except as disclosed on Schedule 3.1(o) to the Camco Disclosure Letter, the operations of Camco and its Subsidiaries have been and, as of the Closing Date, will be in compliance with all Environmental Laws, except where the failure to so comply would not have a Material Adverse Effect on Camco;

      (ii) Except as disclosed on Schedule 3.1(o) to the Camco Disclosure Letter, Camco and its Subsidiaries have obtained and will, as of the Closing Date, maintain all permits required under applicable Environmental Laws for the continued operations of their respective businesses, except such permits the lack of which would not have a Material Adverse Effect on Camco;

      (iii) Except as disclosed on Schedule 3.1(o) to the Camco Disclosure Letter, Camco and its Subsidiaries are not subject to any outstanding written orders, investigations or material contracts with any Governmental Entity or other person respecting (A) Environmental Laws,
    (B) Remedial Action or (C) any Release or threatened Release of a Hazardous Material which would have a Material Adverse Effect on Camco;

      (iv) Except as disclosed on Schedule 3.1(o) to the Camco Disclosure Letter, Camco and its Subsidiaries have not received any written communication alleging, with respect to any such party, the violation of or liability under any Environmental Law or liability attributable to the Release of any Hazardous Material, which violations or liabilities, individually or in the aggregate, would have a Material Adverse Effect on Camco;

      (v) Except as disclosed on Schedule 3.1(o) to the Camco Disclosure Letter, neither Camco nor any of its Subsidiaries has any contingent liabilities in connection with the Release of any Hazardous Material into the indoor or outdoor environment (whether on-site or off-site) that, individually or in the aggregate, would have a Material Adverse Effect on Camco;

      (vi) Except as disclosed on Schedule 3.1(o) to the Camco Disclosure Letter, the operations of Camco or its Subsidiaries involving the generation, transportation, treatment, storage or disposal of Hazardous Material or any state equivalent are in compliance with applicable Environmental Laws, except where the failure to so comply, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Camco; and

      (vii) Except as disclosed on Schedule 3.1(o) to the Camco Disclosure Letter, to the knowledge of Camco, there is not now on or in any property of Camco or its Subsidiaries any of the following: (A) any underground storage tanks or surface impoundments; (B) any asbestos-containing materials; or (C) any polychlorinated biphenyls, any of which ((A), (B), or (C) preceding), individually or in the aggregate, would have a Material Adverse Effect on Camco.

    (p) Opinion of Financial Advisor. Camco has received the opinion of Morgan Stanley & Co. Incorporated (a copy of which has been delivered to STC) to the effect that, as of the date hereof, the Conversion Number is fair from a financial point of view to such holders.

    (q) State Takeover Statutes; Vote Required. Camco has taken all action to assure that no state takeover statute or similar statute or regulation, including, without limitation, Section 203 of the DGCL, shall apply to the Merger or any of the other transactions contemplated hereby. The affirmative vote of the holders of a majority of the outstanding shares of Camco Common Stock is the only vote of the holders of any class or series of Camco capital stock necessary to approve this Merger Agreement and the transactions contemplated hereby. Camco has taken such other action with respect to any other anti-takeover provisions in its Bylaws, Certificate of Incorporation or the Rights Agreement to the extent necessary to consummate the Merger on the terms set forth in this Merger Agreement.

    (r) Accounting Matters. To the best knowledge of Camco's financial and accounting officers, prior to the date hereof, neither Camco nor any of its Subsidiaries has taken any action that (without giving effect to any action taken or agreed to be taken by STC or any of its Subsidiaries) would jeopardize the treatment of the business combination to be effected by the Merger as a pooling of interests for accounting purposes.

    (s) Beneficial Ownership of Schlumberger Common Stock. As of the date hereof, assuming the accuracy of the representation set forth in Section 3.2(b), neither Camco nor its Subsidiaries "beneficially owns" (as defined in Rule 13d-3 under the Exchange Act) in the aggregate one percent (1%) or more of the outstanding Schlumberger Common Stock.

    (t) Insurance. Camco maintains insurance coverage reasonably adequate for the operation of the business of Camco and each of its Subsidiaries (taking into account the cost and availability of such insurance), and the transactions contemplated hereby will not materially adversely affect such coverage.

    (u) Brokers. Except as disclosed on Schedule 3.1(u) to the Camco Disclosure Letter hereof, no broker, investment banker, or other person is entitled to any broker's, finder's or other similar fee or commission in connection with the transactions contemplated by this Merger Agreement based upon arrangements made by or on behalf of Camco.

    (v) Material Contracts and Agreements. All material contracts of Camco and its Subsidiaries have been included in Camco SEC Documents unless not required to be so included pursuant to the rules and regulations of the SEC. Schedule 3.1(v) to the Camco Disclosure Letter sets forth a list of all written or oral contracts, agreements or arrangements to which Camco or any of its Subsidiaries or any of their respective assets is bound which would be required to be filed as exhibits to Camco's Annual Report on Form 10-K for the year ended December 31, 1997, or, based on information currently available to Camco, are expected to be required to be filed as an exhibit to Camco's Annual Report on Form 10-K for the year ended December 31, 1998.

    (w) Title to Properties.

      (i) Each of Camco and its Subsidiaries has good and indefeasible title to, or valid leasehold interests in, all its properties and assets purported to be owned by it in the Camco SEC Documents, except for such as are no longer used or useful in the conduct of its businesses or as have been disposed of in the ordinary course of business, and except for defects in title, easements, restrictive covenants and similar encumbrances or impediments that, in the aggregate, do not and will not materially interfere with its ability to conduct its business as currently conducted. All such assets and properties, other than assets and properties in which Camco or any of the Subsidiaries has leasehold interests, are free and clear of all liens, other than those set forth in the Camco SEC Documents, and except for liens, that, in the aggregate, do not and will not materially interfere with the ability of Camco or any of its Subsidiaries to conduct business as currently conducted.

      (ii) Except as would not have a Material Adverse Effect on Camco, each of Camco and its Subsidiaries has complied in all material respects with the terms of all leases to which it is a party and under which it is in occupancy, and all such leases are in full force and effect. Each of Camco and its Subsidiaries enjoys peaceful and undisturbed possession under all such leases.

    (x) Amendment to the Camco Rights Agreement. Camco has amended the Rights Agreement so that none of the execution and delivery of this Merger Agreement, the conversion of shares of Camco Common Stock into the right to receive Schlumberger Common Stock in accordance with Article II of this Merger Agreement, and the consummation of the Merger or any other transaction contemplated hereby will cause

  (A) the Camco Rights to become exercisable under the Rights Agreement, (B) any member of the STC Affiliated Group to be deemed an "Acquiring Person" (as defined in the Rights Agreement), (C) the provisions of Section 11 or
  Section 13 to become applicable to any such event or (D) the "Distribution Date" or the "Share Acquisition Date" (each as defined in the Rights Agreement) to occur upon any such event, and so that the "Expiration Date" (as defined in the Rights Agreement) of the Camco Rights will occur immediately prior to the Effective Time. Camco has delivered to STC a true and complete copy of the Rights Agreement, as amended to date.

  3.2 Representations and Warranties of STC and Sub. Subject to the exceptions set forth in the disclosure letter to be delivered to Camco in connection herewith (the "STC Disclosure Letter"), STC and Sub jointly and severally represent and warrant to Camco as follows:

    (a) Organization, Standing and Power. Each of STC and Sub is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation or organization, has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure to be so organized or so to qualify (individually or in the aggregate) would not have a Material Adverse Effect on the STC Affiliated Group.

    (b) Capital Structure. As of the date hereof, the authorized capital stock of STC consists of 1,000 shares of common stock, par value $100 per share, 500 shares of which are validly issued, fully paid and nonassessable, and are owned by Schlumberger and the balance of which are not issued or outstanding. As of the date hereof, the authorized capital stock of Sub consists of 10,000 shares of common stock, par value $1.00 per share, 1,000 shares of which are validly issued, fully paid and nonassessable, and are owned by STC and the balance of which are not issued or outstanding. Sub was formed solely for the purpose of participating in the Merger, has no assets other than (i) that amount of cash which is required for it to be organized as a corporation under the DGCL and (ii) such shares of Schlumberger Common Stock as are necessary to effect the transactions contemplated hereby and has conducted no activities to date, other than in connection with the Merger.

    (c) Authority; No Violations, Consents and Approvals.

      (i) Each of STC and Sub has all requisite corporate power and authority to enter into this Merger Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Merger Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of STC and Sub. This Merger Agreement has been duly executed and delivered by STC and Sub. Assuming this Merger Agreement constitutes the valid and binding obligation of Camco, it also constitutes a valid and binding obligation of each of STC and Sub and is enforceable against each of them in accordance with its terms; provided, however, that such enforceability is subject to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and to general principles of equity and limitations imposed on indemnity obligations by applicable federal and state securities laws.

      (ii) Except as set forth on Schedule 3.2(c)(ii) to the STC Disclosure Letter, the execution and delivery of this Merger Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of STC or Sub under, any provision of (A) the Certificate of Incorporation or Bylaws of STC or Sub, (B) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to STC or Sub or (C) assuming the consents, approvals, authorizations or permits and filings or notifications referred to in Section 3.2(c)(iii) are duly and timely obtained or made, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to STC or Sub or any of properties or assets, other than, in the case of clause (B) or (C), any such conflicts, violations, defaults, rights, liens, security interests, charges or encumbrances that, individually or in the aggregate, would not have a Material Adverse Effect on the STC Affiliated Group, materially impair the ability of STC or Sub to perform its respective obligations hereunder or prevent in any material respect the consummation of any of the transactions contemplated hereby.

      (iii) No consent, approval, order or authorization of, or registration, declaration or filing with, or permit from any Governmental Entity is required by or with respect to STC or any other member of the STC Affiliated Group in connection with the execution and delivery of this Merger Agreement by STC and Sub or the consummation by STC and Sub of the transactions contemplated hereby, as to which the failure to obtain or make would have a Material Adverse Effect on the STC Affiliated Group, except for: (A) the filing of a premerger notification report under the HSR Act and the expiration or termination of the applicable waiting period with respect thereto; (B) the filing with the SEC of the Proxy Statement, the S-4, such reports under
    Section 13(a) of the Exchange Act and such other compliance with the Securities Act and the Exchange Act and the rules and regulations thereunder as may be required in connection with this Merger Agreement and the transactions contemplated hereby, and the obtaining from the SEC of such orders as may be so required; (C) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (D) filings with, and approval of, the New York Stock Exchange, Inc. (the "NYSE"); (E) such filings and approvals as may be required by any applicable state securities, "blue sky" or takeover laws or environmental laws; (F) such filings and approvals as may be required by any applicable non-U.S. Governmental Entity; and (G) such filings and approvals as may be required by any non-U.S. premerger notification, securities, corporate or other law, rule or regulation.

    (d) Litigation. Except as disclosed on Schedule 3.2(d) to the STC Disclosure Letter, there is no (i) suit, action or proceeding pending, or, to the best knowledge of STC, threatened against or affecting any member of the STC Affiliated Group ("STC Litigation"), or (ii) judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against STC or any Subsidiary of STC, that would (in any case) have a Material Adverse Effect on the STC Affiliated Group or prevent STC or Sub from consummating the transactions contemplated by this Merger Agreement.

    (e) Accounting Matters. To the best knowledge of STC's financial and accounting officers, prior to the date hereof, no member of the STC Affiliated Group has taken any action that (without giving effect to any action taken or agreed to be taken by Camco or any of its Subsidiaries) would jeopardize the treatment of the business combination to be effected by the Merger as a pooling of interests for accounting purposes.

    (f) Beneficial Ownership of Camco Common Stock. As of the date hereof, neither STC nor any member of the STC Affiliated Group "beneficially owns" (as defined in Rule 13d-3 under the Exchange Act) any shares of Camco Common Stock.

    (g) Transaction Agreement. The representations and warranties made by any member of the STC Affiliated Group which is a party to the Transaction Agreement are true and correct in all material respects as set forth therein.

    (h) No Other Consideration for Camco Common Stock. Neither STC nor any member of the STC Affiliated Group (i) owns any stock of Camco, (ii) has previously owned any stock of Camco, except for stock (if any) which was subsequently disposed of to unrelated parties, (iii) has any plan or intention to acquire any stock of Camco, other than as provided herein, or
  (iv) has agreed to pay, will pay or will cause to be paid any consideration (whether material or immaterial) for shares of Camco capital stock other than the shares of Schlumberger Common Stock described herein and any payments in lieu of fractional shares described in Section 2.2(e), which consideration could cause the Merger to fail to qualify as a reorganization under Section 368(a)(1)(B) of the Code.

                                  ARTICLE IV

              Covenants Relating to Conduct of Business of Camco

  4.1 Conduct of Business by Camco Pending the Merger. During the period from the date of this Merger Agreement and continuing until the Effective Time, Camco agrees as to itself and its Subsidiaries that (except as expressly contemplated or permitted by this Merger Agreement, or to the extent that STC shall otherwise consent in writing):

    (a) Ordinary Course. Except as provided on Schedule 4.1(a) to the Camco Disclosure Letter, each of Camco and its Subsidiaries shall carry on its businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and, to the extent consistent therewith, shall use all reasonable efforts to preserve intact its present business organizations, keep available the services of its current officers and employees and endeavor to preserve its relationships with customers, suppliers and others having business dealings with it, in each case consistent with past practices, to the end that its goodwill and ongoing business shall not be impaired in any material respect to the fullest extent reasonably possible at the Effective Time.

    (b) Dividends; Changes in Stock. Except as provided on Schedule 4.1(b) to the Camco Disclosure Letter, Camco shall not and it shall not permit any of its Subsidiaries to: (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock or partnership interests, except for the declaration and payment of regular quarterly cash dividends not in excess of $.05 per share of Camco Common Stock and dividends from a Subsidiary of Camco to Camco or another Subsidiary of Camco and except for cash distributions paid on or with respect to partnership interests of a Subsidiary of Camco; (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of Camco capital stock; or (iii) repurchase, redeem or otherwise acquire, or permit any of its Subsidiaries to purchase, redeem or otherwise acquire, any shares of Camco's capital stock, except as required by the terms of its securities outstanding on the date hereof or as contemplated by any existing employee benefit plan.

    (c) Issuance of Securities. Except as provided on Schedule 4.1(c) to the Camco Disclosure Letter, Camco shall not, and it shall not permit any of its Subsidiaries to, issue, deliver or sell, or authorize or propose to issue, deliver or sell, any shares of its capital stock of any class, any Voting Debt or any securities convertible into, or any rights, warrants or options to acquire, any such shares, Voting Debt or convertible securities, other than: (i) the issuance of Camco Common Stock upon the exercise of stock options granted under the Camco Stock Plans that are outstanding on the date hereof, or in satisfaction of stock grants or stock-based awards made prior to the date hereof pursuant to the Camco Stock Plans; and (ii) issuances by a wholly owned Subsidiary of its capital stock to its parent.

    (d) Governing Documents. Except as contemplated hereby or in connection herewith, Camco shall not amend or propose to amend its Certificate of Incorporation or Bylaws.

    (e) No Acquisitions. Except for proposed acquisitions listed on Schedule 4.1(e) to the Camco Disclosure Letter, Camco shall not and it shall not permit any of its Subsidiaries to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof involving the payment of consideration in excess of $5 million in the aggregate without the prior written consent of STC.

    (f) No Dispositions. Other than: (i) dispositions or proposed dispositions listed on Schedule 4.1(f) to the Camco Disclosure Letter; (ii) as may be necessary or required by law to consummate the transactions contemplated hereby; (iii) sales or leases in the ordinary course of business consistent with past practice or (iv) other dispositions not aggregating more than $5 million, Camco shall not and it shall not permit any of its Subsidiaries to sell, lease, encumber or otherwise dispose of, or agree to sell, lease (whether such lease is an operating or capital lease), encumber or otherwise dispose of, any of its assets without the prior written consent of STC.

    (g) No Dissolution, Etc. Except as otherwise permitted or contemplated by this Merger Agreement, Camco shall not authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of Camco or any of its Subsidiaries that would constitute a "significant subsidiary" within the meaning of Rule 1.02 of Regulation S-X promulgated under the Securities Act (a "Significant Subsidiary").

    (h) Certain Employee Matters. Except as set forth on Schedules 3.1(k)(v), 3.1(l)(i), 3.1(l)(vi) and 4.1(h) to the Camco Disclosure Letter and in
  Section 5.14 or as may be required by applicable law or any agreement to which Camco or any Camco ERISA Affiliate is a party on the date hereof or as expressly contemplated by this Merger Agreement Camco shall not, nor shall it permit any Camco ERISA Affiliate to:

      (i) amend, or increase the amount of (or accelerate the payment or vesting of) any benefit or amount payable under, any employee benefit plan or any other contract, agreement, commitment, arrangement, plan or policy providing for compensation or benefits to any current or former director, officer, employee or independent contractor who would be deemed to be an employee under applicable guidelines published by the IRS, and maintained by, contributed to or entered into by, Camco or any Camco ERISA Affiliate, including, without limitation, the existing Camco Benefit Plans;

      (ii) increase (or enter into any contract, agreement, commitment or arrangement to increase in any manner) the compensation or fringe benefits, or otherwise to extend, expand or enhance the engagement, employment or any related rights, of any current or former director, officer, employee or independent contractor who would be deemed to be an employee under applicable guidelines published by the IRS, of Camco or any Camco ERISA Affiliate, except increases in the ordinary course of business consistent with past practice;

      (iii) adopt, establish or implement any plan, policy or other arrangement providing for any form of benefits or other compensation to any current or former director, officer, employee or independent contractor who would be deemed to be an employee under applicable guidelines published by the IRS, of Camco or any Camco ERISA Affiliate;

      (iv) enter into or amend any employment agreement, severance agreement, or other contract, agreement or arrangement with any current or former director, officer, employee or independent contractor who would be deemed to be an employee under applicable guidelines published by the IRS, of Camco or any Camco ERISA Affiliate; or

      (v) pay or agree to pay any pension, retirement allowance or other benefit not required or contemplated by any of the existing Camco Benefit Plans as in effect on the date of this Merger Agreement to any current or former director, officer, employee or independent contractor who would be deemed to be an employee under applicable guidelines published by the IRS, of Camco or any Camco ERISA Affiliate.

    (i) Indebtedness; Leases; Capital Expenditures. Except as set forth on
  Schedule 4.1(i) to the Camco Disclosure Letter, Camco shall not, nor shall Camco permit any of its Subsidiaries to, (A) incur any indebtedness for borrowed money (except for working capital under Camco's existing credit facilities, and refinancings of existing debt that permit prepayment of such debt without penalty (other than LIBOR breakage costs)) or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of Camco or any of its Subsidiaries or guarantee any debt securities of others if the aggregate amount of all such indebtedness incurred or guaranteed exceeds $25 million, (B) except in the ordinary course of business, enter into any lease (whether such lease is an operating or capital lease) or create any mortgages, liens, security interests or other encumbrances on the property of Camco or any of its Subsidiaries in connection with any indebtedness thereof, except for those securing purchase money indebtedness or (C) commit to aggregate capital expenditures in excess of $25 million outside the capital budget, as approved by Camco prior to the date hereof and disclosed on Schedule 4.1(i) to the Camco Disclosure Letter.

    (j) Taxes. Neither Camco nor any of its Subsidiaries shall make any material election relating to Taxes or compromise any material Tax liability.

    (k) Accounting. Neither Camco nor any of its Subsidiaries shall change any material accounting principle used by it, except as required by statement, rules or regulations promulgated by the FASB or the SEC.

  4.2 No Solicitation.

  (a) Camco will not, and will not authorize or permit any of its officers, directors, agents and other representatives or those of any of its Subsidiaries (collectively, "Camco Representatives") to, and will not authorize any employee of Camco or any of its Subsidiaries to and on becoming aware of will take all reasonable actions to stop the employee from continuing to, directly or indirectly, solicit or initiate or encourage (including by way of furnishing information) any prospective buyer or the making of any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal (as defined herein) from any person, or engage in any discussions or negotiations relating thereto or accept any Acquisition Proposal; provided, however, that, notwithstanding any other provision of this Merger Agreement, Camco may, prior to the vote of the stockholders of Camco for approval of the Merger, but not thereafter if the Merger is approved thereby, in response and only in response to a written request made without any solicitation, initiation, encouragement, discussion or negotiation by Camco or any Camco Representatives, furnish information concerning Camco to any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) pursuant to a confidentiality agreement on substantiality the same terms (provided that the Camco Board of Directors may, if required by its fiduciary duties, permit an offer to be received from such group in accordance with the terms of such confidentiality agreement) as the Confidentiality Agreements between Camco and STC described in Section 5.1 hereof, provided that the Board of Directors of Camco shall conclude in good faith on the basis of the written advice of outside counsel to Camco that such action is necessary in order for the Board of Directors of Camco to act in a manner that is consistent with its fiduciary obligations under applicable law. Camco shall immediately cease and cause to be terminated any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any parties conducted heretofore by Camco or any Camco Representatives with respect to any Acquisition Proposal existing on the date hereof. Camco will promptly notify STC of the pendency of any negotiations respecting, or the receipt of, any Acquisition Proposal. It is understood that any violation of this Section 4.2 by Camco or any Camco Representative shall be deemed a material breach of this Merger Agreement by Camco. As used in this Merger Agreement, "Acquisition Proposal" shall mean any proposal or offer, other than a proposal or offer by STC or another member of the STC Affiliated Group, for a tender or exchange offer, a merger, consolidation or other business combination involving Camco or any Significant Subsidiary of Camco or any proposal to acquire in any manner a substantial (15% or more) equity interest in, or substantially all of the assets of, Camco or any of its Significant Subsidiaries.

  (b) Neither the Board of Directors of Camco nor any committee thereof shall, except in connection with the termination of this Merger Agreement pursuant to
Section 7.1(a), (b) or (d), (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Schlumberger or STC, the approval or recommendation by the Board of Directors of Camco or any such committee of this Merger Agreement or the Merger, or take any action having such effect, or
(ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal. Notwithstanding the foregoing, in the event the Board of Directors of Camco receives an Acquisition Proposal that, in the exercise of its fiduciary obligations (as determined in good faith by a majority of the disinterested members thereof based on the advice of outside counsel), it determines to be a Superior Proposal, the Board of Directors may withdraw or modify its approval or recommendation of this Merger Agreement or the Merger and may (subject to the following sentence) terminate this Merger Agreement, in each case at any time after midnight on the second business day following STC's receipt of written notice (a "Notice of Superior Proposal") advising STC that the Board of Directors has received an Acquisition Proposal which it has determined to be a Superior Proposal, specifying the material terms and conditions of such Superior Proposal (including the proposed financing for such proposal and a copy of any documents conveying such proposal) and identifying the party making such Superior Proposal. Camco may terminate this Merger Agreement pursuant to the preceding sentence only if the stockholders of Camco shall not yet have voted upon the Merger and Camco shall have paid to STC the Termination Fee (as defined in Section 7.2(b)). Any of the foregoing to the contrary notwithstanding, Camco may engage in discussions with any party that has made an unsolicited takeover proposal for the limited purpose of determining whether such proposal (as opposed to any further negotiated proposal) is a Superior Proposal. Nothing contained herein shall prohibit Camco from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) following STC's receipt of a Notice of Superior Proposal.

  (c) For purposes of this Merger Agreement, a "Superior Proposal" means any bona fide proposal to acquire, directly or indirectly, all of the Camco Common Stock then outstanding or all or substantially all of the assets of Camco and its Subsidiaries, and otherwise on terms which a majority of the disinterested members of the Board of Directors of Camco determines in its good faith reasonable judgment (based on the written advice of a financial advisor of national recognized reputation, a copy of which shall be provided to STC) to be more favorable to Camco's stockholders than the Merger. In reaching such good faith determination, the Board of Directors of Camco will give significant consideration to whether an Acquisition Proposal includes definite financing.

  4.3 Pooling of Interests. If so requested by STC, Camco shall, and shall cause its independent accountants and other representatives to, fully cooperate with STC, its independent accountants and other representatives in seeking to obtain confirmation from the SEC that the Merger may be accounted for as a "pooling of interests."

                                   ARTICLE V

                             Additional Agreements

  5.1 Access to Information. Subject to the provisions of Section 5.3, upon reasonable notice, Camco shall afford to the officers, employees, accountants, counsel and other representatives of STC, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period, Camco shall furnish promptly to STC or a designated member of the STC Affiliated Group (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to SEC requirements and
(b) all other information concerning its business, properties and personnel as STC or the other members of the STC Affiliated Group may reasonably request. Upon reasonable notice, STC shall provide the officers, employees, accountants, counsel and other representatives of Camco such information and materials concerning STC and the other members of the STC Affiliated Group as is reasonably necessary for Camco to complete its due diligence with respect to this Merger Agreement and the Transaction Agreement. Camco agrees that neither Camco nor any of its Subsidiaries or any representatives of any of the foregoing entities will use any information obtained pursuant to this Section
5.1 for any purpose unrelated to the consummation of the transactions contemplated by this Merger Agreement and the Transaction Agreement. STC agrees that no member of the STC Affiliated Group, or any representative of any member of the STC Affiliated Group will use any information obtained pursuant to this Section 5.1 for any purpose unrelated to the consummation of the transactions contemplated by this Merger Agreement and the Transaction Agreement. Notwithstanding the foregoing, neither Camco nor STC shall be required to give the other party any information that is subject to a confidentiality agreement and that relates primarily to a party other than Camco and its subsidiaries on the one hand or a member of the STC Affiliated Group on the other. The Confidentiality Agreements dated as of May 11, 1998 between STC and Camco (the "Confidentiality Agreements") shall apply with respect to information furnished thereunder or hereunder and any other activities contemplated thereby.

  5.2 Camco Stockholders' Meeting. Camco shall call a meeting of its stockholders to be held as promptly as practicable after the date hereof for the purpose of voting upon this Merger Agreement and the Merger. Subject to Sections 4.2(a) and (b), Camco will, through its Board of Directors, recommend to its stockholders approval of such matters and not rescind such recommendation and shall use its best efforts to obtain approval and adoption of this Merger Agreement and the Merger by its stockholders. Camco shall use all reasonable efforts to hold such meeting as soon as practicable after the date upon which the S-4 becomes effective.

  5.3 Legal Conditions to Merger.

    (i) Except as otherwise provided herein, each of Camco, STC and Sub will take all reasonable actions necessary to comply promptly with all legal requirements that may be imposed on such party with respect to the Merger (including, without limitation, furnishing all information required under the HSR Act and in connection with approvals of or filings with any other Governmental Entity) and will promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them or any of their Subsidiaries in connection with the Merger. Each of Camco and STC will, and will cause its respective Subsidiaries to, take all actions necessary to obtain (and will cooperate with each other in obtaining) any consent, acquiescence, authorization, order or approval of, or any exemption or nonopposition by, any Governmental Entity or court required to be obtained or made by Camco, STC or any of their Subsidiaries in connection with the Merger or the taking of any action contemplated thereby or by this Merger Agreement, including complying with any requests or orders made by the Justice Department or the Federal Trade Commission in connection with the Merger.

    (ii) Each of the parties hereto shall file a premerger notification and report form under the HSR Act with respect to the Merger as promptly as reasonably possible following execution and delivery of this Agreement. Each of the parties agrees to use reasonable efforts to promptly respond to any request for additional information pursuant to Section (e)(1) of the HSR Act. Except as otherwise required by United States regulatory considerations, Camco will furnish to STC copies of all correspondence, filings or communications (or memoranda setting forth the substance thereof (collectively, "Company HSR Documents")) between Camco, or any of its respective representatives, on the one hand, and any governmental entity, or members of the staff of such agency or authority, on the other hand, with respect to this Agreement or the Merger; provided; however, that (x) with respect to documents and other materials filed by or on behalf of Camco with the Antitrust Division of the Department of Justice, the Federal Trade Commission, or any state attorneys general that are available for review by STC, copies will not be required to be provided to STC and (y) with respect to any Camco HSR Documents (1) that contain any information which, in the reasonable judgment of Fulbright & Jaworski L.L.P., should not be furnished to STC because of antitrust considerations or (2) relating to a request for additional information pursuant to Section (e)(1) of the HSR Act, the obligation of Camco to furnish any such Camco HSR Documents to STC shall be satisfied by the delivery of such Camco HSR Documents on a confidential basis to Baker & Botts, L.L.P., pursuant to a confidentiality agreement in form and substance reasonably satisfactory to STC. Except as otherwise required by United States regulatory considerations, STC will furnish to Camco copies of all correspondence, filings or communications (or memoranda setting forth the substance thereof (collectively, "STC HSR Documents")) between STC or any of its representatives, on the one hand, and any Governmental Entity, or member of the staff of such agency or authority, on the other hand, and any Governmental Entity, or member of the staff of such agency or authority, on the other hand, with respect to this Agreement or the Merger; provided, however, that (x) with respect to documents and other materials filed by or on behalf of STC with the Antitrust Division of the Department of Justice, the Federal Trade Commission, or any state attorneys general that are available for review by Camco, copies will not be required to be provided to Camco, and (y) with respect to any STC HSR Documents (1) that contain information which, in the reasonable judgment of Baker & Botts, L.L.P., should not be furnished to Camco because of antitrust considerations or (2) relating to a request for additional information pursuant to Section (e)(1) of the HSR Act, the obligation of STC to furnish any such STC HSR Documents to Camco shall be satisfied by the delivery of such STC HSR Documents on a confidential basis to Fulbright & Jaworski L.L.P. pursuant to a confidentiality agreement in form and substance reasonably satisfactory to Camco.

    (iii) In the event that any governmental body with jurisdiction of this Merger shall require any member of the STC Affiliated Group to agree to take or not to take any action as a condition to approving or not objecting to the Merger, STC will take such action (A) if the loss in annual revenues to the Surviving Corporation would reasonably be expected not to exceed $75 million during the ensuing twelve months following the Closing, or (B) if STC otherwise considers it reasonable and appropriate in the circumstances to take such action.

  5.4 Agreements of Others. No later than five days prior to the day on which the meeting of stockholders of Camco to approve the Merger is held, Camco shall use its best efforts to cause each person who STC reasonably believes to be an affiliate of Camco within the meaning of Rule 145 of the General Rules and Regulations of the SEC under the Securities Act, after consultation with Camco and its legal counsel, to deliver (a) a written agreement, in the form to be approved by STC and Camco, that such persons will not sell, pledge, transfer or otherwise dispose of any shares of Schlumberger Common Stock issued to such persons pursuant to the Merger or any other shares of Schlumberger Common Stock that such persons control the disposition of, except pursuant to an effective registration statement or in compliance with Rule 145 or an exemption from the registration requirements of the Securities Act and
(b) a written agreement, in the form to be approved by STC and Camco, that such persons will not sell or in any other way reduce his or her risk relative to any shares of Schlumberger Common Stock received in the Merger (within the meaning of Section 201.01 of the SEC's Financial Reporting Release No. 1), until such time as financial results (including combined sales and net income) covering at least 30 days of post-merger operations have been published, except as permitted by Staff Accounting Bulletin No. 76 (or any successor thereto) issued by the SEC.

  5.5 Stock Options. At the Effective Time, each outstanding option to purchase Camco Common Stock and any stock appreciation rights related thereto that has been granted pursuant to the Camco Stock Plans ("Camco Stock Option"), whether vested or unvested, shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Camco Stock Option, a number of shares of Schlumberger Common Stock equal to the number of shares of Camco Common Stock purchasable pursuant to such Camco Stock Option multiplied by the Conversion Number, at a price per share equal to the per-share exercise price for the shares of Camco Common Stock purchasable pursuant to such Camco Stock Option divided by the Conversion Number; provided, however, that in the case of any Camco Stock Option to which Code Section 421 applies by reason of its qualification under any of the Code Sections 422-424, the exercise price and number of shares subject to such option shall be determined in a manner that meets the requirements for issuing or assuming a stock option in a transaction to which Code Section 424(a) applies and provided further, that the number of shares of Schlumberger Common Stock that may be purchased upon exercise of such Camco Stock Option shall not include any fractional share and, upon exercise of such Camco Stock Option, a cash payment shall be made for any fractional share based upon the closing price of a share of Schlumberger Common Stock on the NYSE on the last trading day of the calendar month immediately preceding the date of exercise.

  5.6 Indemnification; Directors' and Officers' Insurance.

    (a) Camco shall, and from and after the Effective Time, STC and the Surviving Corporation shall, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer or director of Camco or any of its Subsidiaries or an employee of Camco or any of its Subsidiaries who acts as a fiduciary under any Camco Benefit Plans (the "Indemnified Parties") against all losses, claims, damages, costs, expenses (including attorneys' fees), liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party (which approval shall not be unreasonably withheld) of or in connection with any threatened or actual claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or such employee of Camco or any Subsidiary, whether pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time (including arising out of or relating to the Merger, the consummation of the transactions contemplated herein, and any action taken in connection therewith) ("Indemnified Liabilities"). Any Indemnified Party wishing to claim indemnification under this Section 5.6, upon learning of any such claim, action, suit, proceeding or investigation, shall notify Camco (or after the Effective Time, STC and the Surviving Corporation), but the failure so to notify shall not relieve a party from any liability that it may have under this Section 5.6, except to the extent such failure materially prejudices such party. The Indemnified Parties as a group may retain only one law firm to represent them with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties.

    (b) STC shall use its reasonable best efforts to purchase and maintain in effect for the benefit of the Indemnified Parties for a period of six years after the Effective Time, directors' and officers' liability insurance of at least the same coverage and amounts containing terms and conditions that are no less advantageous in any material respect to the Indemnified Parties than that maintained by Camco and its Subsidiaries as of the date of this Merger Agreement with respect to matters arising before the Effective Time, provided that STC shall not be required to pay an annual premium for such insurance in excess of two times the last annual premium paid by Camco prior to the date hereof, but in such case shall purchase as much coverage as possible for such amount.

    (c) All rights to indemnification for acts or omissions occurring prior to the Effective Time now existing in favor of the Indemnified Parties as provided in the Certificate of Incorporation or by-laws of Camco or its subsidiaries and in any indemnification agreements to which they are parties shall survive the Merger, and the Surviving Corporation shall continue such indemnification rights for acts or omissions prior to the Effective Time in full force and effect in accordance with their terms and STC shall be financially responsible therefor. The provisions of this
  Section 5.6 are intended to be for the benefit of, and shall be enforceable by, the parties hereto and each Indemnified Party, and his or her heirs and representatives.

  5.7 Agreement to Defend. In the event any claim, action, suit, investigation or other proceeding by any governmental body or other person or other legal or administrative proceeding is commenced that questions the validity or legality of the transactions contemplated hereby or seeks damages in connection therewith, the parties hereto agree to cooperate and use their reasonable efforts to defend against and respond thereto.

  5.8 Accounting Matters. During the period from the date of this Merger Agreement through the Effective Time, unless the parties shall otherwise agree in writing, neither STC nor Camco or any of their respective Subsidiaries shall take or fail to take any reasonable action which action or failure to act would knowingly jeopardize the treatment of Camco's combination with Sub as a pooling of interests for accounting purposes and each of STC and Camco will take all reasonable steps to permit the Merger to be treated as a pooling of interest for accounting purposes.

  5.9 Public Announcements. STC and Camco will agree with each other with respect to the contents thereof before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Merger Agreement, except as may be required by applicable law or by obligations pursuant to any listing agreement with any national securities exchange or transaction reporting system.

  5.10 Other Actions. Except as contemplated by this Merger Agreement, neither STC nor Camco shall, and shall not permit any of its Subsidiaries to, take or agree or commit to take any action that is reasonably likely to result in any of its respective representations or warranties hereunder being untrue in any material respect or in any of the conditions to the Merger set forth in
Article VI not being satisfied.

  5.11 Advice of Changes; SEC Filings. STC and Camco shall confer on a regular basis with each other, report on operational matters and promptly advise each other orally and in writing of any change or event having, or which, insofar as can reasonably be foreseen, could have, a Material Adverse Effect on the STC Affiliated Group or Camco, as the case may be. Camco and STC shall promptly provide each other (or their respective counsel) copies of all filings made by such party (or in the case of STC, made by Schlumberger) with the SEC or any other state or federal Governmental Entity in connection with this Merger Agreement and the transactions contemplated hereby.

  5.12 Reorganization. It is the intention of STC and Camco that the Merger will qualify as a reorganization described in Section 368(a)(1)(B) of the Code (and any comparable provisions of applicable state law). Neither Camco nor STC (or any of their respective Subsidiaries) will take or omit to take any action (whether before, on or after the Closing Date) that would cause the Merger not to be so treated. The parties will characterize the Merger as such a reorganization for purposes of all Returns and other filings.

  5.13 Delivery of Schlumberger Common Stock. Prior to the Merger, STC will acquire and will contribute to Sub that number of shares of Schlumberger Common Stock which Sub is required to deliver pursuant to Section 2.1(c).

  5.14 Employee Matters.

    (a) Employment. STC and Camco agree that all employees of Camco and its Subsidiaries immediately prior to the Effective Time shall be employed by the Surviving Corporation immediately after the Effective Time (referred to herein during such continuing employment as "Continuing Employees").

    (b) Benefits Accrued at the Effective Time. STC will take, or cause the appropriate member of the STC Group (as defined below) to take, all actions necessary to preserve and maintain with respect to the Camco Benefit Plans in effect at the Effective Time, benefits accrued and service credit accrued to the Continuing Employees and the Camco Retirees during employment with Camco and its Subsidiaries prior to the Effective Time; provided, however, that unless otherwise expressly provided in this Agreement, nothing contained in this Section 5.14 shall preclude any member of the STC Group from amending any such plan to cease the accrual of benefits thereunder after the Effective Time or terminating any such plan provided such amendment or termination does not adversely affect the benefits accrued thereunder, if any, at the Effective Time. As used herein, the "STC Group" means the Surviving Corporation and all members of the STC Affiliated Group.

    (c) General Agreement as to Employee Benefit Coverage after the Effective Time. Unless otherwise expressly addressed in this Section 5.14, this
  Section 5.14(c) shall govern the obligations of the STC Group with respect to employee benefits for Continuing Employees and for employees who are eligible for retirement benefits attributable to employment with Camco or a Camco Affiliate, whether before, at or after the Effective Time (referred to herein as "Camco Retirees").

      (i) Benefit Coverage. STC will take, and cause the appropriate member of the STC Group to take, such actions as are necessary so that for the remainder of the calendar year in which the Effective Time occurs, Continuing Employees and Camco Retirees will be provided with employee benefit plans, programs, policies and arrangements that are no less favorable to such employees and retirees as those provided as of the Effective Time. Thereafter, the STC Group will provide the Continuing Employees and Camco Retirees with benefits that, in the aggregate, are not less favorable than those then provided to Similarly Situated Employees (as defined in the next sentence). As used herein, the phrase "Similarly Situated Employees" means that group of employees (or retirees, as applicable) of the STC Group principally employed in the oil field service operations of the STC Group generally whose job descriptions, working conditions, wage rates and other conditions of employment are (or were) the most similar to those of the Continuing Employees (or the Camco Retirees) or, if there is no such group of employees, a group of employees engaged in the drilling or completing of oil and/or gas wells, all as reasonably determined by STC.

      (ii) Service Crediting. In the event a STC Group employee benefit plan, program, policy or arrangement is made available to Continuing Employees or Camco Retirees, all periods of service with Camco and its Subsidiaries and any other entity that is within the same controlled group as Camco under Section 414(b), (c), (m) or (o) of the Code or
    Section 4001 of ERISA (the "Camco Controlled Group"), will be credited to such employees or retirees for all purposes (other than accrual of benefits), including vesting and the eligibility to participate and receive benefits for which a specified period of service is required under such STC Group employee benefit plan, program, policy or arrangement.

      (iii) Certain Welfare Plan Provisions. STC will take, or cause the appropriate member of the STC Group to take, such actions as are necessary so that Continuing Employees and Camco Retirees shall not be subject to preexisting condition exclusions or waiting periods for welfare benefit plan coverages (except to the extent so subject prior to the Effective Time) under any STC Group welfare benefit plan that is made available to them and shall receive full credit for any copayments and deductibles already incurred under the comparable plan of Camco and its Subsidiaries during the applicable plan year in which the Effective Time occurs.

    (d) Specific Agreements as to Employee Benefit Coverage after the Effective Time. The following provisions shall modify the obligations of the STC Group under Section 5.14(c) to the extent set forth below.

      (i) Severance Policies or Plans. For the period commencing on the Effective Time and ending on December 31, 1999, a Continuing Employee who is not a party to an individual agreement providing for the payment of severance benefits shall be provided with continued coverage under the Camco Benefit Plan providing for severance benefit coverage to the Continuing Employee at the Effective Time or, if any member of the STC Group maintains a severance plan that would otherwise cover the Continuing Employee by its terms and such plan would provide greater benefits to the Continuing Employee, the employee instead shall be provided with coverage under such superior STC Group severance plan while eligible for such plan during the period commencing on the Effective Time and ending on December 31, 1999. From and after January 1, 2000, for as long as the STC Group maintains a severance plan for its Similarly Situated Employees, a Continuing Employee who is not a party to an individual severance agreement shall be provided with coverage under the STC Group severance plan. Continuing Employees will accrue severance plan credit at the same rate as Similarly Situated Employees and, for this purpose, years of service with the Camco Controlled Group prior to the Effective Time will be credited.

      (ii) Management and Sales Incentive Compensation Programs. The following provisions shall apply to those Camco Benefit Plans that provide for management and sales incentive compensation and that are in effect at the Effective Time. In the event that a participant in an incentive compensation program ceases to be an employee for any reason other than termination for cause or voluntary resignation, or in the event that a participant is reassigned to a business unit which is no longer within the Camco incentive compensation measurements, the participant will receive an incentive compensation payment as measured against the plan at the end of the prior quarter and based on an annual award prorated for the fraction of the year up to the change in employment status. In the event that a reorganization results in a business unit being removed from the Camco incentive compensation measurements, the measurements of the plan will be adjusted to eliminate the objectives of that business unit from the performance evaluation for calculation of incentive compensation payments for the remaining business units. Voluntary resignation shall not include termination under Section 2(a) of a Camco Executive Severance Agreement.

      (iii) Qualified Defined Contribution Plans. No Camco Benefit Plan that is a qualified defined contribution pension plan shall be terminated in a manner that would generate a distributable event to a participant (unless the corresponding plan(s) maintained by the STC Group for Similarly Situated Employees are also so terminated). The STC Group may make employer contributions under qualified defined contribution plans for Continuing Employees at a rate or level that differ from the contributions made under such plans for Similarly Situated Employees based on the relative profits of the STC Group operating unit or division employing Continuing Employees as compared to the profits of the STC Group operating unit or division employing Similarly Situated Employees.

      (iv) Qualified Defined Benefit Plans.

        (A) Freeze of Benefit Accruals. Benefit accruals by a participant in any Camco Benefit Plan that is a qualified defined benefit pension plan (a "Camco Defined Benefit Plan") may be frozen by a member of the STC Group at any time on or after the close of the calendar year in which the Effective Time occurs, provided that the definition for compensation includes covered earnings up to the date the plan is frozen and further provided that Continuing Employees then commence accruing a benefit under a qualified defined benefit pension plan sponsored by a member of the STC Group (a "STC Group Defined Benefit Plan") if Similarly Situated Employees are then accruing a benefit under such a plan. An ad hoc benefit adjustment shall be made to the frozen benefit attributable to the Camco Defined Benefit Plan to the extent such an adjustment is made under a STC Group Defined Benefit Plan.

        (B) Service Crediting. In the event that the benefit accrual of a Continuing Employee under a Camco Defined Benefit Plan is frozen, or a Camco Defined Benefit Plan is merged into a STC Group Defined Benefit Plan, the following service crediting provisions (in addition to any service crediting provisions of Section 5.14(c) that are not inconsistent with this paragraph) shall apply to any benefit accrued after the Effective Time under such STC Group Defined Benefit Plan: Continuing Employees will be credited with service equal to the employees' accrued vesting service under the Camco Defined Benefit Plan for periods prior to the Effective Time, for purposes of vesting, eligibility to participate, eligibility for enhanced levels of benefit accrual and eligibility for early retirement.

        (C) Early Retirement. Notwithstanding the foregoing, the early retirement provisions of the Camco Defined Benefit Plan that is merged into a STC Group Defined Benefit Plan or under which the accrued benefit of a Continuing Employee is frozen shall continue to apply to the benefit accrued under the provisions of the Camco Defined Benefit Plan rather than the early retirement provisions of the STC Group Defined Benefit Plan. To the extent that a Continuing Employee commences receipt of an early retirement benefit under a STC Group Defined Benefit Plan prior to the time that the benefit accrued under a Camco Defined Benefit Plan would be payable, the benefit accrued under the Camco Defined Benefit Plan shall nevertheless commence being paid at the same time as the benefit under the STC Group Defined Benefit Plan, but shall be actuarially reduced to reflect such early commencement.

      (v) Retiree Medical Coverage. For so long as the STC Group provides retiree medical coverage to its eligible retiring Similarly Situated Employees, retiree medical coverage under a Camco Benefit Plan or a plan maintained by a member of the STC Group shall be made available to eligible Camco Retirees. The STC Group may impose eligibility criteria of attainment of age 60 during employment with 20 years of service (within the meaning of the vesting service definition of the Camco Benefit Plan that is a qualified defined benefit pension plan and that covers the employee at the Effective Time) for such coverage, but no more restrictive eligibility criteria unless such more restrictive criteria also applies to Similarly Situated Employees. However, a Continuing Employee who, at the Effective Time, is age 55 and has accrued 15 or more years of service shall be eligible, upon an involuntary termination of employment entitling the employee to benefits under a STC Group or Camco severance plan or agreement, for the same retiree medical coverage provided to other Camco Retirees, notwithstanding the age and service eligibility criteria otherwise applicable for retiree medical coverage. Camco Retirees may be required to pay premiums for retiree medical coverage up to, but not in excess of, the highest premium permitted to be charged for such continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1986 unless higher premiums also are required from Similarly Situated Employees who retire.

      (vii) U.K. Performance Related Pay (PRP) Plans. Camco Benefit Plans that are PRP plans will not be discontinued prior to the close of the calendar year in which the Effective Time occurs.

      (viii) Health Care and Dependent Care Flexible Spending Accounts. Camco Benefit Plans that are flexible spending accounts within the meaning of Code Section 125 and the regulations thereunder will not be discontinued prior to the close of the calendar year in which the Effective Time occurs.

    (e) Vacation. With respect to the calendar year in which the Effective Time occurs, a Continuing Employee will be permitted to take vacation after the Effective Time (in accordance with the STC Group vacation policies generally applicable to Similarly Situated Employees) for accrued and unused vacation days (determined under the vacation policies of Camco) that such Continuing Employee is entitled to use for the calendar year in which the Effective Time occurs. Continuing Employees shall receive pay in lieu of such unused vacation time at the end of the calendar year in which the Effective Time occurs. In addition, with respect to vacation time that is earned during the calendar year in which the Effective Time occurs

  (which may be taken in the subsequent calendar year under the vacation policies of Camco) (the "Vacation Accrual"), the Vacation Accrual shall, on the first day of such subsequent calendar year, be credited to the Continuing Employees' vacation credit accounts under the applicable STC Group vacation policy for the calendar year following the Effective Time, up to the maximum allowed under the vacation policies of the STC Group, and the Continuing Employees will be paid for any Vacation Accrual in excess of such maximum. Continuing Employees will, in addition to having their Vacation Accrual credited as of the first day of the calendar year following the Effective Time, accrue vacation time for calendar years commencing on and after the Effective Time at the same rate as Similarly Situated Employees and, for this purpose, years of service with the Camco Controlled Group prior to the Effective Time will be credited. Notwithstanding the foregoing, the total vacation time credited to a Continuing Employee's vacation credit account for the calendar year following the Effective Time (both by the Vacation Accrual credit made at the beginning of the year and vacation accrued thereafter) shall not exceed the maximum allowed under the applicable vacation policies of the STC Group.

    (f) Retention Bonus Program. Notwithstanding the provisions of Section 4.1(h), STC agrees that Camco may establish a retention bonus program for the benefit of certain named Continuing Employees ("Eligible Employees"), subject to the following limitations: The number of Eligible Employees shall not exceed 100. The total amount of retention bonuses potentially payable under the program shall not exceed $5 million. A retention bonus will only be paid to an Eligible Employee who remains in the employ of the STC Group until the first to occur of (i) the first anniversary of the Effective Time or (ii) the date such Eligible Employee's employment is involuntarily terminated other than for cause by any member of the STC Group. Documentation of the program (including the names and titles of the Eligible Employees and the amount of the retention bonus potentially payable to each Eligible Employee) shall be subject to the comment and advance approval of STC, which approval shall not unreasonably be withheld.

    (g) Collective Bargaining Exception. The provisions of this Section 5.14 will not apply to Continuing Employees or Camco Retirees who are covered by a collective bargaining agreement to the extent such provisions are inconsistent with the terms of any applicable collective bargaining agreement.

    (h) Transferred Employees. A Continuing Employee who is transferred after the Effective Time to employment with an operating unit, subsidiary or affiliate of the STC Group other than the Surviving Corporation or any of its subsidiaries shall participate in the employee benefit plans, programs, policies and arrangements that are maintained by said employing entity for its employees.

                                  ARTICLE VI

                             Conditions Precedent

  6.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction prior to the Closing Date of the following conditions:

    (a) Camco Stockholder Approval. This Merger Agreement and the Merger shall have been approved and adopted by the affirmative vote of the holders of a majority of the outstanding shares of Camco Common Stock entitled to vote thereon.

    (b) NYSE Listing. The shares of Schlumberger Common Stock issuable to Camco stockholders pursuant to this Merger Agreement shall have been authorized for listing on the NYSE upon official notice of issuance.

    (c) Other Approvals. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and all filings required to be made prior to the Effective Time with, and all consents, approvals, permits and authorizations required to be obtained prior to the Effective Time from, any Governmental Entity in connection with the execution and delivery of this Merger Agreement and the consummation of the transactions contemplated hereby shall have been made or obtained (as the case may be), except where the failure to obtain such consents, approvals, permits and authorizations would not be reasonably likely to result in a Material Adverse Effect on the STC Affiliated Group (assuming the Merger has taken place) or to materially adversely affect the consummation of the Merger.

    (d) S-4. The S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

    (e) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (an "Injunction") preventing the consummation of the Merger shall be in effect; provided, however, that prior to invoking this condition, each party shall have complied fully with its obligations under Section 5.7 hereof and, in addition, shall use all reasonable efforts to have any such decree, ruling, injunction or order vacated, except as otherwise contemplated by this Merger Agreement.

    (f) Pooling Accounting. Camco and STC or a designated member of the STC Affiliated Group shall have received a letter from each of Arthur Andersen LLP and Price Waterhouse LLP, dated as of a date within two days prior to the Closing Date, in form and substance satisfactory to the respective receiving persons, to the effect that, in accordance with generally accepted accounting principles and the applicable rules and regulations of the SEC, Schlumberger and Camco are each eligible to be a party to a Merger accounted for as a "pooling of interests".

  6.2 Conditions of Obligations of STC and Sub. The obligations of STC and Sub to effect the Merger are subject to the satisfaction of the following conditions, any or all of which may be waived in whole or in part by STC.

    (a) Representations and Warranties. Each of the representations and warranties of Camco set forth in this Merger Agreement shall be true and correct in all material respects as of the date of this Merger Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except where the failure to be so true and correct (without giving effect to the individual materiality thresholds otherwise contained in Section 3.1 hereof) would not have a Material Adverse Effect on Camco (such that the aggregate of the Material Adverse Effect on Camco hereunder exceeds $200 million) and STC shall have received a certificate dated the Closing Date on behalf of Camco by the chief executive officer and chief financial officer of Camco to that effect.

    (b) Performance of Obligations of Camco. Camco shall have performed in all material respects all obligations required to be performed by it under this Merger Agreement at or prior to the Closing Date.

    (c) Letters from Camco Directors and Executive Officers. STC shall have received from each director and executive officer of Camco an executed copy of each of the agreements described in Section 5.4.

    (d) Certifications and Opinion. Camco shall have furnished STC with:

      (i) a certified copy of a resolution or resolutions duly adopted by the Board of Directors of Camco approving this Merger Agreement and consummation of the Merger and the transactions contemplated hereby and directing the submission of the Merger to a vote of the stockholders of Camco;

      (ii) a certified copy of a resolution or resolutions duly adopted by the holders of a majority of the outstanding shares of Camco Common Stock approving the Merger and the transactions contemplated hereby;

      (iii) a favorable opinion, dated the Closing Date, in customary form and substance, of Ronald R. Randall, Esquire, General Counsel of Camco, dated the Closing Date to the effect that:

        (A) Camco is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has corporate power to own its properties and assets and to carry on its business as presently conducted and as described in the Registration Statement;

        (B) Camco has the requisite corporate power to effect the Merger as contemplated by this Merger Agreement; the execution and delivery of this Merger Agreement did not, and the consummation of the Merger will not, violate any provision of Camco's Certificate of Incorporation or Bylaws; and upon the filing by the Surviving Corporation of the Certificate of Merger, the Merger shall become effective;

        (C) Each of Camco's Significant Subsidiaries is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation, and has corporate power to own its properties and assets and to carry on its business as presently conducted; and

        (D) The Board of Directors of Camco has taken all action required by the DGCL and its Certificate of Incorporation or its Bylaws to approve the Merger and to authorize the execution and delivery of this Merger Agreement and the transactions contemplated hereby; the Board of Directors and the stockholders of Camco have taken all action required by the DGCL and Camco's Certificate of Incorporation and By-Laws to authorize the Merger in accordance with the terms of this Merger Agreement; and this Merger Agreement is a valid and binding agreement of Camco enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws or judicial decisions now or hereafter in effect relating to creditors' rights generally or governing the availability of equitable relief.

    (e) Tax Opinion. STC or a designated member of the STC Affiliated Group shall have received an opinion, satisfactory to the receiving person, dated on or about the date that is two days prior to the date the Proxy Statement is first mailed to stockholders of Camco, of Baker & Botts, L.L.P., to the effect that, if the Merger is consummated in accordance with the terms of this Merger Agreement, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, Schlumberger, STC and Camco will each be a party to that reorganization within the meaning of Section 368(b) of the Code and no gain or loss will be recognized by Schlumberger, STC or Sub as a result of the Merger, which opinion shall not have been withdrawn or modified in any material respect. A second opinion, reconfirming the foregoing and dated as of the Closing Date, satisfactory to the receiving person, shall have been issued to STC or the designated member of the STC Affiliated Group. In rendering such opinions, such counsel may receive and rely upon representations of fact contained in certificates of Schlumberger, STC, Sub and Camco.

    (f) Transaction Agreement. Each of the obligations required to be performed by Camco under the Transaction Agreement of even date herewith between Schlumberger and Camco (the "Transaction Agreement") at or prior to the Delivery Date (as defined in the Transaction Agreement) shall have been performed in all material respects and each of the conditions set forth in
  Article V of the Transaction Agreement shall have been satisfied or waived as set forth therein.

  6.3 Conditions of Obligations of Camco. The obligation of Camco to effect the Merger is subject to the satisfaction of the following conditions, any or all of which may be waived in whole or in part by Camco:

    (a) Representations and Warranties. Each of the representations and warranties of STC and Sub set forth in this Merger Agreement shall be true and correct in all material respects as of the date of this Merger Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except where the failure to be so true and correct (without giving effect to the individual materiality thresholds otherwise contained in Section 3.2 hereof) would not have a Material Adverse Effect on the STC Affiliated Group (such that the aggregate of the Material Adverse Effect on the STC Affiliated Group hereunder exceeds $400 million) and Camco shall have received a certificate dated the Closing Date by a duly authorized officer of STC to that effect.

    (b) Performance of Obligations of STC and Sub. STC and Sub shall have performed in all material respects all obligations required to be performed by them under this Merger Agreement at or prior to the Closing Date.

    (c) Certifications and Opinion. STC shall have furnished Camco with:

      (i) a certified copy of a resolution or resolutions duly adopted by the Board of Directors or a duly authorized committee thereof of STC and Sub approving this Merger Agreement and consummation of the Merger and the transactions contemplated hereby;

      (ii) a favorable opinion, dated the Closing Date, in customary form and substance, of David S. Browning, Esquire, General Counsel of Schlumberger, to the effect that:

        (A) Each of STC and Sub is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has corporate power to own its properties and assets and to carry on its business as presently conducted and as described in the Registration Statement; STC and Sub each has the requisite corporate power to effect the Merger as contemplated by this Merger Agreement; the execution and delivery of this Merger Agreement did not, and the consummation of the Merger will not, violate any provision of STC's or Sub's Certificate of Incorporation or Bylaws; and upon the filing by the Surviving Corporation of the Certificate of Merger, the Merger shall become effective;

        (B) The respective Board of Directors of STC and Sub have taken all action required under its jurisdiction of incorporation, its Certificate of Incorporation or its Bylaws to authorize the execution and delivery of this Merger Agreement and the transactions contemplated hereby, and to authorize the Merger in accordance with the terms of this Merger Agreement; and this Merger Agreement is a valid and binding agreement of STC and Sub enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws or judicial decisions now or hereafter in effect relating to creditors' rights generally or governing the availability of equitable relief.

        (C) The shares of Schlumberger Common Stock to be delivered to the holders of Camco Common Stock pursuant to Article II are duly authorized and when issued and delivered as contemplated by this Merger Agreement will be legally and validly issued and fully paid and nonassessable and no stockholders of Schlumberger shall have any preemptive rights with respect thereto either pursuant to the organizational documents of Schlumberger or under applicable law of the jurisdiction of Schlumberger's organization.

    (d) Tax Opinion. Camco shall have received an opinion, satisfactory to Camco, dated on or about the date that is two days prior to the date the Proxy Statement is first mailed to stockholders of Camco, a copy of which will be furnished to STC, of Fulbright & Jaworski L.L.P., to the effect that, if the Merger is consummated in accordance with the terms of this Merger Agreement, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, Schlumberger, STC and Camco will each be a party to that reorganization within the meaning of Section 368(b) of the Code, no gain or loss will be recognized by the stockholders of Camco as a result of the Merger upon the conversion of shares of Camco Common Stock into shares of Schlumberger Common Stock and no gain or loss will be recognized by Camco as a result of the Merger, which opinion shall not have been withdrawn or modified in any material respect. A second opinion, reconfirming the foregoing and dated as of the Closing Date, shall have been issued to Camco and a copy shall have been provided to STC. In rendering such opinions, such counsel may receive and rely upon representations of fact contained in certificates of Schlumberger, STC, Sub and Camco.

    (e) Fairness Opinion. Morgan Stanley & Co. Incorporated has not revoked, modified or changed its opinion referred to in Section 3.1(p) in any manner adverse to the holders of the Common Stock of Camco.

    (f) Transaction Agreement. Each of the obligations required to be performed by Schlumberger under the Transaction Agreement at or prior to the Delivery Date (as defined in the Transaction Agreement) shall have been performed in all material respects and each of the conditions set forth in
  Article V of the Transaction Agreement shall have been satisfied or waived as set forth therein.

                                  ARTICLE VII

                           Termination and Amendment

  7.1 Termination. This Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of Camco:

    (a) by mutual written consent of Camco and STC, or by mutual action of their respective Boards of Directors;

    (b) by either Camco or STC if (i) the Merger shall not have been consummated by December 31, 1998 (provided that the right to terminate this Merger Agreement under this clause (i) shall not be available to any party whose breach of any representation or warranty or failure to fulfill any covenant or agreement under this Merger Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date);
  (ii) any court of competent jurisdiction, or some other governmental body or regulatory authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; or (iii) any required approval of the stockholders of Camco shall not have been obtained by reason of the failure to obtain the required vote upon a vote held at a duly held meeting of stockholders or at any adjournment thereof;

    (c) by STC if (i) for any reason Camco fails to call and hold a stockholders' meeting for the purpose of voting upon this Merger Agreement and the Merger by December 31, 1998; (ii) Camco shall have failed to comply in any material respect with any of the covenants or agreements contained in this Merger Agreement to be complied with or performed by Camco at or prior to such date of termination (provided such breach has not been cured within 30 days following receipt by Camco of notice of such breach and is existing at the time of termination of this Merger Agreement); (iii) any representations and warranties of Camco contained in this Merger Agreement shall not have been true when made (provided such breach has not been cured within 30 days following receipt by Camco of notice of such breach and is existing at the time of termination of this Merger Agreement) or on and as of the Effective Time as if made on and as of the Effective Time (except to the extent it relates to a particular date), except where the failure to be so true and correct (without giving effect to the individual materiality thresholds otherwise contained in Section 3.1 hereof) would not have a Material Adverse Effect on Camco such that the aggregate of the Material Adverse Effect on Camco exceeds $200 million; (iv) the Board of Directors of Camco or any committee thereof (A) withdraws, modifies or changes its recommendation of this Merger Agreement or the Merger in a manner adverse to the STC Affiliated Group or shall have resolved to do any of the foregoing, or (B) approves or recommends, or proposes to approve or recommend, any Acquisition Proposal; or (v) the Transaction Agreement shall have been terminated by Camco;

    (d) by Camco if (i) STC or Sub shall have failed to comply in any material respect with any of the covenants or agreements contained in this Merger Agreement to be complied with or performed by it at or prior to such date of termination (provided such breach has not been cured within 30 days following receipt by STC of notice of such breach and is existing at the time of termination of this Merger Agreement); (ii) any representations and warranties of STC or Sub contained in this Merger Agreement shall not have been true when made (provided such breach has not been cured within 30 days following receipt by STC of notice of such breach and is existing at the time of termination of this Merger Agreement) or on and as of the Effective Time as if made on and as of the Effective Time (except to the extent it relates to a particular date), except where the failure to be so true and correct (without giving effect to the individual materiality thresholds otherwise contained in Section 3.2 hereof) would not have a Material Adverse Effect on the STC Affiliated Group such that the aggregate of the Material Adverse Effect on the STC Affiliated Group exceeds $400 million;
  (iii) pursuant to Section 4.2(b) or (iv) the Transaction Agreement shall have been terminated by Schlumberger.

  7.2 Effect of Termination.

    (a) In the event of termination of this Merger Agreement by either Camco or STC as provided in Section 7.1, this Merger Agreement shall forthwith become void and there shall be no liability or obligation on the part of Camco or any member of the STC Affiliated Group except (i) with respect to this Section 7.2, the third and fourth sentences of Section 5.1 and Section 8.1, and (ii) to the extent that such termination results from the willful breach by a party hereto of any of its representations or warranties or of any of its covenants or agreements, in each case, as set forth in this Merger Agreement except as provided in Section 8.9.

    (b) If STC or Camco, as applicable, terminates this Merger Agreement pursuant to Section 4.2(b) or Section 7.1(c)(iv)(B), Camco shall immediately pay STC a fee of $90 million (the "Termination Fee") in cash or by wire transfer of immediately available funds to an account designated by STC.

    (c) If STC terminates this Agreement pursuant to Section 7.1(c)(iv)(A), Camco shall owe to STC the Termination Fee if Camco consummates a transaction pursuant to an Acquisition Proposal on or prior to September 30, 1999. The Termination Fee payable to STC under this Section 7.2(c), if any, shall be payable in cash or by wire transfer of immediately available funds to an account designated by STC on the consummation of the transaction, if any, referred to above.

    (d) Camco also agrees to pay to STC the Termination Fee if (i) after the date hereof and before the termination of this Merger Agreement, an Acquisition Proposal shall have been made and publicly announced by any party, (ii) the stockholders of Camco shall not have approved the Merger and (iii) on or prior to September 30, 1999, Camco consummated a transaction pursuant to an Acquisition Proposal. The Termination Fee payable under this Section 7.2(d) shall be payable on the consummation of such transaction.

  7.3 Amendment. This Merger Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of Camco, but, after any such approval, no amendment shall be made which by law requires further approval by such stockholders without such further approval. This Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

  7.4 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed: (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto; (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto; and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

                                 ARTICLE VIII

                              General Provisions

  8.1 Payment of Expenses. Each party hereto shall pay its own expenses incident to preparing for entering into and carrying out this Merger Agreement and the consummation of the transactions contemplated hereby, whether or not the Merger shall be consummated. In the event the Agreement is terminated for any reason, STC shall reimburse Camco up to $5 million for the actual cost of Camco's employee retention program.

  8.2 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties and agreements in this Merger Agreement or in any instrument delivered pursuant to this Merger Agreement shall survive the Effective Time and any liability for breach or violation thereof shall terminate absolutely and be of no further force and effect at and as of the Effective Time, except for the agreements contained in Sections 2.1, 2.2, 5.5, 5.6, 5.12, 5.13 and 7.2 and this Article VIII and the agreements delivered pursuant to Section 5.4.

The Confidentiality Agreements shall survive the execution and delivery of this Merger Agreement, and the provisions of the Confidentiality Agreements shall apply to all information and material delivered hereunder.

  8.3 Knowledge. When used herein, the terms "knowledge", "known to", "best knowledge" and terms of similar meaning shall mean the actual knowledge of (a) with respect to Camco, (i) the Chief Financial Officer, the Chief Accounting Officer, and the General Counsel and Secretary of Camco as of the date of this Agreement and (ii) all of officers of Camco as of the Closing Date and (b) with respect to the STC Affiliated Group, (A) (1) the President and (2) the Vice President and Secretary of STC, as of the date of this Agreement and (B) all of the officers of STC as of the Closing Date.

  8.4 Notices. Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, telegraphed or telecopied or sent by certified or registered mail, postage prepaid, and shall be deemed to be given, dated and received when so delivered personally, telegraphed or telecopied or, if mailed, five business days after the date of mailing to the following address or telecopy number, or to such other address or addresses as such person may subsequently designate by notice given hereunder:

       (a) if to STC or Sub, to:
           277 Park Avenue
           New York, New York 10172
           Attention: David S. Browning, Esquire
           Fax: (212) 350-9457

           with a copy to:

           Baker & Botts, L.L.P.
           910 Louisiana, Suite 3000
           Houston, Texas 77002
           Attention: Moulton A. Goodrum, Esquire
           Fax: (713) 229-1522

   and (b) if to Camco, to:

           Camco International, Inc.
           7030 Ardmore
           Houston, Texas 77054
           Attention: Ronald R. Randall, Esquire
           Fax: (713) 749-5625

   with a copy to:

           Fulbright & Jaworski LLP
           1301 McKinney, Suite 5100
           Houston, Texas 77010
           Attention: Michael C. Conlon, Esquire
           Fax: (713) 651-5246

  8.5 Interpretation. When a reference is made in this Merger Agreement to Sections, such reference shall be to a Section of this Merger Agreement unless otherwise indicated. The table of contents, glossary of defined terms and headings contained in this Merger Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Merger Agreement. Whenever the word "include," "includes" or "including" is used in this Merger Agreement, it shall be deemed to be followed by the words "without limitation." The phrase "made available" in this Merger Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available.

  8.6 Counterparts. This Merger Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

  8.7 Entire Agreement; No Third-Party Beneficiaries. This Merger Agreement (together with the Confidentiality Agreements, the Transaction Agreement and any other documents and instruments referred to herein) (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereto and (b) except as provided in Section 5.6, is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

  8.8 Governing Law. This Merger Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

  8.9 No Remedy in Certain Circumstances. Each party agrees that, should any court or other competent authority hold any provision of this Merger Agreement or part hereof to be null, void or unenforceable, or order any party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, the validity, legality and enforceability of the remaining provisions and obligations contained or set forth herein shall not in any way be affected or impaired thereby, unless the foregoing inconsistent action or the failure to take an action constitutes a material breach of this Merger Agreement or makes the Merger Agreement impossible to perform in which case this Merger Agreement shall terminate pursuant to Article VII hereof. Except as otherwise contemplated by this Merger Agreement, to the extent that a party hereto took an action inconsistent herewith or failed to take action consistent herewith or required hereby pursuant to an order or judgment of a court or other competent authority, such party shall not incur any liability or obligation unless such party breached its obligations under Section 5.3 hereof or did not in good faith seek to resist or object to the imposition or entering of such order or judgment.

  8.10 Assignment. Neither this Merger Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Sub may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to any newly formed direct or indirect wholly owned Subsidiary of STC. Subject to the preceding sentence, this Merger Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

  8.11 Enforcement of the Agreement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Merger Agreement and to enforce specifically the terms and provisions hereof in any court of the United States located in the State of Delaware or in the Chancery Court of the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any Federal or state court sitting in Wilmington, Delaware in the event any dispute between the parties hereto arises out of this Agreement solely in connection with such a suit between the parties, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement in any court other than a Federal or state court sitting in Wilmington, Delaware.

  IN WITNESS WHEREOF, each party has caused this Merger Agreement to be signed by its respective officers thereunto duly authorized, all as of the date first written above.

                                     SCHLUMBERGER TECHNOLOGY CORPORATION

                                               /s/ Arthur Lindenauer
                                     By:_______________________________________
                                         Arthur Lindenauer
                                         President

                                     SCHLUMBERGER OFS, INC.

                                               /s/ Arthur Lindenauer
                                     By:_______________________________________
                                         Arthur Lindenauer
                                         President

                                     CAMCO INTERNATIONAL, INC.

                                               /s/ Gilbert H. Tausch
                                     By:_______________________________________
                                         Gilbert H. Tausch
                                         President and Chief Executive Officer

                                                                         ANNEX B

                             TRANSACTION AGREEMENT

                                    BETWEEN

                              SCHLUMBERGER LIMITED

                                      AND

                            CAMCO INTERNATIONAL INC.

                           DATED AS OF JUNE 18, 1998

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
 ARTICLE I   DEFINITIONS..................................................  B-1
 ARTICLE II  DELIVERY, REGISTRATION AND LISTING OF SCHLUMBERGER STOCK.....  B-3
    2.1      Delivery of Schlumberger Common Stock........................  B-3
    2.2      Preparation of S-4 and the Proxy Statement...................  B-3
    2.3      Authorization for Shares and Stock Exchange Listing..........  B-3
 ARTICLE III REPRESENTATIONS AND WARRANTIES...............................  B-3
    3.1      Representations and Warranties of Camco......................  B-3
             (a) Authority; No Violations; Consents and Approvals.........  B-3
             (b) Litigation...............................................  B-5
             (c) Incorporation by Reference...............................  B-5
    3.2      Representations and Warranties of Schlumberger...............  B-5
             (a) Organization, Standing and Power.........................  B-5
             (b) Capital Structure........................................  B-5
             (c) Authority; No Violations, Consents and Approvals.........  B-6
             (d) SEC Documents............................................  B-7
             (e) Information Supplied.....................................  B-7
             (f) Absence of Certain Changes or Events.....................  B-7
             (g) No Undisclosed Material Liabilities......................  B-8
             (h) Litigation...............................................  B-8
             (i) No Vote Required.........................................  B-8
             (j) Accounting Matters.......................................  B-8
             (k) Beneficial Ownership of Camco Common Stock...............  B-8
             (l) Material Contracts and Agreements........................  B-8
 ARTICLE IV  ADDITIONAL AGREEMENTS........................................  B-8
    4.1      Legal Conditions to Merger...................................  B-8
    4.2      Agreement to Defend..........................................  B-9
    4.3      Accounting Matters...........................................  B-9
    4.4      Public Announcements.........................................  B-10
    4.5      Other Actions................................................  B-10
    4.6      Advice of Changes; SEC Filings...............................  B-10
    4.7      Reorganization...............................................  B-10
    4.8      Takeover Defenses............................................  B-10
    4.9      Letter of Camco's Accountants................................  B-10
    4.10     Letter of Schlumberger's Accountants.........................  B-10
    4.11     Rights Agreement.............................................  B-10
    4.12     Stock Options................................................  B-11
 ARTICLE V   CONDITIONS PRECEDENT.........................................  B-11
    5.1      Conditions to Camco's Closing Deliveries.....................  B-11
             (a) Representations and Warranties...........................  B-11
             (b) Performance of Obligations of Schlumberger...............  B-11
             (c) Certifications and Opinion...............................  B-11
             (d) Fairness Opinion.........................................  B-12
    5.2      Conditions to Schlumberger's Closing Deliveries..............  B-12
             (a) Representations and Warranties...........................  B-12
             (b) Performance of Obligations of Camco......................  B-12
             (c) Certifications and Opinion...............................  B-12

                                                                            PAGE
                                                                            ----
 ARTICLE VI  TERMINATION AND AMENDMENT....................................  B-13
    6.1      Termination..................................................  B-13
    6.2      Effect of Termination........................................  B-13
    6.3      Amendment....................................................  B-13
    6.4      Extension; Waiver............................................  B-14
 ARTICLE VII GENERAL PROVISIONS...........................................  B-14
    7.1      Payment of Expenses..........................................  B-14
    7.2      Nonsurvival of Representations, Warranties and Agreements....  B-14
    7.3      Notices......................................................  B-14
    7.4      Interpretation...............................................  B-15
    7.5      Counterparts.................................................  B-15
    7.6      Entire Agreement; No Third-Party Beneficiaries...............  B-15
    7.7      Governing Law................................................  B-15
    7.8      No Remedy in Certain Circumstances...........................  B-15
    7.9      Assignment...................................................  B-15
    7.10     Enforcement of the Agreement.................................  B-15

EXHIBITS:

Exhibit A--Agreement and Plan of Merger

                             TRANSACTION AGREEMENT

  THIS TRANSACTION AGREEMENT, dated as of June 18, 1998 (this "Transaction Agreement"), is by and between Schlumberger Limited, a Netherlands Antilles corporation ("Schlumberger"), and Camco International Inc., a Delaware corporation ("Camco").

  WHEREAS, pursuant to that certain Agreement and Plan of Merger of even date herewith, among Schlumberger Technology Corporation, a Texas corporation and a wholly owned subsidiary of Schlumberger ("STC"), Schlumberger OFS, Inc., a Delaware corporation and a wholly owned Subsidiary of STC ("Sub"), and Camco (the "Merger Agreement"), Sub will be merged with and into Camco with Camco becoming a wholly owned subsidiary of STC (the "Merger");

  WHEREAS, the Board of Directors at Camco and Schlumberger have each determined that this Transaction Agreement and the transactions contemplated hereby are in the best interests of their respective stockholders;

  WHEREAS, pursuant to the Merger Agreement, each outstanding share of common stock, par value $.01 per share, of Camco ("Camco Common Stock") will be exchanged for and converted into 1.18 (the "Conversion Number") shares of voting common stock, par value $.01 per share of Schlumberger ("Schlumberger Common Stock"); and

  WHEREAS, Schlumberger desires to make certain representations and commitments in connection with the Merger;

  NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, the parties agree as follows:

                                   ARTICLE I

                                  Definitions

  As used in this Transaction Agreement, the following terms shall have the following meanings:

  "Camco" has the meaning set forth in the preamble hereto.

  "Camco Common Stock" has the meaning set forth in the recitals hereto.

  "Camco Disclosure Letter" means the disclosure letter delivered by Camco to STC pursuant to the Merger Agreement.

  "Camco Litigation" has the meaning set forth in Section 3.1(b) hereof.

  "Camco Order" has the meaning set forth in Section 3.1(j) of the Merger Agreement.

  "Camco Stock Option" has the meaning set forth in Section 5.5 of the Merger Agreement.

  "Certificate of Merger" has the meaning set forth in Section 1.1 of the Merger Agreement.

  "Closing" has the meaning set forth in Section 1.1 of the Merger Agreement.

  "Closing Date" has the meaning set forth in Section 1.2 of the Merger
Agreement.

  "Code" has the meaning set forth in the recitals to the Merger Agreement.

  "Confidentiality Agreements" has the meaning set forth in Section 5.1 of the Merger Agreement.

  "Conversion Number" has the meaning set forth in the recitals hereto.

  "Delivery Date" has the meaning set forth in Section 2.1 hereof.

  "DGCL" has the meaning set forth in Section 1.1 of the Merger Agreement.

  "Effective Time" has the meaning set forth in Section 1.1 of the Merger Agreement.

  "Exchange Act" has the meaning set forth in Section 3.1(a)(iii) hereof.

  "GAAP" has the meaning set forth in Section 3.1(d) of the Merger Agreement.

  "Governmental Entity" has the meaning set forth in Section 3.1(a)(iii) hereof.

  "HSR Act" has the meaning set forth in Section 3.1(a)(iii) hereof.

  "Knowledge" "known to", "best knowledge" and terms of similar meaning shall mean (a) with respect to Camco, (i) the Chief Financial Officer, the Chief Accounting Officer and the General Counsel and Secretary of Camco as of the date of this Agreement and (ii) all of the officers of Camco as of the Closing Date and (b) with respect to Schlumberger, (A) (1) the Executive Vice President, Chief Financial Officer and (2) the General Counsel and Secretary of Schlumberger, as of the date of this Agreement and (B) all of the officers of Schlumberger as of the Closing Date.

  "Material Adverse Effect" has the meaning set forth in Section 3.1(a)(i) hereof.

  "Merger" has the meaning set forth in the recitals hereto.

  "Merger Agreement" has the meaning set forth in the recitals hereto.

  "NYSE" has the meaning set forth in Section 3.2(c)(iii) hereof.

  "Proxy Statement" has the meaning set forth in Section 3.1(a)(iii) hereof.

  "Returns" has the meaning set forth in Section 3.1(k)(i) of the Merger Agreement.

  "Rights Agreement" has the meaning set forth in Section 3.1(b) of the Merger Agreement.

  "S-4" has the meaning set forth in Section 3.1(e) of the Merger Agreement.

  "Schlumberger" has the meaning set forth in the preamble hereto.

  "Schlumberger Common Stock" has the meaning set forth in the recitals hereto.

  "Schlumberger Disclosure Letter" means the disclosure letter delivered by Schlumberger to Camco pursuant to this Transaction Agreement.

  "Schlumberger Litigation" has the meaning set forth in Section 3.2(h) hereof.

  "Schlumberger Option Plans" has the meaning set forth in Section 3.2(b) hereof.

  "Schlumberger Preferred Stock" has the meaning set forth in 3.2(b) hereof.

  "Schlumberger SEC Documents" has the meaning set forth in Section 3.2(d) hereof.

  "SEC" has the meaning set forth in Section 3.1(a) of the Merger Agreement.

  "Securities Act" has the meaning set forth in Section 3.1(d) of the Merger Agreement.

  "Significant Subsidiary" has the meaning set forth in Section 4.1(g) of the Merger Agreement.

  "STC" has the meaning set forth in the recitals hereto.

  "Sub" has the meaning set forth in the recitals hereto.

  "Subsidiary" has the meaning set forth in Section 2.1(b) of the Merger Agreement.

  "Voting Debt" has the meaning set forth in Section 3.1(b) of the Merger Agreement.

                                  ARTICLE II

           Delivery, Registration and Listing of Schlumberger Stock

  2.1 Delivery of Schlumberger Common Stock. Prior to the Merger, upon the request of STC and subject to the conditions set forth in Section 5.2 hereof, Schlumberger will sell to STC all or any portion of that number of shares of Schlumberger Common Stock which are to be received by the holders of Camco Common Stock in exchange for and upon conversion of the Camco Common Stock pursuant to Section 2.1(c) of the Merger Agreement. The date on which Schlumberger delivers such Schlumberger Common Stock to STC is referred to in this Transaction Agreement as the "Delivery Date". Schlumberger acknowledges that, pursuant to Section 2.1(e) of the Merger Agreement, if subsequent to the date of this Agreement but prior to the Effective Time, the number of shares of Schlumberger Common Stock issued and outstanding is changed as a result of a stock split, reverse stock split, stock dividend, recapitalization or other similar transaction, the Conversion Number and other items dependent thereon will be appropriately adjusted in the Merger Agreement and this Transaction Agreement.

  2.2 Preparation of S-4 and the Proxy Statement. Schlumberger and Camco shall promptly prepare and file with the SEC the Proxy Statement and Schlumberger shall prepare and file with the SEC the S-4, in which the Proxy Statement will be included as a prospectus. Each of Schlumberger and Camco shall use its best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing. Each of Camco and Schlumberger shall use its best efforts to cause the Proxy Statement to be mailed to stockholders of Camco at the earliest practicable date. Schlumberger shall use its best efforts to obtain all necessary state securities laws or "blue sky" permits, approvals and registrations in connection with the issuance of Schlumberger Common Stock in the Merger and upon the exercise of Camco Stock Options and Camco shall furnish all information concerning Camco and the holders of Camco Common Stock as may be reasonably requested in connection with obtaining such permits, approvals and registrations.

  2.3 Authorization for Shares and Stock Exchange Listing. Prior to the Effective Time, Schlumberger shall have taken all action necessary to permit it to issue the number of shares of Schlumberger Common Stock required to be issued pursuant to Section 2.1 of the Merger Agreement. Schlumberger shall use all reasonable efforts to cause the shares of Schlumberger Common Stock to be delivered in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

                                  ARTICLE III

                        Representations and Warranties

  3.1 Representations and Warranties of Camco. Camco represents and warrants to Schlumberger as follows:

    (a) Authority; No Violations; Consents and Approvals.

      (i) Camco has all requisite corporate power and authority to enter into this Transaction Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Transaction Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Camco. This Transaction Agreement has been duly executed and delivered by Camco and assuming this Transaction Agreement constitutes the valid and binding obligation of Schlumberger, constitutes a valid and binding obligation of Camco enforceable in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and to general principles of equity and limitations imposed on indemnity obligations by applicable federal and state securities laws.

      (ii) Except as set forth on Schedule 3.1(c) to the Camco Disclosure Letter, the execution and delivery of this Transaction Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Camco or any of its Subsidiaries under, any provision of (A) the Certificate of Incorporation or Bylaws of Camco or any provision of the comparable charter or organizational documents of any of its Subsidiaries, (B) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to Camco or any of its Subsidiaries or
    (C) assuming the consents, approvals, authorizations or permits and filings or notifications referred to in Section 3.1(a)(iii) are duly and timely obtained or made and the approval of the Merger and the Merger Agreement by the stockholders of Camco has been obtained, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Camco or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clause (B) or (C), any such conflicts, violations, defaults, rights, liens, security interests, charges or encumbrances that, individually or in the aggregate, would not have a Material Adverse Effect (as defined below) on Camco, materially impair the ability of Camco to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby. As used in this Transaction Agreement a "Material Adverse Effect" shall mean, any effect or change that is or would be materially adverse to the business, operations, assets, condition (financial or otherwise) or results of operations of (x) in respect of Camco, Camco and its direct and indirect Subsidiaries, taken as a whole, and (y) in respect of the STC Affiliated Group, the STC Affiliated Group taken as a whole; provided, however, a Material Adverse Effect shall not include (1) any effect or change, including changes in national or international economic conditions, relating to or affecting the oil and gas service and equipment industry as a whole (including a decline in worldwide oil and gas commodity prices), (2) changes, or possible changes, in foreign, federal, state or local statutes and regulations, (3) the loss of employees, customers or suppliers by Camco or one or more of its Subsidiaries as a direct or indirect consequence of any announcement relating to the Merger or (4) any action taken or required to be taken to satisfy any requirement imposed in connection with the review of the Merger under the HSR Act. As used herein, the term "Consideration" means the number of shares of Camco Common Stock outstanding on the day prior to the date of this Agreement multiplied by the Conversion Number and then multiplied by the closing sales price of Schlumberger Common Stock on the NYSE on the last trading day prior to the date of this Agreement.

      (iii) No consent, approval, order or authorization of, or registration, declaration or filing with, or permit from, any U.S. or non-U.S. court, administrative agency or commission or other governmental authority or instrumentality (a "Governmental Entity") is required by or with respect to Camco or any of its Subsidiaries in connection with the execution and delivery of this Transaction Agreement by Camco or the consummation by Camco of the transactions contemplated hereby, as to which the failure to obtain or make would have a Material Adverse Effect on Camco, except for: (A) the filing of a premerger notification report by Camco under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the expiration or termination of the applicable waiting period with respect thereto; (B) the filing with the SEC of (1) a proxy statement in preliminary and definitive form relating to the meeting of Camco's stockholders to be held in connection with the Merger (the "Proxy Statement") and (2) such reports under Section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Transaction Agreement, the Merger Agreement and the transactions contemplated hereby and thereby; (C) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (D) such filings and approvals as may be required by any applicable state securities, "blue sky" or takeover laws, or environmental laws; (E) such filings and approvals as may be required by any applicable non-U.S. Governmental Entity; and (F) such filings and approvals as may be required by any non-U.S. premerger notification, securities, corporate or other law, rule or regulation.

    (b) Litigation. Except as disclosed in the Camco SEC Documents or in the Camco litigation report previously delivered to Schlumberger, there is no
  (i) suit, action or proceeding pending or, to the best knowledge of Camco, threatened against or affecting Camco or any Subsidiary of Camco ("Camco Litigation"), or (ii) Camco Order, that would (in any case) have a Material Adverse Effect on Camco or prevent Camco from consummating the transactions contemplated by this Transaction Agreement.

    (c) Incorporation by Reference. Each of the representations and warranties made by Camco in the Merger Agreement is incorporated by reference herein as if fully set forth herein together with the definitions of the defined terms used therein, mutatis mutandis, so that references to the recipient of any such representations and warranties shall be deemed to be references to Schlumberger. Each such representation and warranty so incorporated herein by reference is hereby confirmed directly to Schlumberger.

  3.2 Representations and Warranties of Schlumberger. Schlumberger represents and warrants to Camco as follows:

    (a) Organization, Standing and Power. Schlumberger is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than where (individually as in the aggregate) the failure to be so organized or so to qualify would not have a Material Adverse Effect on Schlumberger. Complete and correct copies of the Certificates of Incorporation and Bylaws of Schlumberger have heretofore been made available to Camco.

    (b) Capital Structure. As of the date hereof, the authorized capital stock of Schlumberger consists of 1,000,000,000 shares of Schlumberger Common Stock and 200,000,000 shares of preferred stock ("Schlumberger Preferred Stock"). At the close of business on May 31, 1998 (i) 498,941,351 shares of Schlumberger Common Stock were issued and outstanding and an aggregate of 58,644,415 shares of Schlumberger Common Stock were reserved for issuance pursuant to Schlumberger's:

      Discounted Stock Purchase Plan................................. 14,624,867
      1998 Stock Option Plan......................................... 12,000,000
      1979 Stock Incentive Plan......................................    119,300
      1979 Incentive Stock Option Plan...............................     86,044
      1994 Stock Option Plan......................................... 19,557,184
      1989 Stock Incentive Plan...................................... 12,247,263
      IVS Stock Option Plan..........................................      9,757

  (collectively, the "Schlumberger Option Plans"); (ii) 120,201,108 shares of Schlumberger Common Stock were held by Schlumberger in its treasury or by its wholly owned Subsidiaries; (iii) a warrant to acquire 15,000,000 shares of Schlumberger Common Stock at an exercise price per share of $29.975 was outstanding; (iv) no shares of Schlumberger Preferred Stock were outstanding; and (v) no Voting Debt was outstanding. All outstanding shares of Schlumberger Common Stock are, and the shares of Schlumberger Common Stock when issued in accordance with this Transaction Agreement, and upon exercise of the Camco Stock Options to be assumed pursuant to the Merger, will be, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth on Schedule 3.2(b) to the

  Schlumberger Disclosure Letter, all outstanding shares of capital stock of the Significant Subsidiaries of Schlumberger have been duly authorized and validly issued and are fully paid and non-assessable, and were not issued in violation of any preemptive rights or other preferential rights of subscription or purchase other than those that have been waived or otherwise cured or satisfied, and, except as set forth in the Schlumberger SEC Documents or Schedule 3.2(b) to the Schlumberger Disclosure Letter, all such shares are owned by Schlumberger or a direct or indirect wholly owned Subsidiary of Schlumberger, free and clear of all liens, charges, encumbrances, claims and options of any nature.

    (c) Authority; No Violations, Consents and Approvals.

      (i) Schlumberger has all requisite corporate power and authority to enter into this Transaction Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Transaction Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Schlumberger. This Transaction Agreement has been duly executed and delivered by Schlumberger. Assuming this Transaction Agreement constitutes the valid and binding obligation of Camco, it also constitutes a valid and binding obligation of Schlumberger and is enforceable against Schlumberger in accordance with its terms; provided, however, that such enforceability is subject to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and to general principles of equity and limitations imposed on indemnity obligations by applicable federal and state securities laws.

      (ii) Except as set forth an Schedule 3.2(c)(ii) to the Schlumberger Disclosure Letter, the execution and delivery of this Transaction Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Schlumberger or any of its Subsidiaries under, any provision of (A) the Certificate of Incorporation or Bylaws of Schlumberger or any provision of the comparable charter or organizational documents of any of its Significant Subsidiaries, (B) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to Schlumberger or any of its Subsidiaries or (C) assuming the consents, approvals, authorizations or permits and filings or notifications referred to in Section 3.2(c)(iii) are duly and timely obtained or made and the approval of the Merger and this Transaction Agreement by the stockholders of Schlumberger has been obtained, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Schlumberger or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clause (B) or (C), any such conflicts, violations, defaults, rights, liens, security interests, charges or encumbrances that, individually or in the aggregate, would not have a Material Adverse Effect on Schlumberger or prevent in any material respect the consummation of any of the transactions contemplated hereby.

      (iii) No consent, approval, order or authorization of, or registration, declaration or filing with, or permit from, any Governmental Entity is required by or with respect to Schlumberger or any of its Subsidiaries in connection with the execution and delivery of this Transaction Agreement by Schlumberger or the consummation by Schlumberger of the transactions contemplated hereby, as to which the failure to obtain or make would have a Material Adverse Effect on Schlumberger, except for: (A) the filing of a premerger notification report by Schlumberger under the HSR Act and the expiration or termination of the applicable waiting period with respect thereto; (B) the filing with the SEC of the Proxy Statement, the S-4, such reports under Section 13(a) of the Exchange Act and such other compliance with the Securities Act and the Exchange Act and the rules and regulations thereunder as may be required in connection with this Transaction Agreement, the Merger Agreement and the transactions contemplated hereby and thereby, and the obtaining from the SEC of such orders as may be so required; (C) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (D) filings with, and approval of, the New York Stock Exchange, Inc. (the

    "NYSE"); (E) such filings and approvals as may be required by any applicable state securities, "blue sky" or takeover laws or environmental laws; (F) such filings and approvals as may be required by any applicable non-U.S. Governmental Entity; and (G) such filings and approvals as may be required by any non-U.S. premerger notification, securities, corporate or other law, rule or regulation.

    (d) SEC Documents. A true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by Schlumberger with the SEC since January 1, 1995 and prior to the date of this Transaction Agreement (the "Schlumberger SEC Documents") has been made available to Camco. The Schlumberger SEC Documents are all the documents (other than preliminary material) that Schlumberger was required to file with the SEC since such date. As of their respective dates, the Schlumberger SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Schlumberger SEC Documents, and none of the Schlumberger SEC Documents contained when filed any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Schlumberger included in the Schlumberger SEC Documents complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end adjustments and other adjustments discussed therein) the consolidated financial position of Schlumberger and its consolidated Subsidiaries as of their respective dates and the consolidated results of operations and the consolidated cash flows of Schlumberger and its consolidated Subsidiaries for the periods presented therein.

    (e) Information Supplied. None of the information supplied or to be supplied by Schlumberger or any of its Subsidiaries for inclusion or incorporation by reference in the S-4 will, at the time the S-4 is filed with SEC or when it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and none of the information supplied or to be supplied by Schlumberger or any of its Subsidiaries and included or incorporated by reference in the Proxy Statement will, at the date mailed to stockholders of Camco or at the time of the meeting of such stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to Schlumberger or any of its Subsidiaries, or with respect to other information supplied by Schlumberger or any of its Subsidiaries for inclusion in the Proxy Statement or S-4, shall occur which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the S-4, such event shall be so described, and such amendment or supplement shall be promptly filed with the SEC. The Proxy Statement, insofar as it relates to Schlumberger or Subsidiaries of Schlumberger or other information supplied by Schlumberger or any of its Subsidiaries for inclusion therein, will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder, except that no representations or warranties are made by Schlumberger with respect to statements made or incorporated by reference therein based on information supplied by Camco or any of Camco's Subsidiaries.

    (f) Absence of Certain Changes or Events. Except as disclosed in, or reflected in the financial statements included in, the Schlumberger SEC Documents or on Schedule 3.2(f) to the Schlumberger Disclosure Letter, or except as contemplated by this Transaction Agreement or the Merger Agreement, since December 31, 1997 there has not been: (i) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of Schlumberger's capital stock, except for regular quarterly cash dividends of $.1875 per share on Schlumberger Common Stock with usual record and payment dates for such dividends; (ii) any amendment of any material term of any outstanding equity security of Schlumberger or any Significant Subsidiary; (iii) any material change in any method of accounting or accounting practice by Schlumberger or any Significant Subsidiary; or (iv) any other transaction, commitment, dispute or other event or condition (financial or otherwise) of any character (whether or not in the ordinary course of business) that would have a Material Adverse Effect on Schlumberger.

    (g) No Undisclosed Material Liabilities. Except as disclosed in the Schlumberger SEC Documents or on Schedule 3.2(g) to the Schlumberger Disclosure Letter, there are no liabilities of Schlumberger or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, that would have a Material Adverse Effect on Schlumberger, other than: (i) liabilities adequately provided for on the balance sheet of Schlumberger dated as of March 31, 1998 (including the notes thereto) contained in Schlumberger's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998; (ii) liabilities incurred in the ordinary course of business since March 31, 1998; and (iii) liabilities under this Transaction Agreement and the Merger Agreement.

    (h) Litigation. Except as disclosed in the Schlumberger SEC Documents or on Schedule 3.2(h) to the Schlumberger Disclosure Letter, there is no (i) suit, action or proceeding pending or, to the best knowledge of Schlumberger, threatened against or affecting Schlumberger or any Subsidiary of Schlumberger ("Schlumberger Litigation"), or (ii) judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Schlumberger or any Subsidiary of Schlumberger that (in any case) would have a Material Adverse Effect on Schlumberger or prevent Schlumberger from consummating the transactions contemplated by this Transaction Agreement or by the Merger Agreement.

    (i) No Vote Required. No vote of the holders of any class or series of Schlumberger capital stock is necessary to approve the issuance of Schlumberger Common Stock pursuant to this Transaction Agreement and the transactions contemplated hereby.

    (j) Accounting Matters. To the best knowledge of the financial and accounting officers of Schlumberger prior to the date hereof, neither Schlumberger nor any of its Affiliates has taken any action that (without giving effect to any action taken or agreed to be taken by Camco or any of its Affiliates) would jeopardize the treatment of the business combination to be effected by the Merger as a pooling of interests for accounting purposes.

    (k) Beneficial Ownership of Camco Common Stock. As of the date hereof, neither Schlumberger nor its Subsidiaries "beneficially owns" (as defined in Rule 13d-3 under the Exchange Act) any shares of Camco Common Stock.

    (l) Material Contracts and Agreements. All material contracts of Schlumberger or its Subsidiaries have been included in the Schlumberger SEC Documents unless not required to be included pursuant to the rules and regulations of the SEC. Schedule 3.2(l) of the Schlumberger Disclosure Letter sets forth a list of all written or oral contracts, agreements or arrangements to which Schlumberger or any of its Subsidiaries or any of their respective assets are bound which meet the definition of material contracts set forth in Section 6.01 of Regulation S-K promulgated under the Securities Act and which have not been included in the Schlumberger SEC Documents.

                                  ARTICLE IV

                             Additional Agreements

  4.1 Legal Conditions to Merger.

  (a) Except as otherwise provided herein, Camco and Schlumberger will each take all reasonable actions necessary to comply promptly with all legal requirements that may be imposed on such party with respect to the Merger (including, without limitation, furnishing all information required under the HSR Act and in connection with approvals of or filings with any other Governmental Entity) and will promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them or any of their

Subsidiaries in connection with the Merger. Each of Camco and Schlumberger will, and will cause its respective Subsidiaries to, take all actions necessary to obtain (and will cooperate with each other in obtaining) any consent, acquiescence, authorization, order or approval of, or any exemption or nonopposition by, any Governmental Entity or court required to be obtained or made by Camco, Schlumberger or any of their Subsidiaries in connection with the Merger or the taking of any action contemplated thereby, by the Merger Agreement or by this Transaction Agreement, including complying with any requests or orders made by the Justice Department or the Federal Trade Commission in connection with the Merger.

  (b) Each of the parties hereto shall file a premerger notification and report form under the HSR Act with respect to the Merger as promptly as reasonably possible following execution and delivery of this Agreement. Each of the parties agrees to use reasonable efforts to promptly respond to any request for additional information pursuant to Section (e)(1) of the HSR Act. Except as otherwise required by United States regulatory considerations, Camco will furnish to Schlumberger copies of all correspondence, filings or communications (or memoranda setting forth the substance thereof (collectively, "Company HSR Documents")) between Camco, or any of its respective representatives, on the one hand, and any governmental entity, or members of the staff of such agency or authority, on the other hand, with respect to this Agreement, the Merger Agreement or the Merger; provided; however, that (x) with respect to documents and other materials filed by or on behalf of Camco with the Antitrust Division of the Department of Justice, the Federal Trade Commission, or any state attorneys general that are available for review by Schlumberger, copies will not be required to be provided to Schlumberger and (y) with respect to any Camco HSR Documents (1) that contain any information which, in the reasonable judgment of Fulbright & Jaworski L.L.P., should not be furnished to Schlumberger because of antitrust considerations or (2) relating to a request for additional information pursuant to Section (e)(1) of the HSR Act, the obligation of Camco to furnish any such Camco HSR Documents to Schlumberger shall be satisfied by the delivery of such Camco HSR Documents on a confidential basis to Baker & Botts, L.L.P., pursuant to a confidentiality agreement in form and substance reasonably satisfactory to Schlumberger. Except as otherwise required by United States regulatory considerations, Schlumberger will furnish to Camco copies of all correspondence, filings or communications (or memoranda setting forth the substance thereof (collectively, "Schlumberger HSR Documents")) between Schlumberger or any of its representatives, on the one hand, and any Governmental Entity, or member of the staff of such agency or authority, on the other hand, and any Governmental Entity, or member of the staff of such agency or authority, on the other hand, with respect to this Agreement, the Merger Agreement or the Merger; provided, however, that (x) with respect to documents and other materials filed by or on behalf of Schlumberger with the Antitrust Division of the Department of Justice, the Federal Trade Commission, or any state attorneys general that are available for review by Camco, copies will not be required to be provided to Camco, and (y) with respect to any Schlumberger HSR Documents (1) that contain information which, in the reasonable judgment of Baker & Botts, L.L.P., should not be furnished to Camco because of antitrust considerations or (2) relating to a request for additional information pursuant to Section (e)(1) of the HSR Act, the obligation of Schlumberger to furnish any such Schlumberger HSR Documents to Camco shall be satisfied by the delivery of such Schlumberger HSR Documents on a confidential basis to Fulbright & Jaworski L.L.P. pursuant to a confidentiality agreement in form and substance reasonably satisfactory to Camco.

  (c) In the event that any governmental body with jurisdiction of this Merger shall require Schlumberger or any of its Subsidiaries to agree to take or not to take any action as a condition to approving or not objecting to the Merger, Schlumberger will take such action (i) if the loss in annual revenues to the Surviving Corporation would reasonably be expected not to exceed $75 million during the ensuing twelve months following the Closing, or (ii) if Schlumberger otherwise considers it reasonable and appropriate in the circumstances to take such action.

  4.2 Agreement to Defend. In the event any claim, action, suit, investigation or other proceeding by any governmental body or other person or other legal or administrative proceeding is commenced that questions the validity or legality of the transactions contemplated hereby or seeks damages in connection therewith, the parties hereto agree to cooperate and use their reasonable efforts to defend against and respond thereto.

  4.3 Accounting Matters. During the period from the date of this Transaction Agreement through the Effective Time, unless the parties shall otherwise agree in writing, neither Schlumberger nor Camco or any of their respective Subsidiaries shall knowingly take or fail to take any reasonable action which action or failure to act would jeopardize the treatment of the Merger as a pooling of interests for accounting purposes.

  4.4 Public Announcements. Schlumberger and Camco will consult with each other before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Transaction Agreement, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law or by obligations pursuant to any listing agreement with any national securities exchange or transaction reporting system.

  4.5 Other Actions. Except as contemplated by this Transaction Agreement or the Merger Agreement, neither Schlumberger nor Camco shall, and neither shall permit any of its Subsidiaries to, take or agree or commit to take or omit to take any action that is reasonably likely to result in any of its respective representations or warranties hereunder or under the Merger Agreement being untrue in any material respect or in any of the conditions to the Merger set forth in Article VI to the Merger Agreement not being satisfied.

  4.6 Advice of Changes; SEC Filings. Schlumberger and Camco shall confer on a regular basis with each other, report on operational matters of Camco and promptly advise each other orally and in writing of any change or event having, or which, insofar as can reasonably be foreseen, could have, a Material Adverse Effect on Schlumberger or Camco, as the case may be. Subject to the provisions of Section 4.1, Camco and Schlumberger shall promptly provide each other (or their respective counsel) copies of all filings made by such party with the SEC or any other state or federal Governmental Entity in connection with this Transaction Agreement or the Merger Agreement and the transactions contemplated hereby and thereby.

  4.7 Reorganization. It is the intention of Schlumberger and Camco that the Merger will qualify as a reorganization described in Section 368(a)(1)(B) of the Code (and any comparable provisions of applicable state law). Neither Schlumberger nor Camco (nor any of their respective Subsidiaries) will take or omit to take any action (whether before, on or after the Closing Date) that would cause the Merger not to be so treated. The parties (and their respective Subsidiaries) will characterize the Merger as such a reorganization for purposes of all Returns and other filings.

  4.8 Takeover Defenses. Schlumberger and Camco shall each take such action with respect to any takeover provisions in its respective Certificate of Incorporation or Bylaws or afforded it by statute to the extent necessary to consummate the Merger on the terms set forth in the Merger Agreement.

  4.9 Letter of Camco's Accountants. Camco shall use its best efforts to cause to be delivered to Schlumberger a letter of Arthur Andersen LLP, Camco's independent public accountants, dated a date within two business days before the date on which the S-4 shall become effective and addressed to Schlumberger and Camco, in form and substance reasonably satisfactory to Schlumberger and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the S-4. In connection with Camco's efforts to obtain such letter, if requested by Arthur Andersen LLP, Schlumberger shall provide a representation letter to Arthur Andersen LLP complying with SAS 72, if then required.

  4.10 Letter of Schlumberger's Accountants. Schlumberger shall use its best efforts to cause to be delivered to Camco a letter of Price Waterhouse LLP, Schlumberger's independent public accountants, dated a date within two business days before the date on which the S-4 shall become effective and addressed to Camco and Schlumberger, in form and substance reasonably satisfactory to Camco and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the S-4. In connection with Schlumberger's efforts to obtain such letter, if requested by Price Waterhouse LLP, Camco shall provide a representation letter to Price Waterhouse LLP complying with SAS 72, if then required.

  4.11 Rights Agreement. Prior to the Effective Time, the Board of Directors of Camco shall take any action (including, as necessary, amending or terminating (but with respect to termination, only as of immediately prior to the Effective Time) the Rights Agreement) necessary so that none of the execution and delivery of this

Transaction Agreement, the conversion of shares of Camco Common Stock into the right to receive Schlumberger Common Stock in accordance with Article II of this Transaction Agreement, and the consummation of the Merger or any other transaction contemplated hereby will cause (a) the Camco Rights to become exercisable under the Rights Agreement, (b) Schlumberger or any of its Subsidiaries to be deemed an "Acquiring Person" (as defined in the Rights Agreement), (c) the provisions of Section 11 or Section 13 of the Rights Agreement to become applicable to any such event or (d) the "Distribution Date" or the "Share Acquisition Date" (each as defined in the Rights Agreement) to occur upon any such event, and so that the "Expiration Date" (as defined in the Rights Agreement) of the Camco Rights will occur immediately prior to the Effective Time. Without the prior written consent of Schlumberger, neither the Board of Directors of Camco nor Camco shall take any other action to terminate the Rights Agreement, redeem the Camco Rights, cause any person not to be or become an "Acquiring Person" or otherwise amend the Rights Agreement in a manner, or take any other action under the Rights Agreement, adverse to Schlumberger.

  4.12 Stock Options. Schlumberger shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Schlumberger Common Stock for delivery upon exercise of the Camco Stock Options assumed by STC in accordance with Section 2.1(d) and Section 5.5 of the Merger Agreement. As soon as possible after the Effective Time, Schlumberger shall file with the SEC a registration statement on Form S-8 (or any successor form) with respect to the shares of Schlumberger Common Stock subject to the Camco Stock Options.

                                   ARTICLE V

                             Conditions Precedent

  5.1 Conditions to Camco's Closing Deliveries. The obligations of Camco under
Section 5.2 hereof are subject to the conditions that the Merger Agreement shall not have been terminated, that each of the conditions set forth in
Article VI of the Merger Agreement other than those conditions to be satisfied at the Closing shall have been satisfied or waived as set forth therein and that each of the following conditions shall have been satisfied or waived by
Camco:

    (a) Representations and Warranties. Each of the representations and warranties of Schlumberger set forth in this Transaction Agreement shall be true and correct in all material respects as of the date of this Transaction Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Delivery Date as though made on and as of the Delivery Date, except where the failure to be so true and correct (without giving effect to the individual materiality thresholds otherwise contained in Section 3.2 hereof) would not have a Material Adverse Effect on Schlumberger (such that the aggregate of the Material Adverse Effect on Schlumberger hereunder exceeds $400 million) and Schlumberger shall have received a certificate dated the Delivery Date by a duly authorized officer of Schlumberger to that effect.

    (b) Performance of Obligations of Schlumberger. Schlumberger shall have performed in all material respects all obligations required to be performed by it under this Transaction Agreement at or prior to the Delivery Date.

    (c) Certifications and Opinion. Schlumberger shall have furnished Camco with:

      (i) a certified copy of a resolution or resolutions duly adopted by the Board of Directors or a duly authorized committee thereof of Schlumberger approving this Transaction Agreement and the transactions contemplated hereby; and

      (ii) a favorable opinion, dated the Closing Date, in customary form and substance, of David S. Browning, Esquire, General Counsel of Schlumberger, to the effect that:

        (A) Schlumberger is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has corporate power to own its properties and assets and to carry on its business as presently conducted and as described in the Registration

      Statement; and the execution and delivery of this Transaction Agreement did not, and the consummation of the transactions contemplated hereby will not, violate any provision of Schlumberger's Certificate of Incorporation or Bylaws;

        (B) the Board of Directors of Schlumberger has taken all action required under its jurisdiction of incorporation, its Certificate of Incorporation or its Bylaws to authorize the execution and delivery of this Transaction Agreement and the transactions contemplated hereby; and this Transaction Agreement is a valid and binding agreement of Schlumberger enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws or judicial decisions now or hereafter in effect relating to creditors' rights generally or governing the availability of equitable relief; and

        (C) the Schlumberger Shares to be delivered to the holders of Camco Common Stock pursuant to Article II of the Merger Agreement are duly authorized and when issued and delivered as contemplated by the Merger Agreement will be legally and validly issued and fully paid and nonassessable and no stockholders of Schlumberger shall have any preemptive rights with respect thereto either pursuant to the organizational documents of Schlumberger or under applicable law of the jurisdiction of Schlumberger's organization.

    (d) Fairness Opinion. Morgan Stanley & Co. Incorporated has not revoked, modified or changed its opinion referred to in Section 3.1(p) of the Merger Agreement in any manner adverse to the holders of the Common Stock of Camco.

  5.2 Conditions to Schlumberger's Closing Deliveries. The obligations of Schlumberger under Section 2.1 and Section 5.1 hereof are subject to the conditions that the Merger Agreement shall not have been terminated, that each of the conditions set forth in Article VI of the Merger Agreement other than those conditions to be satisfied at Closing shall have been satisfied or waived as set forth therein and that each of the following conditions shall have been satisfied or waived by Schlumberger:

    (a) Representations and Warranties. Each of the representations and warranties of Camco set forth in this Transaction Agreement shall be true and correct in all material respects as of the date of this Transaction Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Delivery Date as though made on and as of the Deliver Date, except where the failure to be so true and correct (without giving effect to the individual materiality thresholds otherwise contained in Section 3.1 hereof) would not have a Material Adverse Effect on Camco (such that the aggregate of the Material Adverse Effect on Camco hereunder exceeds $200 million) and Schlumberger shall have received a certificate dated the Delivery Date on behalf of Camco by the chief executive officer and chief financial officer of Camco to that effect.

    (b) Performance of Obligations of Camco. Camco shall have performed in all material respects all obligations required to be performed by it under this Transaction Agreement at or prior to the Delivery Date.

    (c) Certifications and Opinion. Camco shall have furnished Schlumberger with:

      (i) a certified copy of a resolution or resolutions duly adopted by the Board of Directors of Camco approving this Transaction Agreement and consummation of the transactions contemplated hereby; and

      (ii) a favorable opinion, dated the Delivery Date, in customary form and substance, of Ronald R. Randall, Esquire, General Counsel of Camco, to the effect that:

        (A) the execution and delivery of this Transaction Agreement did not violate any provision of Camco's Certificate of Incorporation or Bylaws; and

        (B) the Board of Directors of Camco has taken all action required by the DGCL and its Certificate of Incorporation or its Bylaws to authorize the execution and delivery of this Transaction Agreement and the transactions contemplated hereby; and this Transaction Agreement is a valid and binding agreement of Camco enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws or judicial decisions now or hereafter in effect relating to creditors' rights generally or governing the availability of equitable relief.

                                  ARTICLE VI

                           Termination and Amendment

  6.1 Termination. This Transaction Agreement shall automatically terminate if the Merger Agreement is terminated. In addition, this Transaction Agreement may be terminated:

    (a) by mutual written consent of Camco and Schlumberger, or by mutual action of their respective Boards of Directors;

    (b) by Schlumberger if (i) Camco shall have failed to comply in any material respect with any of the covenants or agreements contained in this Transaction Agreement to be complied with or performed by Camco at or prior to such date of termination (provided such breach has not been cured within 30 days following receipt by Camco of notice of such breach and is existing at the time of termination of this Transaction Agreement); or (ii) any representations and warranties of Camco contained in this Transaction Agreement shall not have been true when made (provided such breach has not been cured within 30 days following receipt by Camco of notice of such breach and is existing at the time of termination of this Transaction Agreement) or on and as of the Effective Time as if made on and as of the Effective Time (except to the extent it relates to a particular date), except where the failure to be so true and correct (without giving effect to the individual materiality thresholds otherwise contained in Section 3.1 hereof) would not have a Material Adverse Effect on Camco such that the aggregate of the Material Adverse Effect on Camco exceeds $200 million; and

    (c) by Camco if (i) Schlumberger shall have failed to comply in any material respect with any of the covenants or agreements contained in this Transaction Agreement to be complied with or performed by it at or prior to such date of termination (provided such breach has not been cured within 30 days following receipt by Schlumberger of notice of such breach and is existing at the time of termination of this Transaction Agreement); or (ii) any representations and warranties of Schlumberger contained in this Transaction Agreement shall not have been true when made (provided such breach has not been cured within 30 days following receipt by Schlumberger of notice of such breach and is existing at the time of termination of this Transaction Agreement) or on and as of the Effective Time as if made on and as of the Effective Time (except to the extent it relates to a particular date), except where the failure to be so true and correct (without giving effect to the individual materiality thresholds otherwise contained in
  Section 3.2 hereof) would not have a Material Adverse Effect on Schlumberger such that the aggregate of the Material Adverse Effect on Schlumberger exceeds $400 million.

  6.2 Effect of Termination. In the event of termination of this Transaction Agreement by either Camco or Schlumberger as provided in Section 6.1, this Transaction Agreement shall forthwith become void and there shall be no liability or obligation on the part of Schlumberger or Camco under this Termination Agreement except (a) with respect to Section 7.1, and (b) to the extent that such termination results from the willful breach by a party hereto of any of its representations or warranties or of any of its covenants or agreements, in each case, as set forth in this Transaction Agreement except as provided in Section 8.9. Nothing herein shall be construed to limit any of the rights and obligations under the Merger Agreement.

  6.3 Amendment. This Transaction Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of Camco, but, after any such approval, no amendment shall be made which by law requires further approval by such stockholders without such further approval. This Transaction Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

  6.4 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed: (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto; (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

                                  ARTICLE VII

                              General Provisions

  7.1 Payment of Expenses. Each party hereto shall pay its own expenses incident to preparing for entering into and carrying out this Transaction Agreement and the consummation of the transactions contemplated hereby, whether or not the Merger shall be consummated, except that the filing fees with respect to the Proxy Statement, and the S-4 shall be paid by Schlumberger.

  7.2 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties and agreements in this Transaction Agreement or in any instrument delivered pursuant to this Transaction Agreement shall survive the Effective Time and any liability for breach or violation thereof shall terminate absolutely and be of no further force and effect at and as of the Effective Time, except for the agreements contained in Section 6.2 and this
Article VI and the representations, covenants and agreements contained in
Section 4.7. The Confidentiality Agreements shall survive the execution and delivery of this Transaction Agreement, and the provisions of the Confidentiality Agreements shall apply to all information and material delivered hereunder.

  7.3 Notices. Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, telegraphed or telecopied or sent by certified or registered mail, postage prepaid, and shall be deemed to be given, dated and received when so delivered personally, telegraphed or telecopied or, if mailed, five business days after the date of mailing to the following address or telecopy number, or to such other address or addresses as such person may subsequently designate by notice given hereunder.

    (a) if to Schlumberger, to:

        Schlumberger Limited
        277 Park Avenue
        New York, New York 10172
        Attention: David S. Browning, Esquire
        Fax: (212) 350-9457

      with a copy to:

        Baker & Botts, L.L.P.
        910 Louisiana, Suite 3000
        Houston, Texas 77002
        Attention: Moulton A. Goodrum, Esquire
        Fax: (713) 229-1522

    and (b) if to Camco, to:

        Camco International, Inc.
        7030 Ardmore
        Houston, Texas 77054
        Attention: Ronald R. Randall, Esquire
        Fax: (713) 749-5625
     with a copy to:

      Fulbright & Jaworski L.L.P.
      1301 McKinney, Suite 5100
      Houston, Texas 77010
      Attention: Michael C. Conlon, Esquire
      Fax: (713) 651-5246

  7.4 Interpretation. When a reference is made in this Transaction Agreement to Sections, such reference shall be to a Section of this Transaction Agreement unless otherwise indicated. The table of contents, glossary of defined terms and headings contained in this Transaction Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Transaction Agreement. Whenever the word "include", "includes" or "including" is used in this Transaction Agreement, it shall be deemed to be followed by the words "without limitation." The phrase "made available" in this Transaction Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available.

  7.5 Counterparts. This Transaction Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

  7.6 Entire Agreement; No Third-Party Beneficiaries. This Transaction Agreement (together with the Confidentiality Agreements, the Merger Agreement and any other documents and instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereto and is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

  7.7 Governing Law. This Transaction Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

  7.8 No Remedy in Certain Circumstances. Each party agrees that, should any court or other competent authority hold any provision of this Transaction Agreement or part hereof to be null, void or unenforceable, or order any party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, the validity, legality and enforceability of the remaining provisions and obligations contained or set forth herein shall not in any way be affected or impaired thereby, unless the foregoing inconsistent action or the failure to take an action constitutes a material breach of this Transaction Agreement or makes this Transaction Agreement impossible to perform, in which case this Transaction Agreement shall terminate pursuant to
Article VI hereof. Except as otherwise contemplated by this Transaction Agreement, to the extent that a party hereto took an action inconsistent herewith or failed to take action consistent herewith or required hereby pursuant to an order or judgment of a court or other competent authority, such party shall not incur any liability or obligation unless such party breached its obligations under Section 4.1 hereof or did not in good faith seek to resist or object to the imposition or entering of such order or judgment.

  7.9 Assignment. Neither this Transaction Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Transaction Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

  7.10 Enforcement of the Agreement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Transaction Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Transaction Agreement and to enforce specifically the terms and provisions hereof in any court of the United States located in the State of Delaware or in the Chancery Court of the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto
(a) consents to submit itself to the personal jurisdiction of any Federal or state court sitting in Wilmington, Delaware in the event any dispute between the parties hereto arises out of this Agreement solely in connection with such a suit between the parties, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement in any court other than a Federal or state court sitting in Wilmington, Delaware.

  IN WITNESS WHEREOF, each party has caused this Transaction Agreement to be signed by its respective officers thereunto duly authorized, all as of the date first written above.

                                     SCHLUMBERGER LIMITED

                                               /s/ Victor E. Grijalva
                                     By:_______________________________________
                                         Victor E. Grijalva
                                         Vice Chairman

                                     CAMCO INTERNATIONAL, INC.

                                               /s/ Gilbert H. Tausch
                                     By:_______________________________________
                                         Gilbert H. Tausch
                                         President and Chief Executive Officer

                                                                        ANNEX C

                                                                  June 18, 1998

Board of Directors
Camco International Inc.
7030 Ardmore
Houston, Texas 77054

Members of the Board:

  We understand the Camco International Inc. ("Camco" or the "Company"), Schlumberger Technology Corporation ("STC"), a wholly owned subsidiary of Schlumberger Limited ("Schlumberger" or the "Buyer"), and Schlumberger OFS, Inc., a wholly owned subsidiary of STC ("Sub"), propose to enter into an Agreement and Plan of Merger substantially in the form of the draft dated June 18, 1998 (the "Merger Agreement"), which provides, among other things, for the merger (the "Merger") of Sub with and into Camco. Pursuant to the Merger, the Company will become a wholly-owned indirect subsidiary of Schlumberger and each outstanding share of common stock, par value of $0.01 per share (the "Camco Common Stock"), of Camco, other than shares held in treasury or by the Buyer or any subsidiary of the Company or the Buyer, shall be converted into the right to receive 1.18 shares (the "Exchange Ratio") of common stock, par value $0.01 per share, of Schlumberger (the "Schlumberger Common Stock"). The terms and conditions of the Merger are more fully set forth in the Merger Agreement and certain related documents.

  You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of Camco Common Stock (other than Schlumberger and its affiliates).

  For purposes of the opinion set forth herein, we have:

    (i) reviewed certain publicly available financial statements and other information of Camco and Schlumberger, respectively;

    (ii) reviewed certain internal financial statements and other financial and operating data concerning Camco prepared by the management of Camco;

    (iii) analyzed certain financial projections prepared by the management of Camco;

    (iv) discussed the past and current operations and financial condition and the prospects of Camco, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of Camco;

    (v) discussed the past and current operations and financial condition and the prospects of Schlumberger with senior executives of Schlumberger;

    (vi) reviewed the pro forma impact of the Merger on Schlumberger's earnings per share and other financial ratios;

    (vii) reviewed the reported prices and trading activity for the Camco Common Stock and the Schlumberger Common Stock;

    (viii) discussed with the senior managements of Camco and Schlumberger certain research analyst projections for Camco and Schlumberger, respectively;

    (ix) Compared the financial performance of Camco and Schlumberger and the prices and trading activity of the Camco Common Stock and the Schlumberger Common Stock with that of certain other comparable publicly-traded companies and their securities;

    (x) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

    (xi) participated in discussions and negotiations among representatives of Camco and Schlumberger and their financial and legal advisors;

    (xii) reviewed the draft Merger Agreement, the draft Transaction Agreement dated June 18, 1998 between Camco and Schlumberger and certain related documents; and

    (xiii) performed such other analyses as we have deemed appropriate.

We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, including the information relating to certain strategic, financial and operational benefits anticipated to result from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Camco. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, including, among other things, that the Merger will be accounted for as a "pooling-of-interests" business combination in accordance with U.S. Generally Accepted Accounting Principles and the Merger will be treated as a tax-free reorganization and/or exchange, each pursuant to the Internal Revenue Code of 1986. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

  In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of Camco.

  We have acted as financial advisor to the Board of Directors of Camco in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for the Company and the Buyer and their affiliates and have received fees for the rendering of these services.

  It is understood that this letter is for the information of the Board of Directors of Camco and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by Camco in respect of the transaction with the Securities and Exchange Commission. In addition, this opinion does not in any manner address the prices at which Schlumberger Common Stock will trade following consummation of the Merger, and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of Camco should vote at the shareholders' meeting held in connection with the Merger.

  Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of Camco Common Stock (other than Schlumberger and its affiliates).

                                          Very truly yours,

                                          MORGAN STANLEY & CO. INCORPORATED

                                                   /s/ Gordon E. Dyal
                                          By:__________________________________
                                             Gordon E. Dyal
                                             Managing Director

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Article IX, Section 7 of Schlumberger's Deed of Incorporation and Article V of Schlumberger's By-Laws provide that:

  Schlumberger has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Schlumberger) by reason of the fact that he or she is or was a director, officer, employee or agent of Schlumberger, or is or was serving at the request of Schlumberger as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or entity, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Schlumberger, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of Schlumberger, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

  Schlumberger has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Schlumberger to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of Schlumberger, or is or was serving at the request of Schlumberger as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or entity against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Schlumberger and except that no indemnification may be made in respect of any claim, issue or matter as to which that person has been finally adjudged to be liable to Schlumberger for improper conduct unless and only to the extent that the court in which that action or suit was brought or any other court having appropriate jurisdiction determines upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, that person is fairly and reasonably entitled to indemnity for those expenses, judgments, fines and amounts paid in settlement which the court in which the action or suit was brought or such other court having appropriate jurisdiction deems proper.

  To the extent that a director, officer, employee or agent of Schlumberger has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the two preceding paragraphs, or in defense of any claim, issue or matter therein, Schlumberger will indemnify that person against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

  Any indemnification under the first two paragraphs in this item (unless ordered by a court) may be made by Schlumberger only as authorized by contract approved, or by by-laws, resolution or other action adopted or taken, by the Board of Directors or by the stockholders.

  Expenses incurred in defending a civil or criminal action, suit or proceeding will be paid by Schlumberger in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by Schlumberger as authorized by Article V of the By-Laws or Article IX, Section 7 of the Deed of Incorporation.

  The indemnification and advancement of expenses provided by or granted pursuant to the other Sections of Article V of the By-Laws and Article IX,
Section 7 of the Deed of Incorporation are not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any law, by-law, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and continues as to a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of that person.

  Schlumberger has the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Schlumberger, or is or was serving at the request of Schlumberger in such a capacity for another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against that person and incurred by that person in any of those capacities or arising out of his status as such, whether or not Schlumberger may indemnify him or her against such liability under the provisions of Article V of the By-Laws or Article IX, Section 7 of the Deed of Incorporation.

  For purposes of Article V of the By-Laws and Article IX, Section 7 of the Deed of Incorporation, reference to Schlumberger includes, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or Merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, stands in the same position under the provisions of
Article V of the By-Laws and Article IX, Section 7 of the Deed of Incorporation with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

  In addition, Schlumberger maintains directors' and officers' liability insurance which insures against certain liabilities that the officers and directors of Schlumberger may incur in such capacities.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits.

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
   2.1*   -- Agreement and Plan of Merger dated as of June 18, 1998 among
             Schlumberger Technology Corporation and Camco International Inc.
             (incorporated by reference to Exhibit 2.1 to Schlumberger's Form
             8-K dated June 18, 1998, File 001-04601).
   3.1*   -- Deed of Incorporation of Schlumberger, as amended (incorporated by reference to Exhibit 3(i) to Schlumberger's Form 10-Q for the
             quarter ended December 31, 1993, File 001-04601).
   3.2*   -- By-laws of Schlumberger, as amended (incorporated by reference to
             Exhibit 3 to Schlumberger's Form 10-K for the year ended December
             31, 1993, File 001-04601).
   5.1    -- Opinion of David S. Browning, Esq., regarding legality of securities.
   8.1    -- Opinion of Baker & Botts, L.L.P., regarding certain tax matters.
   8.2    -- Opinion of Fulbright & Jaworski L.L.P., regarding certain tax matters.
  23.1    -- Consent of PricewaterhouseCoopers LLP, with respect to the financial statements of Schlumberger.
  23.2    -- Consent of Arthur Andersen LLP, with respect to the financial statements of Camco.
  23.3    -- Consent of David S. Browning, Esq. (included in Exhibit 5.1).
  23.4    -- Consent of Baker & Botts, L.L.P. (included in Exhibit 8.1).
  23.5    -- Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 8.2).
  24.1    -- Powers of Attorney for Schlumberger's directors.
  99.1    -- Proxy card for use at Special Meeting of Camco.
  99.2    -- Consent of Morgan Stanley & Co. Incorporated (included in Annex
             C).

--------
* Incorporated by reference.

  (b) Financial Statement Schedules.

  All schedules are omitted because they are not applicable or because the required information is contained in the Financial Statements or Notes thereto.

ITEM 22. UNDERTAKINGS.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes:

    (1) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    (2) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

    (3) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

    (4) That every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (5) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 27, 1998.

                                          Schlumberger N.V.
                                          (Schlumberger Limited)

                                          By:    /s/ Arthur Lindenauer
                                             ----------------------------------
                                                     ARTHUR LINDENAUER
                                            EXECUTIVE VICE PRESIDENT--FINANCE;
                                                      CHIEF FINANCIAL
                                               OFFICER AND CHIEF ACCOUNTING
                                                          OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS ON JULY 27, 1998 IN THE CAPACITIES INDICATED.

              SIGNATURE                      TITLE

        * /s/ D. Euan Baird          Director, Chairman, President
-----------------------------------   and Chief Executive Officer
           D. EUAN BAIRD

       /s/ Arthur Lindenauer         Executive Vice President--
-----------------------------------   Finance; Chief Financial
         ARTHUR LINDENAUER            Officer and Chief Accounting
                                      Officer

       * /s/ Don E. Ackerman         Director
-----------------------------------
          DON E. ACKERMAN

         * /s/ John Deutch           Director
-----------------------------------
            JOHN DEUTCH

     * /s/ Victor E. Grijalva        Vice Chairman and
-----------------------------------   Director
        VICTOR E. GRIJALVA

  * /s/ William T. McCormick, Jr.    Director
-----------------------------------
     WILLIAM T. MCCORMICK, JR.

        * /s/ Didier Primat          Director
-----------------------------------
           DIDIER PRIMAT

       * /s/ Nicolas Seydoux         Director
-----------------------------------
          NICOLAS SEYDOUX

   * /s/ Linda Gillespie Stuntz      Director
-----------------------------------
      LINDA GILLESPIE STUNTZ

        * /s/ Sven Ullring           Director
-----------------------------------
           SVEN ULLRING

              SIGNATURE                      TITLE

       * /s/ Denys Henderson         Director
-----------------------------------
          DENYS HENDERSON

       * /s/ Andre Levy-Lang         Director
-----------------------------------
          ANDRE LEVY-LANG

     * /s/ Yoshihiko Wakumoto        Director
-----------------------------------
        YOSHIHIKO WAKUMOTO


         /s/ Arthur Lindenauer
*By: ______________________________
           ARTHUR LINDENAUER,
          AS ATTORNEY-IN-FACT

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
   2.1*   -- Agreement and Plan of Merger dated as of June 18, 1998 among
             Schlumberger Technology Corporation and Camco International Inc.
             (incorporated by reference to Exhibit 2.1 to Schlumberger's Form
             8-K dated June 18, 1998, File 001-04601).
   3.1*   -- Deed of Incorporation of Schlumberger, as amended (incorporated by reference to Exhibit 3(i) to Schlumberger's Form 10-Q for the
             quarter ended December 31, 1993, File 001-04601).
   3.2*   -- By-laws of Schlumberger, as amended (incorporated by reference to
             Exhibit 3 to Schlumberger's Form 10-K for the year ended December
             31, 1993, File 001-04601).
   5.1    -- Opinion of David S. Browning, Esq., regarding legality of securities.
   8.1    -- Opinion of Baker & Botts, L.L.P., regarding certain tax matters.
   8.2    -- Opinion of Fulbright & Jaworski L.L.P., regarding certain tax matters.
  23.1    -- Consent of PricewaterhouseCoopers LLP, with respect to the financial statements of Schlumberger.
  23.2    -- Consent of Arthur Andersen LLP, with respect to the financial statements of Camco.
  23.3    -- Consent of David S. Browning, Esq. (included in Exhibit 5.1).
  23.4    -- Consent of Baker & Botts, L.L.P. (included in Exhibit 8.1).
  23.5    -- Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 8.2).
  24.1    -- Powers of Attorney for Schlumberger's directors.
  99.1    -- Proxy card for use at Special Meeting of Camco.
  99.2    -- Consent of Morgan Stanley & Co. Incorporated (included in Annex
             C).

--------
* Incorporated by reference.